Form 10-K, Exhibit 13
period 1993-12-31
RELIANCE FINANCIAL SERVICES CORP
filed 1994-03-30
CIK 83047

                                                                    EXHIBIT 13.1


                                     LOGO

                              ===================

                                   RELIANCE
                                   FINANCIAL
                                   SERVICES

                              ===================


                              Annual Report 1993

CONTENTS
Financial Statements               1
Independent Auditors' Report      25
Financial Review                  26
Market and Dividend Information   33
Directors                         34
Officers                          35
Corporate Data                    36

A copy of the Company's Annual Report on Form 10-K to the Securities and Exchange Commission will be furnished to any security holder upon written request to: Corporate Communications, Reliance Group Holdings, Inc., 55 East 52nd Street, New York, N.Y. 10055.

RELIANCE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31                             1993        1992        1991
- --------------------------------------------------------------------------------
(In thousands)
REVENUES:
Premiums earned............................  $2,464,903  $2,362,233  $2,224,742
Net investment income......................     250,799     225,780     228,581
Gain (loss) on sales of investments........     158,196      50,136      (8,210)
Gain on sale of subsidiary.................          --       8,999          --
Interest income from parent company........      18,491      20,203      22,194
Other......................................     116,802     109,142          --
                                             ----------  ----------  ----------
                                              3,009,191   2,776,493   2,467,307
                                             ----------  ----------  ----------
CLAIMS AND EXPENSES:
Policy claims and settlement expenses......   1,317,397   1,390,160   1,482,945
Policy acquisition costs...................     327,437     289,591     291,812
Interest...................................      21,365      20,256      18,724
Other insurance expenses...................     954,747     879,874     776,289
Other......................................     119,186     105,134          --
                                             ----------  ----------  ----------
                                              2,740,132   2,685,015   2,569,770
                                             ----------  ----------  ----------
INCOME (LOSS) FROM CONTINUING OPERATIONS
 BEFORE INCOME TAXES, MINORITY INTERESTS
 AND EQUITY IN INVESTEE COMPANIES..........     269,059      91,478    (102,463)
Income tax (provision) benefit.............     (92,994)    (20,705)     68,901
Minority interests.........................      (3,157)     (3,312)     (3,690)
Equity in investee companies...............      12,441       5,206     (16,574)
                                             ----------  ----------  ----------
INCOME (LOSS) FROM CONTINUING OPERATIONS...     185,349      72,667     (53,826)
Income from discontinued operations........          --      64,105      31,444
Loss on disposal of discontinued
 operations................................          --     (47,300)         --
                                             ----------  ----------  ----------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEMS
 AND CUMULATIVE
 EFFECT OF ACCOUNTING CHANGE...............     185,349      89,472     (22,382)
Extraordinary item--early extinguishment of
 debt......................................      (3,666)         --          --
Extraordinary item of investee company.....          --          --         894
Cumulative effect of change in accounting
 for income taxes..........................      24,335          --          --
                                             ----------  ----------  ----------
NET INCOME (LOSS)..........................  $  206,018  $   89,472  $  (21,488)
                                             ==========  ==========  ==========

See notes to consolidated financial statements

RELIANCE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

ASSETS                                      December 31       1993        1992
- -------------------------------------------------------------------------------
(Dollars in thousands, except per-share amounts)
Marketable securities:
  Fixed maturities held for investment--at amortized
   cost
   (quoted market $973,113 and $618,185)............... $  936,643  $  584,813
  Fixed maturities available for sale--at quoted market
   (cost $1,856,969 and $1,543,461)....................  1,944,099   1,581,902
  Equity securities--at quoted market (cost $458,217
   and $626,260).......................................    547,173     724,886
  Short-term investments...............................    372,507     601,042
Cash...................................................     91,608      58,947
Premiums receivable....................................    963,570     880,650
Other accounts and notes receivable....................    124,911     168,257
Reinsurance recoverables...............................  2,573,688   2,448,597
Federal and foreign income taxes, including deferred
 taxes.................................................    108,571      37,957
Notes receivable from parent company...................    194,513     280,237
Investments in real estate--at cost, less accumulated
 depreciation..........................................    282,836     272,800
Investment in investee company.........................    157,016     143,428
Deferred policy acquisition costs......................    178,129     123,350
Other assets...........................................    312,129     315,297
                                                        ----------  ----------
                                                        $8,787,393  $8,222,163
                                                        ==========  ==========
LIABILITIES AND SHAREHOLDER'S EQUITY
- -------------------------------------------------------------------------------
Unearned premiums...................................... $1,276,331  $1,203,207
Unpaid claims and related expenses.....................  5,253,137   4,745,120
Accounts payable and accrued expenses..................    616,499     618,512
Reinsurance ceded premiums payable.....................    206,373     205,812
Debentures and notes...................................     99,863     174,793
Term loans and short-term debt.........................    125,373      22,478
Net liabilities of discontinued life insurance
 operations............................................         --      71,493
Minority interests--redeemable preferred stock of a
 subsidiary............................................     26,877      30,237
                                                        ----------  ----------
                                                         7,604,453   7,071,652
                                                        ----------  ----------
Contingencies and commitments
Shareholder's equity:
  Common stock, par value $.10 per share, 1,000 shares
   authorized,
   issued and outstanding..............................         --          --
  Additional paid-in capital...........................    677,510     676,696
  Retained earnings....................................    406,138     400,120
  Net unrealized gain on investments...................    115,023      86,021
  Net unrealized loss on foreign currency translation..    (15,731)    (12,326)
                                                        ----------  ----------
                                                         1,182,940   1,150,511
                                                        ----------  ----------
                                                        $8,787,393  $8,222,163
                                                        ==========  ==========

See notes to consolidated financial statements

RELIANCE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

- --------------------------------------------------------------------------------------------------
(In thousands)
                                                                               NET
                                                                        UNREALIZED
                                                                  NET  GAIN (LOSS)
                                 ADDITIONAL                UNREALIZED   ON FOREIGN
                          COMMON    PAID-IN  RETAINED  GAIN (LOSS) ON     CURRENCY  SHAREHOLDER'S
                           STOCK    CAPITAL  EARNINGS     INVESTMENTS  TRANSLATION         EQUITY
                          ------ ---------- ---------  --------------  -----------  -------------
Balance, January 1,
 1991...................   $  --   $582,916 $ 553,937        $(16,886)    $ 12,484     $1,132,451
Transactions of investee
 companies..............      --        566        --           5,671           --          6,237
Net loss................      --         --   (21,488)             --           --        (21,488)
Dividends...............      --         --  (105,000)             --           --       (105,000)
Appreciation after
 deferred income taxes..      --         --        --          51,431           --         51,431
Foreign currency
 translation............      --         --        --              --       (6,193)        (6,193)
                           -----   -------- ---------        --------     --------     ----------
Balance, December 31,
 1991...................      --    583,482   427,449          40,216        6,291      1,057,438
Transactions of investee
 company................      --     10,578        --           3,818           --         14,396
Net income..............      --         --    89,472              --           --         89,472
Dividends...............      --         --  (120,000)             --           --       (120,000)
Capital contributions...      --     82,636     3,199              --       (3,684)        82,151
Appreciation after
 deferred income taxes..      --         --        --          41,987           --         41,987
Foreign currency
 translation............      --         --        --              --      (14,933)       (14,933)
                           -----   -------- ---------        --------     --------     ----------
BALANCE, DECEMBER 31,
 1992...................      --    676,696   400,120          86,021      (12,326)     1,150,511
Transactions of investee
 company................      --        814        --           1,244           --          2,058
Net income..............      --         --   206,018              --           --        206,018
Dividends...............      --         --  (200,000)             --           --       (200,000)
Appreciation after
 deferred income taxes..      --         --        --          27,758           --         27,758
Foreign currency
 translation............      --         --        --              --       (3,405)        (3,405)
                           -----   -------- ---------        --------     --------     ----------
BALANCE, DECEMBER 31,
 1993...................   $  --   $677,510 $ 406,138        $115,023     $(15,731)    $1,182,940
                           =====   ======== =========        ========     ========     ==========

See notes to consolidated financial statements

RELIANCE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31                             1993       1992        1991
- -------------------------------------------------------------------------------
(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss).........................  $   206,018  $  89,472  $  (21,488)
Adjustments to reconcile net income (loss)
 to net cash provided from operating
 activities:
  Discontinued operations.................           --     23,195     (31,444)
  Cumulative effect of change in
   accounting for income taxes............      (24,335)        --          --
  Deferred policy acquisition costs.......      (54,779)   (13,182)        198
  Premiums and other receivables and
   reinsurance recoverables...............     (221,956)  (709,116)   (903,260)
  Unearned premiums, unpaid claims and
   related expenses.......................      581,141    997,889   1,042,626
  Accounts payable, accrued expenses and
   other..................................      (39,439)       636     156,945
                                            -----------  ---------  ----------
                                                446,650    388,894     243,577
                                            -----------  ---------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Sales of fixed maturities available for
 sale.....................................      301,579    289,583          --
Sales of fixed maturities held for
 investment...............................           --    145,237     885,439
Redemptions of fixed maturity investments.      411,789    285,713      80,257
Sales of equity securities................      912,197    450,272     249,976
Sales (purchases) of short-term
 investments--net.........................      238,811    (58,585)     12,577
Sale of net assets of a subsidiary........           --    109,481          --
Purchases of fixed maturity investments...   (1,545,494)  (900,604)   (654,765)
Purchases of equity securities............     (680,760)  (472,072)   (490,596)
Discontinued operations...................       69,157      8,569     (60,722)
Other--net................................      (26,467)   (65,371)   (119,986)
                                            -----------  ---------  ----------
                                               (319,188)  (207,777)    (97,820)
                                            -----------  ---------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in notes receivable from parent
 company..................................      (14,212)   (12,356)    (44,859)
Increase in term loans....................      105,248        221       8,261
Decrease in term loans and short-term
 debt--net................................       (2,353)   (16,312)     (2,160)
Repurchases of debentures and notes.......      (80,060)    (9,628)     (9,028)
Dividends.................................     (100,064)  (120,000)   (105,000)
Redemption of redeemable preferred stock
 of a subsidiary..........................       (3,360)    (3,360)     (3,360)
                                            -----------  ---------  ----------
                                                (94,801)  (161,435)   (156,146)
                                            -----------  ---------  ----------
Increase (decrease) in cash...............       32,661     19,682     (10,389)
Cash, beginning of year...................       58,947     39,265      49,654
                                            -----------  ---------  ----------
Cash, end of year.........................  $    91,608  $  58,947  $   39,265
                                            ===========  =========  ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
Interest paid.............................  $    19,600  $  19,900  $   18,000
                                            ===========  =========  ==========

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:

In 1993, non-cash dividends of $99,936,000 were recorded as a reduction in notes receivable from parent company.

In connection with the 1992 sale of the operating assets of Frank B. Hall & Co. Inc., the Company received a capital contribution from Reliance Group, Incorporated, the former parent of the Company. See note 15 to the consolidated financial statements.

In 1992, Reliance Group, Incorporated contributed to the Company all of the outstanding stock of RCG International, Inc., a company engaged in consulting and technical services. See note 1 to the consolidated financial statements.

See notes to consolidated financial statements

RELIANCE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ownership of the Company's Common Stock

Reliance Group Holdings, Inc. owns 100% of the common stock of the Company. On November 15, 1993, Reliance Group, Incorporated, the former parent of the Company and a subsidiary of Reliance Group Holdings, Inc., was merged into Reliance Group Holdings, Inc.

Basis of Consolidation and Presentation

The consolidated financial statements of the Company include the accounts of all subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Insurance

The financial statements of the insurance subsidiaries have been prepared in accordance with generally accepted accounting principles, which differ in certain respects from those followed in reports to regulatory authorities.

Fixed maturity investments, the vast majority of which are publicly traded securities, include bonds, notes and redeemable preferred stocks. Effective June 30, 1992, the Company designated a portion of its fixed maturity portfolio as "available for sale". Securities so classified, which represent securities that will be held for an indefinite period of time, are carried at quoted market value with the net unrealized gain or loss included in shareholder's equity. Such securities may be sold in response to changes in interest rates, future general liquidity needs and similar factors. Fixed maturity securities classified as "held for investment" are carried at amortized cost since the Company has the positive intent and ability to hold these securities to maturity. Sales of fixed maturity investments designated "held for investment" as shown in the accompanying consolidated statement of cash flows represent all sales of fixed maturity investments during the period January 1, 1991 through June 30, 1992. Investments in equity securities include common stocks, where ownership of outstanding voting stock is less than 20%, and nonredeemable preferred stocks, and are carried at quoted market value with the net unrealized gain or loss included in shareholder's equity. Investments in which the Company has a 20% to 50% ownership interest, or otherwise exercises significant influence, are reported using the equity method of accounting. Short-term investments primarily consist of U.S. treasury securities, certificates of deposit and commercial paper carried at cost which approximates market. Investments whose declines in market values are deemed to be other than temporary are written down to market value and the accrual of investment income is discontinued. In circumstances where market values are not available, investments are written down to estimated net realizable value. In determining estimated net realizable value of investments, the Company reviews the issuer's financial condition and the stability of its income, as well as the discounted cash flow to be received by the Company. Write-downs and other realized gains and losses, determined on a specific identification basis, are included in income.

Property and casualty insurance premiums reported as earned represent the portion of premiums written applicable to the current period, computed on a pro-rata basis over the terms of the policies in force.

The costs associated with the acquisition of property and casualty business are deferred and amortized on a straight-line basis over the terms (principally one year) of the policies in force. Such deferred policy acquisition costs consist of commissions, premium taxes and other variable policy issuance and underwriting expenses. Deferred policy acquisition costs are reviewed to determine that they do not exceed recoverable amounts, including anticipated investment income.

Property and casualty claims and settlement expenses are based on an evaluation of reported claims, claims incurred but not reported, estimates of salvage and subrogation and reinsurance recoverables. Adjustments of the probable ultimate liability, based on subsequent developments, are included in operations currently. At December 31, 1993 and 1992, liabilities for unpaid claims and related expenses include $411,023,000 and $411,859,000 relating to short-duration contracts which are expected to have fixed, periodic payment patterns and have been discounted to present values using statutory annual rates ranging from 3% to 6%.

Direct title insurance premiums and fees are recognized as revenue when policies become effective. Agency insurance premiums are recognized as revenue when reported by the agent. Title insurance claims arise principally from unknown title defects which exist at the time policies become effective. The reserve for title losses, which is based on historical and anticipated loss experience, represents the estimated costs to settle reported claims and estimated future claims relating to policies issued. Changes in loss estimates, resulting from management's continuing review process and differences between estimates and actual payments, are included in operations currently.

Investments in Real Estate

Investments in real estate consist primarily of shopping centers and office buildings, and are carried at cost (less accumulated depreciation), which includes real estate taxes, interest and other carrying costs incurred prior to substantial completion of the real estate development projects. Investments in real estate at December 31, 1993 include $60,600,000 related to a 520 acre project, the majority of which has been rezoned for mixed use development. Interest capitalized relating to the development of real estate properties was $398,000 and $4,800,000 in 1992 and 1991, respectively. No interest was capitalized in 1993. Depreciation expense is provided using the straight-line method.

The Company periodically evaluates the discounted cash flow of each of its real estate properties over a ten-year period to determine whether they are carried at or below net realizable value. These cash flow projections reflect changes in occupancy, new leases, current rent roll, future expirations and general market conditions. Based on this analysis, impairment write-downs, if required, are made on a property-by-property basis. The Company does not rely on market value appraisals in determining net realizable value and obtains such appraisals on an infrequent basis.

Income Taxes

The Company and its domestic subsidiaries, where their ownership is at least 80% of outstanding voting stock, are included in the consolidated federal income tax return of Reliance Group Holdings, Inc. The Company provides for deferred income taxes under the asset and liability method, whereby deferred income taxes result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. In addition, deferred income taxes are provided for unrealized appreciation and depreciation on investments carried at quoted market value.

Postretirement Benefit Plans

Retirement pension benefits, covering substantially all employees, are provided under noncontributory trusteed defined benefit pension plans. Contributions to the pension plans are based on the minimum funding requirements of the Employee Retirement Income Security Act of 1974. In addition, the Company sponsors defined contribution plans covering employees who meet eligibility requirements and postretirement medical and life insurance plans for certain employees of a subsidiary.

Translation of Foreign Currency Financial Statements

Assets and liabilities of foreign subsidiaries are translated at year-end exchange rates. Results of operations are translated at average rates during the year. The effects of exchange rate changes in translating foreign financial statements are excluded from the consolidated results of operations and are presented as a separate component of shareholder's equity.

Fair Value of Financial Instruments

The estimated fair value of publicly traded financial instruments is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties. For financial instruments not publicly traded, fair values are estimated based on values obtained from independent third parties or quoted market prices of comparable instruments. However, judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts that could be realized in a current market exchange.

The Company believes the fair value of notes receivable from Reliance Group Holdings, Inc. at December 31, 1993 approximates their carrying value.

Reclassifications

Certain reclassifications have been made to the Company's 1992 and 1991 consolidated financial statements to conform with the current year consolidated financial statements.

Adoption of New Accounting Standards

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). The effect of adopting FAS 109 in 1993 was to increase net income by $24,878,000 representing a decrease in the provision for income taxes of $4,043,000, an increase in income for the cumulative effect of the change in accounting principle of $24,335,000 and a decrease in extraordinary income from the utilization of net operating loss carryforwards ("NOL") of $3,500,000. As a result of adopting FAS 109, previously unrecorded deferred tax benefits from NOL's were recognized. These benefits amounted to $31,100,000, net of a valuation allowance of $25,000,000. See note 6 to the consolidated financial statements.

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("FAS 113"). As a result, estimated amounts recoverable from reinsurers pertaining to unpaid claims, claims incurred but not reported and unearned premiums are reported as assets, with a corresponding increase in unpaid claims and unearned premiums. Prior year amounts have been restated to conform with the current year's presentation. The adoption of FAS 113 has resulted in an increase in estimated amounts recoverable from reinsurers (and a corresponding increase in unpaid claims and unearned premiums) of $2,556,000,000 and $2,434,000,000 at December 31, 1993
and 1992, respectively. The adoption of this statement had no effect on the Company's results of operations.

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("FAS 106"). FAS 106 requires the Company to accrue the estimated cost of retiree payments during the years the employee provides services. The Company previously expensed the cost of these benefits as claims were incurred. The Company has elected to amortize the transition obligation of $10,500,000 over 20 years. The effect of adopting FAS 106 on income from continuing operations before income taxes for the year ended December 31, 1993 was a decrease of $663,000.

Effective December 31, 1993, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"). The adoption of FAS 115 had no effect on the Company's consolidated financial position or results of operations.

Capital Contribution

On December 31, 1992, Reliance Group, Incorporated (the former parent of the Company) contributed to the Company, at carrying value, all of the outstanding common stock of RCG International, Inc. ("RCG"), a company engaged in consulting and technical services. The contribution, which has been reflected on the accompanying consolidated financial statements as of January 1, 1992, increased shareholder's equity by $34,140,000 at January 1, 1992. The operations of RCG were not material for years prior to 1992.

2. INVESTMENTS

Fixed maturities held for investment at December 31, 1993 consisted of:

                                                               Gross      Gross
                                     Amortized     Market Unrealized Unrealized
                                          Cost      Value      Gains     Losses(1)
- ----------------------------------------------------------------------------------
(In thousands)
Bonds and notes:
  Public utilities................. $  433,138 $  446,506    $14,668    $ 1,300
  Corporate bonds and notes and
   other...........................    367,697    383,517     17,190      1,370
Redeemable preferred stock.........    135,808    143,090      7,382        100
                                    ---------- ----------    -------    -------
                                    $  936,643 $  973,113    $39,240    $ 2,770
                                    ========== ==========    =======    =======

(1) The amortized cost and market value of fixed maturity investments which have unrealized losses were $78,143,000 and $75,373,000.

Fixed maturities available for sale at December 31, 1993 consisted of:

                                                               Gross      Gross
                                        Market  Amortized Unrealized Unrealized
                                         Value       Cost      Gains     Losses(1)
- ----------------------------------------------------------------------------------
(In thousands)
Bonds and notes:
  United States government and
   government
    agencies and authorities....... $  475,060 $  466,897    $10,087    $ 1,924
  Public utilities.................     91,556     86,943      4,725        112
  Corporate bonds and notes and
   other...........................    994,154    943,921     59,013      8,780
Redeemable preferred stock.........    383,329    359,208     25,796      1,675
                                    ---------- ----------    -------    -------
                                    $1,944,099 $1,856,969    $99,621    $12,491
                                    ========== ==========    =======    =======

(1) The amortized cost and market value of fixed maturity investments which have unrealized losses were $386,455,000 and $373,964,000.

Fixed maturities held for investment at December 31, 1992 consisted of:

                                                               Gross      Gross
                                     Amortized     Market Unrealized Unrealized
                                          Cost      Value      Gains     Losses(1)
- ----------------------------------------------------------------------------------
(In thousands)
Bonds and notes:
  Public utilities................. $  297,073 $  305,187    $ 8,321    $   207
  Corporate bonds and notes and
   other (2).......................    222,378    246,123     25,147      1,402
Redeemable preferred stock.........     65,362     66,875      1,636        123
                                    ---------- ----------    -------    -------
                                    $  584,813 $  618,185    $35,104    $ 1,732
                                    ========== ==========    =======    =======

(1) The amortized cost and market value of fixed maturity investments which had unrealized losses were $86,396,000 and $84,664,000.
(2) Includes debentures of Reliance Group Holdings, Inc. with an amortized cost and market value of $53,757,000 and $75,276,000. These debentures were redeemed during 1993 resulting in a realized gain of $24,538,000.

Fixed maturities available for sale at December 31, 1992 consisted of:

                                                                        Gross       Gross
                                              Market    Amortized  Unrealized  Unrealized
                                               Value(2)      Cost       Gains      Losses(1)
- --------------------------------------------------------------------------------------------
(In thousands)
Bonds and notes:
  United States government and government
   agencies and authorities.............. $  282,996   $  276,373  $    7,066  $      443
  Public utilities.......................     58,421       55,258       3,206          43
  Corporate bonds and notes and other....    758,120      757,750      27,639      27,269
Redeemable preferred stock...............    482,365      454,080      28,481         196
                                          ----------   ----------  ----------  ----------
                                          $1,581,902   $1,543,461  $   66,392  $   27,951
                                          ==========   ==========  ==========  ==========

(1) The amortized cost and market value of fixed maturity investments which had unrealized losses were $371,851,000 and $343,900,000.
(2) Includes fixed maturities with a carrying value of $28,200,000 which were in default; accordingly, the accrual of investment income was ceased.

As of December 31, 1993, the contractual maturities of short-term and fixed maturity investments are as follows:

                                                                    Amortized      Market
                                                                         Cost       Value
- --------------------------------------------------------------------------------------------
(In thousands)
Short-term investments.........................................    $  372,507  $  373,015
                                                                   ==========  ==========
Fixed maturity investments:
  1995.........................................................    $   21,044  $   22,184
  1996.........................................................        36,172      33,523
  1997.........................................................        69,423      79,395
  1998.........................................................       380,265     381,633
  1999--2003...................................................       635,870     673,686
  2004 and thereafter..........................................     1,627,558   1,702,403
                                                                   ----------  ----------
                                                                    2,770,332   2,892,824
  Mortgage-backed securities...................................        23,280      24,388
                                                                   ----------  ----------
                                                                   $2,793,612  $2,917,212
                                                                   ==========  ==========

Net investment income consisted of:

Year Ended December 31                                       1993        l992        1991
- --------------------------------------------------------------------------------------------
(In thousands)
Investment income:
  Fixed maturities (1)..............................   $  197,094  $  185,026  $  201,078
  Equity securities.................................       29,640      22,229      10,172
  Short-term investments............................       19,920      17,615      17,732
  Other.............................................       15,832      13,664      11,895
                                                       ----------  ----------  ----------
                                                          262,486     238,534     240,877
Investment expenses.................................      (11,687)    (12,754)    (12,296)
                                                       ----------  ----------  ----------
                                                       $  250,799  $  225,780  $  228,581
                                                       ==========  ==========  ==========

(1) Includes investment income from debentures of Reliance Group Holdings, Inc. of $10,085,000, $10,269,000 and $9,685,000 in 1993, 1992 and 1991,
    respectively.

Gain (loss) on sales of investments consisted of:

Year Ended December 31                                1993      1992      1991
- -------------------------------------------------------------------------------
(In thousands)
Fixed maturities (1):
  Realized gains................................. $ 83,338  $ 40,359  $ 57,780
  Realized losses (2)............................  (21,179)   (9,386)  (25,044)
                                                  --------  --------  --------
                                                    62,159    30,973    32,736
Equity securities................................   98,944    19,628   (26,659)
Other............................................   (2,907)     (465)  (14,287)
                                                  --------  --------  --------
                                                  $158,196  $ 50,136  $ (8,210)
                                                  ========  ========  ========

(1) Proceeds from sales of fixed maturity investments were $377,000,000, $465,800,000 and $918,200,000 in 1993, 1992 and 1991, respectively.
(2) Includes $18,400,000, $9,000,000 and $6,000,000 in 1993, 1992 and 1991,
    respectively, related to non-investment grade securities.

Net unrealized appreciation on investments consisted of:

Year Ended December 31                                1993      1992      1991
- -------------------------------------------------------------------------------
(In thousands)
Equity securities:
  Unrealized appreciation (depreciation),
   including $13,419
   in 1991 relating to other investments......... $ (9,670) $ 31,347  $ 78,102
Fixed maturities available for sale:
  Unrealized appreciation........................   48,689    38,441        --
                                                  --------  --------  --------
                                                    39,019    69,788    78,102
Deferred income tax provision....................  (11,261)  (27,801)  (26,671)
Net unrealized appreciation in investments of
 investee company................................    1,244     3,818     5,671
                                                  --------  --------  --------
                                                  $ 29,002  $ 45,805  $ 57,102
                                                  ========  ========  ========
Fixed maturities held for investment:
  Unrealized appreciation (1).................... $  3,098  $ 17,496  $166,101
                                                  ========  ========  ========

(1) The Company has not assumed any deferred income tax provision relating to unrealized appreciation on fixed maturities held for investment.

Net unrealized gain on investments consisted of:

                                      December 31     1993      1992      1991
- -------------------------------------------------------------------------------
(In thousands)
Equity securities:
  Unrealized gains............................... $100,179  $ 99,986  $ 80,808
  Unrealized losses..............................  (11,223)   (1,360)  (13,529)
                                                  --------  --------  --------
                                                    88,956    98,626    67,279
                                                  --------  --------  --------
Fixed maturities available for sale:
  Unrealized gains...............................   99,621    66,392        --
  Unrealized losses..............................  (12,491)  (27,951)       --
                                                  --------  --------  --------
                                                    87,130    38,441        --
                                                  --------  --------  --------
                                                   176,086   137,067    67,279
Deferred income tax provision....................  (61,631)  (50,370)  (22,569)
Net unrealized gain (loss) in investments of
 investee company................................      568      (676)   (4,494)
                                                  --------  --------  --------
                                                  $115,023  $ 86,021  $ 40,216
                                                  ========  ========  ========

Fixed maturity investments carried at $494,692,000 at December 31, 1993 were on deposit under requirements of regulatory authorities, including deposits related to workers' compensation reinsurance pools.

Investments in a single issuer, other than obligations of the U.S. government, totalling in excess of 10% of the Company's shareholder's equity at December 31, 1993 were comprised of nonredeemable preferred stock of Aon Corporation with a carrying and market value of $139,709,000.

3. INVESTMENTS IN INVESTEE COMPANIES

Investments in investee company at December 31, 1993 and 1992 were $157,016,000 and $143,428,000 which represents the Company's investment in Zenith National Insurance Corp. ("Zenith"). Equity income in Zenith was $12,441,000, $5,206,000 and $13,511,000 for the years ended December 31, 1993, 1992 and 1991, respectively. Dividends received by the Company from Zenith were $6,574,000 for each of the years ended December 31, 1993, 1992 and 1991.

Summarized financial information for Zenith is as follows:

Year Ended December 31                              1993       1992        1991
- --------------------------------------------------------------------------------
(In thousands, except per-share amounts)
Revenues......................................  $585,782 $  549,335  $  546,308
Income before income taxes and extraordinary
 item.........................................    73,479     19,706      52,520
Net income....................................    53,200     28,700      45,901
Net income per share..........................      2.76       1.52        2.42

                                   December 31                 1993        1992
- --------------------------------------------------------------------------------
(In thousands, except percentage of ownership)
Total assets...........................................  $1,857,790  $1,703,553
Senior notes and bank debt.............................      73,989      73,868
Common shareholders' equity............................     349,465     301,598
Percentage of ownership................................        34.5%       34.9%
Market value of investment in equity securities........     147,103     129,845

The Company's equity in net income includes amortization of excess of cost over fair value of net assets acquired. At December 31, 1993, retained earnings included undistributed net income of $28,187,000 from Zenith.

As of December 31, 1993, the Company owned 34.9% of Telemundo Group, Inc. ("Telemundo") common stock. In addition, Reliance Capital Group, L.P. (the "Fund"), a limited partnership, the general partner of which is Reliance Associates, L.P., which has as its general partner Reliance Capital Group, Inc. ("RCGI"), a wholly-owned subsidiary of Reliance Insurance Company ("Reliance Insurance"), owned 15,373,917 shares of Telemundo common stock at December 31, 1993, representing 41.5% of the common stock outstanding. Equity losses in Telemundo were $30,085,000 for the year ended December 31, 1991. Gain (loss) on sales of investments in 1991 includes a write-off, which aggregated $30,500,000, of the Company's investment in Telemundo and in the Fund. As a result of the write-off of the Company's investment in Telemundo, the Company no longer records its equity in Telemundo's operations.

On July 30, 1993, Telemundo agreed with its largest creditors to the terms of a restructuring plan which is to serve as the basis for Telemundo's Plan of Reorganization in its Chapter 11 bankruptcy proceeding. Under the terms of the restructuring plan: Telemundo's outstanding common stock and warrants would be extinguished; Telemundo's existing shareholders would have an opportunity to purchase their pro-rata share of 1,450,000 shares of the new common stock (14.5% of the then outstanding new common stock) to be issued under the restructuring plan by the reorganized issuer; Reliance Insurance would act as a standby purchaser of any new common stock not acquired by Telemundo's shareholders; and Reliance Insurance would receive warrants to purchase up to an additional 416,667 shares of new common stock for serving as a standby purchaser. The terms of the restructuring plan also would permit certain creditors to require Reliance Insurance to purchase up to 300,000 shares of new common stock which such creditors have received in payment for their subordinated debt from such creditors at a price of $7.00 per share. The purchase price for the new common stock and the warrant exercise price is $7.00 per share, subject to increase at the rate of 5% per annum from January 31, 1994 to the date the plan becomes effective. There can be no assurances that Telemundo's Plan of Reorganization will be approved by the necessary creditor classes and confirmed by the bankruptcy court.

4. PREMIUMS AND OTHER ACCOUNTS RECEIVABLE

As of December 31, 1993 and 1992, the Company sold with limited recourse $117,900,000 and $68,500,000 of reinsurance recoverables and premiums receivable relating to its property and casualty insurance operations. Pursuant to the limited recourse provisions, the maximum amount, at December 31, 1993, that the Company may be obligated to repurchase is $10,900,000.

5. NOTES RECEIVABLE FROM PARENT COMPANY

The notes receivable from parent company, Reliance Group Holdings, Inc., bear interest at rates sufficient to cover the annual interest expense of the Company for such funds and are due at various dates commencing June 1, 2000.

6. INCOME TAXES

Federal income tax has been computed as if the Company filed a separate consolidated tax return with its domestic subsidiaries where their ownership is at least 80% of outstanding voting stock. The current tax so computed is paid to or due from Reliance Group Holdings, Inc.

Income tax (provision) benefit from continuing operations consisted of:

Year Ended December 31                                1993      1992       1991
- --------------------------------------------------------------------------------
(In thousands)
Current:
 Federal......................................... $(87,627) $(45,261) $   9,203
 Foreign.........................................   (1,949)   (1,621)    (1,979)
                                                  --------  --------  ---------
                                                   (89,576)  (46,882)     7,224
Deferred federal.................................   (3,418)   26,177     61,677
                                                  --------  --------  ---------
                                                  $(92,994) $(20,705) $  68,901
                                                  ========  ========  =========

Domestic and foreign income (loss) from continuing operations before income taxes, minority interests and equity in investee companies were:

Year Ended December 31                                1993      1992       1991
- --------------------------------------------------------------------------------
(In thousands)
Domestic......................................... $263,490  $ 86,710  $(108,284)
Foreign..........................................    5,569     4,768      5,821
                                                  --------  --------  ---------
                                                  $269,059  $ 91,478  $(102,463)
                                                  ========  ========  =========

The reconciliation of taxes computed at the statutory rate (35% in 1993 and 34% in 1992 and 1991) to the income tax (provision) benefit is as follows:

Year Ended December 31                               1993      1992       1991
- -------------------------------------------------------------------------------
(In thousands)
Tax (provision) benefit at statutory rate....... $(94,171) $(31,103) $  34,837
Nontaxable investment income....................    1,743     7,999     10,684
Temporary differences related to investment
 transactions...................................       --        --     20,890
Impact of change in statutory rate from new tax
 act............................................    4,043        --         --
Other...........................................   (4,609)    2,399      2,490
                                                 --------  --------  ---------
Income tax (provision) benefit.................. $(92,994) $(20,705) $  68,901
                                                 ========  ========  =========

Deferred income tax (provision) benefit arose from the following:

Year Ended December 31                               1993      1992       1991
- -------------------------------------------------------------------------------
(In thousands)
Deferred policy acquisition costs............... $(18,743) $ (5,211) $  (1,156)
Unearned premium reserve........................   12,844    12,158     (1,084)
Sales of investments............................  (36,515)    6,971      9,736
Discounting of loss reserves....................   38,934     8,779     43,116
Other...........................................       62     3,480     11,065
                                                 --------  --------  ---------
                                                 $ (3,418) $ 26,177  $  61,677
                                                 ========  ========  =========

The tax effects of items comprising the Company's net deferred tax asset as of December 31, 1993 are as follows (in thousands):

Deferred tax assets:
  Discounting of loss reserves...................................... $ 190,862
  Tax basis differential of subsidiary not included in consolidated
   tax return.......................................................   120,600
  Operating loss carryforwards of subsidiary not included in
   consolidated tax return..........................................    54,600
  Unearned premium reserve..........................................    41,198
  Other.............................................................    91,515
                                                                     ---------
                                                                       498,775
Deferred tax liabilities:
  Deferred policy acquisition costs.................................    61,915
  Unrealized investment gains.......................................    61,631
  Investment in investee company....................................    20,898
  Other.............................................................    78,147
                                                                     ---------
                                                                       276,184
Valuation allowance.................................................  (156,511)
                                                                     ---------
Net deferred tax asset.............................................. $ 119,673
                                                                     =========

The Company believes that its net deferred tax asset will be fully recoverable under Section 847 of the Internal Revenue Code and from the utilization of certain NOL's.

At December 31, 1993, a subsidiary of the Company, not included in the consolidated tax return, had available NOL's of approximately $156,000,000. For federal income tax purposes, approximately $122,000,000 expires in 2001, $17,000,000 in 2002 and $17,000,000 in 2004. The Internal Revenue Code
imposes limitations on the availability of these NOL's since the subsidiary experienced a more than 50 percentage point ownership change in 1989. The amount of the NOL incurred prior to the ownership change which can be utilized in each subsequent year is limited (the "Loss Limitation") based on the value of the subsidiary on the date of the ownership change. The annual Loss Limitation approximates $25,000,000.

7. DEBENTURES, NOTES, TERM LOANS AND SHORT-TERM DEBT

On November 15, 1993, the Company entered into a $175,000,000 revolving credit facility and term loan agreement ("Credit Facility"). Borrowings under the Credit Facility were used to redeem all outstanding debentures and notes, other than the senior reset notes which remain outstanding. As a result of the early extinguishment of its debt, the Company incurred an extraordinary loss of $3,666,000, net of income taxes of $1,974,000, in the fourth quarter of 1993.

Debentures and notes outstanding are as follows:

                                                   December 31    1993     1992
- -------------------------------------------------------------------------------
(Dollars in thousands)
10 3/8% senior reset notes (interest rate is adjustable every five years based on Treasury rate) due 1995-2000............. $50,000 $ 50,000
9 1/4% senior reset notes (interest rate is adjustable every three years based on Treasury rate) due 1995-2000; ($50,000 principal amount, less unamortized discount of $137 at
 December 31, 1993)...........................................  49,863   49,843
Other debentures redeemed during 1993.........................      --   74,950
                                                               ------- --------
                                                               $99,863 $174,793
                                                               ======= ========

The fair value of the Company's senior reset notes at December 31, 1993 was $102,280,000 based on quoted market prices.

Term Loans and Short-Term Debt

At December 31, 1993, term loans and short-term debt aggregated $125,373,000 and consisted of $122,929,000 of term loans which are payable in varying amounts through 2015 with interest rates ranging from 3.30% to 10.50% and $2,444,000 of short-term debt. The Company believes the fair value of term loans and short-term debt at December 31, 1993 approximates its carrying value.

Maturities and sinking fund payments of the senior reset notes and term loans and short-term debt for each of the next five years are as follows:

                                                                              Term Loans
                                                                       Senior        and
                                                                        Reset Short-Term
                                                                        Notes       Debt
- ----------------------------------------------------------------------------------------
(In thousands)
1994................................................................. $    --   $ 14,356
1995.................................................................  10,000     10,666
1996.................................................................  10,000     15,656
1997.................................................................  10,000     22,995
1998.................................................................  10,000     50,000

The Company's Credit Facility includes a revolving credit facility with various banks providing for aggregate maximum outstanding borrowings of $100,000,000 through December 31, 1998. At the Company's option, all borrowings under the revolving credit facility will bear interest at a floating rate based on a bank reference rate (or, if higher, the Federal Funds rate plus 1/2%) or at a rate based on the Eurodollar rate. At

December 31, 1993, borrowings aggregating $30,000,000 were outstanding under this facility. All of the common stock of Reliance Insurance, the principal subsidiary of the Company, has been pledged to secure the Credit Facility and the senior reset notes.

The Company's dividends are subject to provisions of the senior reset notes. These provisions are less restrictive than the provisions in the Credit Facility which require, among other things, a minimum net worth requirement and a limitation of indebtedness. At December 31, 1993, the Company could pay up to $207,249,000 in dividends without violating the most restrictive provisions.

8. REDEEMABLE PREFERRED STOCK AND DIVIDENDS OF SUBSIDIARIES

The Reliance Insurance preferred stock (1,075,114 shares) has cumulative dividend rights of $2.68 per share and is redeemable, at Reliance Insurance's option, at various prices decreasing to $25 per share in 1996. Reliance Insurance redeemed 134,389 shares during each of 1993 and 1992, which were used to satisfy the mandatory annual redemption of one-fifteenth of all shares issued. Dividends on the preferred stock are included in minority interests in the consolidated statement of operations.

The Insurance Law of Pennsylvania, where Reliance Insurance is domiciled, was amended in February 1994 (effective immediately) to establish a new test limiting the maximum amount of dividends which may be paid without prior approval by the Pennsylvania Insurance Department. Under such test, Reliance Insurance may pay dividends during the year equal to the greater of (a) 10% of the preceding year-end policyholders' surplus or (b) the preceding year's statutory net income, but in no event to exceed the amount of unassigned funds, which are defined as "undistributed, accumulated surplus including net income and unrealized gains since the organization of the insurer". In addition, the Pennsylvania law specifies factors to be considered by the Pennsylvania Insurance Department to allow it to determine that statutory surplus after the payment of dividends is reasonable in relation to an insurance company's outstanding liabilities and adequate for its financial needs. Such factors include the size of the company, the extent to which its business is diversified among several lines of insurance, the number and size of risks insured, the nature and extent of the company's reinsurance and the adequacy of the company's reserves. The maximum dividend permitted by law is not indicative of an insurer's actual ability to pay dividends, which may be constrained by business and regulatory considerations, such as the impact of dividends on surplus, which could affect an insurer's ratings, competitive position, the amount of premiums that can be written and the ability to pay future dividends. Furthermore, the Pennsylvania Insurance Department has broad discretion to limit the payment of dividends by insurance companies.

Total common and preferred stock dividends paid by Reliance Insurance during 1993, 1992 and 1991 were $133,671,000 ($130,639,000 for common stock),
$143,729,000 ($140,448,000 for common stock) and $160,638,000 ($156,948,000 for common stock), respectively. During 1994, $126,844,000 would be available for dividend payments by Reliance Insurance based upon the new dividend test under Pennsylvania Law. The Company believes such amount will be sufficient to meet its cash needs.

There is no assurance that Reliance Insurance will meet the tests in effect from time to time under Pennsylvania law for the payment of dividends without prior Insurance Department approval or that any requested approval will be obtained. However, the Company has been advised by the Pennsylvania Insurance Department that any required prior approval will be based upon a solvency standard and will not be unreasonably withheld. Any significant limitation of Reliance Insurance's dividends would adversely affect the Company's ability to service its debt and to pay dividends on its common stock.

9. REINSURANCE

In the normal course of business, the property and casualty insurance companies assume and cede reinsurance on both a pro-rata and excess basis. Reinsurance provides greater diversification of business and limits the maximum net loss potential arising from large claims. Although the ceding of reinsurance does not discharge an insurer from its primary legal liability to a policyholder, the reinsuring company assumes the related liability.

The reconciliation of property and casualty insurance direct premiums to net premiums is as follows:

Year Ended December 31            1993                      1992                      1991
- -----------------------------------------------------------------------------------------------------
(In thousands)
                            PREMIUMS     PREMIUMS     Premiums     Premiums     Premiums    Premiums
                             WRITTEN       EARNED      Written       Earned      Written      Earned
                         -----------  -----------  -----------  -----------  -----------  ----------
Direct.................. $ 2,587,149  $ 2,531,478  $ 2,480,417  $ 2,350,216  $ 2,442,218  $2,281,828
Assumed.................     323,422      304,422      280,530      312,730      283,169     217,005
Ceded...................  (1,139,974)  (1,264,361)  (1,219,387)  (1,127,206)  (1,114,343)   (949,995)
                         -----------  -----------  -----------  -----------  -----------  ----------
  Net premiums.......... $ 1,770,597  $ 1,571,539  $ 1,541,560  $ 1,535,740  $ 1,611,044  $1,548,838
                         ===========  ===========  ===========  ===========  ===========  ==========

The reconciliation of property and casualty insurance gross policy claims and settlement expenses to net policy claims and settlement expenses is as follows:

Year Ended December 31                                                 1993         1992        1991
- -----------------------------------------------------------------------------------------------------
(In thousands)
Gross.......................................................    $ 2,097,428  $ 2,383,349  $2,179,032
Reinsurance recoveries......................................       (861,834)  (1,093,751)   (786,572)
                                                                -----------  -----------  ----------
  Net policy claims and settlement expenses.................    $ 1,235,594  $ 1,289,598  $1,392,460
                                                                ===========  ===========  ==========

The Company holds substantial amounts of funds and letters of credit as collateral pursuant to recoverables from unauthorized reinsurers. The Company is not aware of any impairment of the creditworthiness of any of its significant reinsurers.

Reliance Insurance's ten largest reinsurers, based on 1993 ceded premiums, are as follows (in thousands):

American Re-Insurance Company...................................      $  138,041
Lloyd's of London...............................................          93,237
North American Reinsurance Corp.................................          66,815
Commercial Risk Re-Insurance Co. ...............................          51,365
Employers Reinsurance Corp......................................          44,153
G.I.O. Insurance Ltd. ..........................................          39,364
TIG Reinsurance Company.........................................          30,495
TRN Insurance Company...........................................          26,463
Transatlantic Reinsurance Co....................................          21,142
Underwriters Reinsurance Co.....................................          20,635

The Company entered into a five-year aggregate excess of loss reinsurance treaty effective January 1, 1994 through December 31, 1998 (the "Reinsurance Treaty"). The Reinsurance Treaty indemnifies the Company for ultimate accident year losses (including loss adjustment expenses) in excess of retained accident year losses for each accident year and reduces volatility in property and casualty underwriting results. The retained accident year losses are determined in advance of each accident year and are based on a planned loss ratio. Premiums in the amount of 57% of ceded losses will be paid to the reinsurer whenever losses are ceded. Ceded losses under the Reinsurance Treaty will be subject to a limit of $200,000,000 per accident year and an aggregate five-year limit of $700,000,000. The Reinsurance Treaty provides for an annual minimum premium deposit of $25,000,000, which is subject to adjustment based on loss experience. The Reinsurance Treaty is cancelable by the Company on any December 31 during the five-year term. The Company will be able to commute the Reinsurance Treaty on December 31, 2003 or any December 31 thereafter, subject to specific terms of the treaty. The Reinsurance Treaty does not apply to the Company's title insurance subsidiaries.

10. OTHER INSURANCE EXPENSES

Year Ended December 31                               1993       1992       1991
- --------------------------------------------------------------------------------
(In thousands)
Salaries and commissions......................  $ 684,362  $ 613,743  $ 537,858
Taxes, other than income taxes................     54,049     52,161     52,434
Rent..........................................     50,852     52,108     49,311
Policyholders' dividends......................      6,342      9,827     10,986
Other.........................................    159,142    152,035    125,700
                                                ---------  ---------  ---------
                                                $ 954,747  $ 879,874  $ 776,289
                                                =========  =========  =========

11. POSTRETIREMENT BENEFIT PLANS

Retirement benefits under the Company's noncontributory trusteed defined benefit pension plans are paid to eligible employees based primarily on years of service and compensation. Plan assets consist of corporate and government debt securities and equity securities, including 1,247,400 shares of Reliance Group Holdings, Inc. common stock and 404,797 warrants to purchase shares of Reliance Group Holdings, Inc. common stock.

Pension cost includes the following components:

Year Ended December 31                               1993       1992       1991
- --------------------------------------------------------------------------------
(In thousands)
Service cost--benefits earned during the
 period.......................................  $   7,882  $   9,528  $   5,973
Interest cost on projected benefit obligation.     12,495     11,596     10,170
Actual return on plan assets..................    (25,596)   (17,748)   (22,446)
Net amortization and deferral.................     10,068      4,194     10,902
Effect of plan curtailment....................     (1,212)      (542)        --
                                                ---------  ---------  ---------
                                                $   3,637  $   7,028  $   4,599
                                                =========  =========  =========

A reconciliation of the funded status of the plans with the accrued pension cost included in accounts payable and accrued expenses is as follows:

                                             December 31        1993       1992
- --------------------------------------------------------------------------------
(In thousands)
Actuarial present value of benefit obligation:
  Vested................................................   $ 128,639  $  99,938
  Nonvested.............................................       7,182      4,242
                                                           ---------  ---------
Accumulated benefit obligation..........................     135,821    104,180
Effect of anticipated future compensation levels........      40,104     32,573
                                                           ---------  ---------
Projected benefit obligation............................     175,925    136,753
Plan assets at market value.............................    (157,836)  (135,206)
                                                           ---------  ---------
Projected benefit obligation in excess of plan assets...      18,089      1,547
Unrecognized net asset at date of adoption..............      11,696     13,316
Unrecognized net gain (loss)............................     (15,303)       363
                                                           ---------  ---------
Accrued pension cost....................................   $  14,482  $  15,226
                                                           =========  =========

Contributions under the Company's noncontributory trusteed defined benefit pension plans were $4,381,000, $7,914,000 and $7,212,000 in 1993, 1992 and
1991, respectively.

The assumptions used to measure the projected benefit obligation at December 31, 1993 and 1992 include a discount rate of 7.5% and 9.5%, respectively, and a weighted average rate of compensation increase of 5.0% and 6.8%, respectively. The expected long-term investment rate of return on plan assets for the years ended December 31, 1993 and 1992 was 10.0%.

Contributions under the Company's defined contribution plans were $6,353,000, $5,620,000 and $4,506,000 in 1993, 1992 and 1991, respectively, and were based on a formula specified in the plan agreements.

The Company offers postretirement medical and life insurance plans to certain employees of a subsidiary.
The funded status at December 31, 1993 of the Company's postretirement medical and life insurance plans is as follows (in thousands):

Accumulated postretirement benefit obligation:
  Retirees............................................................. $ 7,131
  Other active plan participants.......................................   4,693
                                                                        -------
Accumulated benefit obligation.........................................  11,824
Unrecognized net loss..................................................  (1,755)
Unrecognized transition obligation.....................................  (9,406)
                                                                        -------
Accrued postretirement benefit cost.................................... $   663
                                                                        =======
The postretirement benefit cost for the year ended December 31, 1993 consisted of the following components (in thousands):
Service cost--benefits earned during the period........................ $   242
Interest cost on accumulated postretirement benefit obligation.........     893
Net amortization and deferral..........................................   1,141
                                                                        -------
                                                                        $ 2,276
                                                                        =======

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1993 was 15% for 1994 decreasing until it reaches 7% in 2007, after which it remains constant. A one-percentage-point change in the assumed health care cost trend rate for each year would change the accumulated postretirement benefit obligation as of December 31, 1993 and net postretirement health care cost by approximately 2% and 1%, respectively. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.5%.

In 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits". The adoption of this Statement, which is not required until 1994, is not expected to have a material effect on the Company's consolidated financial position or results of operations.

12. SALE OF SUBSIDIARY

On October 30, 1992, Commonwealth Land Title Insurance Company ("Commonwealth") sold its mortgage insurance operations, Commonwealth Mortgage Assurance Company ("CMAC"), through a public offering of common stock of CMAC Investment Corporation ("CMAC Investment"), a newly-formed holding company for CMAC. Commonwealth sold 100% of its CMAC Investment common stock for net proceeds of $118,500,000 resulting in a pretax gain of $8,999,000. Commonwealth continues to own 800,000 shares of $4.125 Redeemable Preferred Stock of CMAC Investment, which were purchased for $40,000,000 in connection with the offering.

Summarized financial information for CMAC was as follows:

Year Ended December 31                                        1992(1)     1991
- -------------------------------------------------------------------------------
(In thousands)
Revenues................................................. $ 65,354    $ 69,608
                                                          ========    ========
Income before income taxes............................... $ 15,875    $ 14,401
Provision for income taxes...............................   (5,226)     (4,748)
                                                          --------    --------
Net income............................................... $ 10,649    $  9,653
                                                          ========    ========

(1) Represents summarized financial information for the ten months ended October 30, 1992.

13. STATUTORY INFORMATION

Statutory net income (loss) was as follows:

Year Ended December 31                               1993     1992        1991
- -------------------------------------------------------------------------------
(In thousands)
Property and casualty insurance operations...... $217,353 $100,648    $ (4,050)
Title insurance operations......................   43,906   22,575       7,434

Statutory policyholders' surplus was as follows:

                                              December 31     1993        1992
- -------------------------------------------------------------------------------
(In thousands)
Property and casualty insurance operations (1)........... $902,290    $857,611
Title insurance operations...............................  176,868     152,833

(1) Includes Reliance Insurance's investment in title operations. Also reflects a reduction in statutory loss reserves of $96,000,000 and $98,000,000 at December 31, 1993 and 1992, representing discounts of workers' compensation reserves in excess of GAAP discounts.

14. RELATED PARTY TRANSACTIONS

In 1993, the Company purchased, at fair market value, an office building for $10,500,000 from a wholly-owned subsidiary of Reliance Group Holdings, Inc. In 1992, the Company purchased, at fair market value, a shopping center for $16,600,000 from a partnership in which a wholly-owned subsidiary of Reliance Group Holdings, Inc. was the general partner.

15. DISCONTINUED OPERATIONS

Discontinued operations include the operations of United Pacific Life Insurance Company ("UPL"), an indirect wholly-owned subsidiary of the Company, and the insurance brokerage operations of Frank B. Hall & Co. Inc. ("Hall").

On April 3, 1993, the Company entered into an agreement for the sale of its life insurance subsidiary, UPL, to General Electric Capital Corporation. The sale was completed on July 14, 1993. In connection with the sale, the Company purchased, from UPL, securities and real estate with a carrying value of $482,000,000. The aggregate consideration was $567,000,000. The sale resulted in a loss of $87,300,000 which was recorded in 1992.

Results of operations for the discontinued life insurance operations are as follows:

Year Ended December 31                                      1992          1991
- -------------------------------------------------------------------------------
(In thousands)
Revenues............................................... $638,770    $  841,523
                                                        ========    ==========
Income before income taxes............................. $ 86,445    $   92,664
Provision for income taxes.............................  (29,093)      (31,307)
                                                        --------    ----------
Net income............................................. $ 57,352    $   61,357
                                                        ========    ==========

The net liabilities of the discontinued life insurance operations at December 31, 1992 are as follows (in thousands):

Marketable securities...........................................    $5,188,610
Premiums and other receivables..................................       213,556
Deferred policy acquisition costs...............................       261,903
Other assets....................................................        25,732
                                                                    ----------
                                                                     5,689,801
                                                                    ----------
Future policy benefits and policyholders' funds.................     5,621,964
Other liabilities...............................................       139,330
                                                                    ----------
                                                                     5,761,294
                                                                    ----------
Net liabilities.................................................    $  (71,493)
                                                                    ==========

On November 2, 1992, Hall, the Company's discontinued insurance brokerage operation, completed the sale of substantially all of its operating assets and its insurance brokerage, employee benefits consulting and related services businesses to Aon Corporation ("Aon"). Total consideration received by Hall was $457,000,000, plus the assumption by Aon of certain of Hall's operating liabilities. The Company's gain on the sale of Hall's operating assets was $40,000,000, net of state and federal taxes of $30,000,000. Included in the gain was the realization of $10,250,000 of Hall's foreign currency translation gains. On November 2, 1992, pursuant to the terms of an Agreement and Plan of Merger, dated July 24, 1992, each outstanding share of Hall, other than shares owned by the Company, was converted into the right to receive .625 of a share of Reliance Group Holdings, Inc. common stock. As a result, Reliance Group Holdings, Inc. issued 9,232,968 shares of its common stock as merger consideration to certain holders of Hall common stock. The issuance of the Reliance Group Holdings, Inc. common stock was reflected as a $48,011,000 noncash capital contribution in the Company's 1992 financial statements. The Company has also agreed to provide $18,000,000 per year until 2007 of reinsurance brokerage commissions to Aon. In the first quarter of 1994, in connection with the settlement of certain litigation, Reliance Group Holdings, Inc. agreed to issue approximately 300,000 shares of its common stock as additional merger consideration to former shareholders of Hall.

Results of operations for the discontinued insurance brokerage operations are as follows:

Year Ended December 31                                      1992(1)       1991
- -------------------------------------------------------------------------------
(In thousands)
Revenues............................................... $241,460    $  461,592
                                                        ========    ==========
Income (loss) before income taxes (2).................. $  9,471    $  (28,793)
Provision for income taxes.............................   (2,718)       (1,120)
                                                        --------    ----------
Net income (loss)...................................... $  6,753    $  (29,913)
                                                        ========    ==========

(1) Represents summarized financial information for the six months ended June 30, 1992.
(2) Includes amortization of excess of cost over fair value of net assets acquired.

16. CONTINGENCIES AND COMMITMENTS

Contingencies

In 1989, one of the Company's property and casualty insurance operations was notified by the California Department of Insurance that under Proposition 103, profits generated by current rates exceed the Department's rates for a fair and reasonable return. See Financial Review section for further discussion of this matter.

Legal Proceedings

The Company and it subsidiaries are involved in certain litigation arising in the course of their businesses, some of which involve claims of substantial amounts. Although the ultimate outcome of these matters cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, the Company is contesting the allegations of the complaints in each pending action and believes, based on current knowledge and after consultation with counsel, that the resolution of these matters will not have a material adverse effect on the consolidated financial statements of the Company.

In March 1987, the Superintendent of Insurance of New York (the "Superintendent"), as liquidator of Union Indemnity Insurance Company of New York ("Union Indemnity"), formerly a wholly-owned subsidiary of Hall which the Superintendent took possession of in 1985, commenced an action in the Supreme Court of the State of New York seeking damages of not less than $140,000,000 against Hall, various subsidiaries of Hall, Hall's and Union Indemnity's independent auditors, and certain individuals who were former officers and directors of Union Indemnity. The Superintendent sought to hold the defendants liable for the insolvency of Union Indemnity alleging, among other claims, that Hall breached fiduciary and other duties owed to Union Indemnity and violated provisions of the New York State Insurance Code, that Union Indemnity did not have a separate operating identity, and that Hall and the Hall subsidiaries named as defendants constituted a single enterprise which was liable for Union Indemnity's obligations to its policyholders and other creditors.

In July 1987, American Centennial Insurance Company, International Fidelity Insurance Company, and Ranger Insurance Company (the "American Centennial Plaintiffs") commenced an action in the Supreme Court of the State of New York against Hall, two subsidiaries of Hall, and certain individuals who were former officers and directors of Union Indemnity seeking to hold the defendants liable for certain alleged reinsurance obligations of Union Indemnity, certain misrepresentations concerning Union Indemnity's financial position and the breach of certain duties owed to the American Centennial Plaintiffs. The American Centennial Plaintiffs sought damages of at least $54,900,000 and punitive damages against all defendants.

The action brought by the Superintendent was settled by an agreement, dated June 2, 1989, under which Hall, now known as Prometheus Funding Corp. ("Prometheus"), will make an initial payment of $19,000,000 and additional payments aggregating $29,000,000 over a ten-year period without interest as follows: $1,500,000 each in years one and two; $2,000,000 each in years three and four; $5,000,000 in year five; $4,500,000 each in years six and seven; $4,000,000 in year eight; and $2,000,000 each in years nine and ten. The settlement agreement provides for the entry of an order by the court barring other claims against Hall relating to Union Indemnity, including the claims by the American Centennial Plaintiffs described above. The settlement agreement was submitted to the court for approval in October 1989 and objections were filed by various parties. In March 1994, the Superintendent informed Prometheus that he did not intend to pursue court approval of the settlement until the resolution of appellate proceedings in a pending litigation between the Superintendent and certain of Union Indemnity's reinsurers. Prometheus has advised the Superintendent that this position is in breach of the settlement agreement's requirement that the parties diligently make every effort to obtain court approval of the settlement, and Prometheus has reserved all of its rights with respect thereto. There is no assurance that such approval will be obtained. The settlement agreement will not become effective until final approval by the court. Hall received $19,400,000 in insurance proceeds in connection with this matter and is entitled to receive an additional $600,000 in 1994 from its insurance carrier. Hall has recorded a reserve of $36,000,000 representing the initial payment of $19,000,000, the present value of the additional remaining annual payments over a ten-year period, and $600,000 to be received in 1994 from its insurance carrier. Recovery of the amount to be received from the insurance carrier is deemed probable.

Commitments

A subsidiary of the Company, Saul P. Steinberg and other executives of the Company are partners in a partnership which owns certain real estate properties. As of March 9, 1994, the Company guaranteed $45,000,000 (of which $42,000,000 matures December 29, 1994) of the partnership's outstanding debt. The Company believes that the partnership will refinance this debt prior to maturity. At March 9, 1994, the partnership's total outstanding debt was $175,267,000. The Company receives a fee of .5% per annum on the average outstanding debt covered by the guarantee. In addition, the Company will receive 48% of any cumulative net profit (as defined) realized from the activities of the partnership.

Lease Commitments

The Company and its subsidiaries lease certain office facilities and equipment under lease agreements that expire at various dates through 2011. Rent expense for the years ended December 31, 1993, 1992 and 1991 was $92,000,000, $90,700,000 and $89,700,000, respectively.

At December 31, 1993, future net minimum rental payments required under noncancelable leases were as follows:

- --------------------------------
(In thousands)
1994..................  $ 54,555
1995..................    49,956
1996..................    39,497
1997..................    27,543
1998..................    14,143
1999 and thereafter...    18,936
                        --------
                        $204,630
                        ========

17. BUSINESS SEGMENT INFORMATION

Year Ended December 31                           1993        1992        1991
- ------------------------------------------------------------------------------
(In thousands)
REVENUES:
Property and casualty insurance
  Premiums earned
    Standard commercial................... $1,069,933  $1,011,229  $1,111,055
    Specialty commercial..................    501,606     524,511     437,783
                                           ----------  ----------  ----------
                                            1,571,539   1,535,740   1,548,838
  Net investment income...................    226,517     199,556     202,348
  Gain (loss) on sales of investments.....    153,410      47,053      (1,682)
                                           ----------  ----------  ----------
                                            1,951,466   1,782,349   1,749,504
                                           ----------  ----------  ----------
Title and mortgage insurance
  Premiums earned.........................    893,364     826,493     675,904
  Net investment income...................     24,282      26,224      26,233
  Gain (loss) on sales of investments.....      4,786       3,083      (6,528)
  Gain on sale of subsidiary..............         --       8,999          --
                                           ----------  ----------  ----------
                                              922,432     864,799     695,609
                                           ----------  ----------  ----------
Other.....................................    135,293     129,345      22,194
                                           ----------  ----------  ----------
                                           $3,009,191  $2,776,493  $2,467,307
                                           ==========  ==========  ==========
INCOME (LOSS) FROM CONTINUING OPERATIONS
 BEFORE INCOME TAXES, MINORITY INTERESTS
 AND EQUITY IN INVESTEE COMPANIES:
Property and casualty insurance
  Underwriting
    Standard commercial................... $ (209,123) $ (226,015) $ (331,252)
    Specialty commercial..................     33,558       6,729       5,255
                                           ----------  ----------  ----------
                                             (175,565)   (219,286)   (325,997)
  Net investment income...................    226,517     199,556     202,348
  Gain (loss) on sales of investments.....    153,410      47,053      (1,682)
                                           ----------  ----------  ----------
                                              204,362      27,323    (125,331)
                                           ----------  ----------  ----------
Title and mortgage insurance..............     59,966      59,113      17,544
                                           ----------  ----------  ----------
Other.....................................      4,731       5,042       5,324
                                           ----------  ----------  ----------
                                           $  269,059  $   91,478  $ (102,463)
                                           ==========  ==========  ==========
IDENTIFIABLE ASSETS AT YEAR-END:
Property and casualty insurance........... $7,969,296  $7,439,394  $6,087,995
Title and mortgage insurance..............    547,778     471,226     494,839
Discontinued operations...................         --          --     279,821
Other.....................................    270,319     311,543     250,226
                                           ----------  ----------  ----------
                                           $8,787,393  $8,222,163  $7,112,881
                                           ==========  ==========  ==========

Income (loss) from continuing operations before income taxes, minority interests and equity in investee companies relating to property and casualty insurance underwriting has been reduced by policyholders' dividends and other income and expense. Income (loss) from continuing operations before income taxes, minority interests and equity in investee companies by segment is before allocation of interest expense, which relates primarily to the Company.

Identifiable assets by industry segment are those assets which are used in the Company's operations in each segment. An allocation of identifiable assets to the individual lines of business is not appropriate since allocation would be arbitrary and, in management's judgment, misleading.

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                 1993 QUARTER(1)
- --------------------------------------------------------------------------------
                                             First   Second    Third    Fourth
- --------------------------------------------------------------------------------
(In thousands)
REVENUES:
Premiums earned.........................  $550,028 $634,405 $612,768  $667,702
Net investment income...................    65,334   63,922   61,056    60,487
Gain on sales of investments............    35,582   35,049   42,221    45,344
Interest income from parent company.....     5,044    5,029    5,063     3,355
Other...................................    27,120   29,699   29,704    30,279
                                          -------- -------- --------  --------
                                          $683,108 $768,104 $750,812  $807,167
                                          ======== ======== ========  ========
INCOME FROM CONTINUING OPERATIONS.......  $ 37,062 $ 51,151 $ 62,647  $ 34,489
Extraordinary item--early extinguishment
 of debt................................        --       --       --    (3,666)
Cumulative effect of change in
 accounting for
 income taxes...........................    24,335       --       --        --
                                          -------- -------- --------  --------
NET INCOME..............................  $ 61,397 $ 51,151 $ 62,647  $ 30,823
                                          ======== ======== ========  ========

(1) Effective January 1, 1993, the Company adopted FAS 106 and FAS 109. See note 1 to the consolidated financial statements.

                                                                    1992 Quarter
- --------------------------------------------------------------------------------
                                             First   Second    Third    Fourth
- --------------------------------------------------------------------------------
(In thousands)
Revenues:
Premiums earned.........................  $557,075 $578,759 $611,941  $614,458
Net investment income...................    55,587   55,527   55,852    58,814
Gain on sales of investments............    13,217   17,494    3,378    16,047
Gain on sale of subsidiary..............        --       --       --     8,999
Interest income from parent company.....     5,252    5,147    4,790     5,014
Other...................................    26,671   27,441   27,645    27,385
                                          -------- -------- --------  --------
                                          $657,802 $684,368 $703,606  $730,717
                                          ======== ======== ========  ========
Income (loss) from continuing
 operations.............................  $ 31,487 $ 39,972 $ (3,518) $  4,726
Income from discontinued operations.....    14,892   14,085   30,016     5,112
Loss on disposal of discontinued
 operations.............................        --       --       --   (47,300)
                                          -------- -------- --------  --------
Net income (loss).......................  $ 46,379 $ 54,057 $ 26,498  $(37,462)
                                          ======== ======== ========  ========

INDEPENDENT AUDITORS' REPORT
- --------------------------------------------------------------------------------

Board of Directors and Shareholder
Reliance Financial Services Corporation
New York, New York

We have audited the accompanying consolidated balance sheets of Reliance Financial Services Corporation (a subsidiary of Reliance Group Holdings, Inc.) and subsidiaries as of December 31, 1993 and 1992, and the related statements of operations, changes in shareholder's equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Reliance Financial Services Corporation and subsidiaries at December 31, 1993 and 1992 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, in 1993 the Company adopted Statement of Financial Accounting Standards No. 106, 109, 113 and 115 and, accordingly, changed its method of accounting for postretirement benefits, income taxes, reinsurance contracts and investments. In connection with the adoption of Statement of Financial Accounting Standards No. 113, the Company retroactively restated the 1992 consolidated balance sheet.

/s/ DELOITTE & TOUCHE

New York, New York
February 18, 1994, except for note 16,
as to which the date is March 9, 1994

RELIANCE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES
FINANCIAL REVIEW
- --------------------------------------------------------------------------------

OVERVIEW

The Company had income from continuing operations of $185.3 million in 1993 compared to $72.7 million in 1992 and a loss of $53.8 million in 1991, which included an after-tax provision of $103.0 million to strengthen prior-year loss reserves. The improvement in 1993 and 1992 reflects a higher level of gains from sales of investments, improved property and casualty insurance underwriting results and improved operating results in title insurance.

Net income was $206.0 million in 1993 which includes a $3.7 million extraordinary loss from early extinguishment of debt and income of $24.3 million representing the cumulative effect of adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Net income in 1992 was $89.5 million compared to a net loss of $21.5 million in 1991. The 1992 and 1991 net income (loss) included results pertaining to discontinued life insurance and insurance brokerage operations.

PROPERTY AND CASUALTY INSURANCE OPERATIONS

The property and casualty insurance operations reported pretax income of $204.4 million in 1993 compared to $27.3 million in 1992 and a pretax loss of $125.3 million in 1991, which included a $156.0 million provision to strengthen prior-year loss reserves. Gains on sales of investments were $153.4 million and $47.1 million in 1993 and 1992 compared to a $1.7 million loss on sales of investments in 1991.

Underwriting losses for the property and casualty insurance operations were $175.6 million in 1993 compared to $219.3 million in 1992 and $326.0 million in 1991, which included a high level of provision for insured events of prior years. Underwriting results continue to be adversely affected by catastrophe losses. Catastrophe losses were $39.3 million ($88.5 million before reinsurance) in 1993 compared to $61.1 million in 1992 ($119.2 million before reinsurance), which included $45.6 million ($94.1 million before reinsurance) arising from Hurricane Andrew. Catastrophe losses were $28.7 million ($29.7 million before reinsurance) in 1991. The Company anticipates first quarter 1994 losses of approximately $21 million (net of reinsurance) resulting from the Los Angeles earthquake. The combined ratios (calculated on a GAAP basis), after policyholders' dividends were 110.8%, 114.1% and 121.0% for 1993, 1992 and 1991, respectively.

Net premiums written and premiums earned for each line of property and casualty insurance were as follows:

Year Ended December 31           1993                  1992                  1991
- ------------------------------------------------------------------------------------------
(In thousands)
                                NET        NET        Net        Net        Net        Net
                           PREMIUMS   PREMIUMS   Premiums   Premiums   Premiums   Premiums
                            WRITTEN     EARNED    Written     Earned    Written     Earned
                         ---------- ---------- ---------- ---------- ---------- ----------
Standard Commercial:
  Automobile............ $  260,180 $  225,910 $  261,520 $  250,246 $  255,848 $  265,801
  Multiple Peril........    187,438    147,158    126,070    126,263    134,286    174,362
  Workers' Compensation.    377,592    360,613    418,685    427,337    503,323    440,111
  Ocean and Inland
   Marine...............    105,254     82,451     49,658     47,364     51,651     62,373
  General Liability.....     82,148     63,550     58,670     54,931     46,028     61,211
  Involuntary...........    113,498    112,700    109,583     98,038     77,624     72,163
  Personal..............     45,377     25,187      8,763      4,153      7,650     20,716
  Other.................     73,430     52,364      9,318      2,897     17,497     14,318
                         ---------- ---------- ---------- ---------- ---------- ----------
                          1,244,917  1,069,933  1,042,267  1,011,229  1,093,907  1,111,055
                         ---------- ---------- ---------- ---------- ---------- ----------
Specialty Commercial:
  Reinsurance...........    123,742    124,150    108,095    155,402    155,667    103,145
  Surety................    114,191    103,855    100,091     98,077     94,563     86,225
  General Liability.....    287,747    273,601    291,107    271,032    266,907    248,413
                         ---------- ---------- ---------- ---------- ---------- ----------
                            525,680    501,606    499,293    524,511    517,137    437,783
                         ---------- ---------- ---------- ---------- ---------- ----------
                         $1,770,597 $1,571,539 $1,541,560 $1,535,740 $1,611,044 $1,548,838
                         ========== ========== ========== ========== ========== ==========

Standard commercial lines of business are the Company's largest property and casualty segment. The increase in standard commercial net premiums written in 1993, when compared to 1992, reflects higher net retentions in multiple peril, general liability and inland marine lines of insurance. The increase in net premiums written in personal lines of insurance resulted from the expiration and non-renewal of a quota share reinsurance treaty on June 30, 1993. The personal lines quota share reinsurance treaty was not renewed in anticipation of transferring or running off the Company's personal lines business. The increase in other lines of standard commercial reflects growth in accident and health lines. The growth in net premiums written was partially offset by a decline in workers' compensation reflecting lower levels of writings of guaranteed cost coverage. In addition, the decline in workers' compensation premiums reflects the use of higher deductible non-retrospectively rated insurance which results in lower premiums and lower losses.

Underwriting losses in standard commercial lines were $209.1 million in 1993 compared to $226.0 million in 1992 and $331.3 million in 1991, which included catastrophe losses (net of reinsurance) of $35.3 million, $29.6 million and $28.7 million in 1993, 1992 and 1991, respectively. The improvement in underwriting results in 1993, when compared to 1992, reflects improved workers' compensation results, which produced an underwriting profit of $11.4 million in 1993 compared to an underwriting loss of $25.6 million in 1992. The improved underwriting results in workers' compensation reflects the use of retrospectively rated and high deductible policies where losses are generally lower than policies written on a guaranteed cost basis. The improvement in workers' compensation results also reflects increases in premium rates. These improvements were partially offset by increased losses in certain programs, written by the Company's Reliance National unit, primarily in multiple peril lines of business. Underwriting results in 1991 reflect a $156.0 million provision for insured events of prior years in guaranteed cost workers' compensation business, commercial automobile liability and multiple peril lines of business.

The increase in specialty commercial net written premiums in 1993, when compared to 1992, resulted from growth in reinsurance premiums, reflecting higher levels of treaty business, and increases in surety premiums, reflecting higher retentions due to previous favorable experience and increased business with smaller contractors, an area traditionally less fully serviced by national surety companies. The decline in net premiums written in 1992, when compared to 1991, resulted from lower assumed reinsurance premiums which included a $50.0 million excess of loss treaty written in 1991 that was not renewed.

The Company's specialty commercial lines of business continue to achieve strong underwriting results, particularly in surety lines of business as well as general liability lines written by the Company's Reliance National unit. Underwriting profits for specialty commercial lines in 1993 were $33.6 million, which included favorable development of prior-year loss reserves, compared to $6.7 million in 1992, which included a catastrophe loss of $31.5 million in the reinsurance lines, and $5.3 million in 1991.

The property and casualty insurance operations assume and cede reinsurance in the normal course of business. In addition, the Company has entered into a stop loss reinsurance contract which will reduce volatility in property and casualty underwriting results. See note 9 to the consolidated financial statements.

In 1989, the California Department of Insurance notified United Pacific Insurance Company, one of the Company's California subsidiaries, which writes business in California, that under Proposition 103, profits generated by current rates exceeded the Department's rates for a fair and reasonable return by approximately $10.0 million. Since then, there have been several administrative hearings on rate rollback and several different regulations issued. None survived the administrative process until Emergency Regulations were approved in August and October 1991 and then readopted in February 1992. In February 1993, a Los Angeles Superior Court issued a decision in the consolidated case challenging the Department's Emergency Regulations and the application of these regulations. The court declared several sections of the regulations invalid and enjoined the enforcement of the regulations. In June 1993, the California Supreme Court agreed to hear the appeal from this decision. The regulations, if ultimately adopted and upheld, could result in the Company having to make a refund to policyholders possibly in excess of the amount specified in the Department's 1989 notice. The Company's property and casualty insurance subsidiaries have not earned underwriting profits in California in the past five years. The Company believes that even after considering investment income, total returns in California have been less than what would be considered "fair". The Company will contest vigorously any unreasonable premium rollback determination by the California Insurance Department. Accordingly, the Company believes that it is probable that its premium revenues will not be subject to a refund which would have a material effect on the results of operations or financial condition of the Company.

From time to time, other states have considered adopting legislation or regulations which could adversely affect the manner in which the Company sets rates for policies of insurance, particularly as they relate to personal lines. No assurance can be given as to what effect the adoption of any such legislation or regulation would have on the ability of the Company to raise its rates. However, since the Company has substantially withdrawn from personal lines, the Company believes that these initiatives will not have a material effect on its on-going business.

Policy claims and settlement expenses includes a provision for insured events of prior years of $40.2 million in 1993 compared to $31.5 million in 1992 and $271.7 million in 1991. The 1993 provision includes $21.1 million of adverse development from workers' compensation reinsurance pools and $35.2 million of adverse development related to prior-year asbestos-related and environmental pollution claims. This development was partially offset by favorable development in other lines of business, including specialty commercial general liability lines. The 1992 provision included $55.6 million of adverse development from workers' compensation and automobile reinsurance pools. This development was partially offset by favorable development of $11.9 million from two general liability claims and favorable development of $10.7 million related to unallocated loss adjustment expenses. The 1991 provision included $156.0 million to strengthen prior-year loss reserves, principally in guaranteed cost workers' compensation business, and loss adjustment expense reserves in other standard commercial lines. The 1991 provision also included $57.3 million of adverse development from workers' compensation reinsurance pools and a $5.2 million provision in personal lines resulting from prior years' catastrophes.

The Company records involuntary assessments when such assessments are billed by the respective insurance facilities. These assessments are subject to large variations in timing and amount, and accordingly, the Company cannot reasonably estimate a minimum amount of liability prior to billing. While the amount of any involuntary assessments cannot be predicted with certainty, the Company believes that future assessments will not have a material adverse effect on its liquidity or capital resources.

The liability for loss reserves at December 31, 1993 was $5.05 billion compared to $4.57 billion at December 31, 1992. This liability is based on an evaluation of reported claims, statistical projections of claims incurred but not reported and loss adjustment expenses. Estimates of salvage and subrogation are deducted from the liability. Reinsurance recoverables of $2.12 billion and $1.87 billion at December 31, 1993 and 1992, respectively, are included in the liability in accordance with Statement of Financial Accounting Standards No. 113.

The establishment of loss reserves requires an estimate of the ultimate liability based primarily on past experience. The Company applies a variety of generally accepted actuarial techniques to determine the estimates of ultimate liability. The techniques recognize, among other factors, the Company's and the industry's experience with similar business, historical trends in reserving patterns and loss payments, pending level of unpaid claims, cost of claim settlements, product mix, the economic environment in which property and casualty companies operate and the trend toward increasing claims and awards. Estimates are continually reviewed and adjustments of the probable ultimate liability based on subsequent developments and new data are included in operating results for the periods in which they are made. In general, reserves are initially established based upon the actuarial and underwriting data utilized to set pricing levels and are reviewed as additional information, including claims experience, becomes available. The Company regularly analyzes its reserves and reviews its pricing and reserving methodologies so that future adjustments to prior-year reserves can be minimized. However, given the complexity of this process, reserves will require continual updates and the ultimate liability may be more or less than such estimates indicate. Over the past five years, the Company has increased its premium writings in specialty commercial lines of business. Estimation of loss reserves for many specialty commercial lines of business is more difficult than for certain standard commercial lines because claims may not become apparent for a number of years, and a relatively higher proportion of ultimate losses are considered incurred but not reported. As a result, variation in loss development is more likely in these lines of business. The Company attempts to reduce these variations in certain of its specialty commercial lines, primarily directors and officers liability, professional liability and general liability, by writing policies on a claims-made basis, which mitigates the long tail nature of the risks. The Company also limits the loss from a single event through the use of reinsurance.

Included in the liability for loss reserves at December 31, 1993 are $152 million ($122 million net of recoverables from reinsurers) of loss reserves pertaining to asbestos-related and environmental pollution claims. Included in these reserves are reserves for claims incurred but not reported and reserves for loss expenses, which include litigation expenses. The Company continues to receive claims asserting injuries from hazardous materials and alleged damages to cover various clean-up costs relating to policies written in prior years. Coverage and claim settlement issues, such as the determination that coverage exists and the definition of an occurrence, may cause the actual loss development to exhibit more variation than the remainder of the Company's book of business. The Company's net paid losses and related expenses for asbestos-related and environmental pollution claims have not been material in relation to the Company's total net paid losses and related expenses. Net paid losses and related expenses (primarily legal fees and expenses) relating to these claims were $23.0 million (including $8.6 million of related expenses), $17.3 million (including $7.7 million of related expenses), $20.3 million (including $11.5 million of related expenses), $5.6 million (including $3.6 million of related expenses) and $8.5 million (including $5.0 million of related expenses) for the years ended December 31, 1993, 1992, 1991, 1990 and 1989, respectively. Total payments for all policy claims and related expenses were $1.0 billion, $961.1 million, $910.6 million, $1.0 billion and $1.1 billion for the years ended December 31, 1993, 1992, 1991, 1990 and 1989, respectively. As of December 31, 1993, the Company had approximately 700 direct insureds for which one or more environmental or asbestos claims were open. As of December 31, 1993, the Company was involved in approximately 40 coverage disputes (where a motion for declaratory judgment had been filed, the resolution of which will require a judicial interpretation of an insurance policy) related to asbestos or environmental pollution claims. The Company is not aware of any pending litigation or pending claim which will result in significant contingent liabilities in these areas. The Company believes it has made reasonable provisions for these claims, although the ultimate liability may be more or less than such reserves. The Company believes that future losses associated with these claims will not have a material adverse effect on its financial position, although there is no assurance that such losses will not materially effect the Company's results of operations for any period.

PROPERTY AND CASUALTY INSURANCE INVESTMENT RESULTS

Net investment income of the property and casualty insurance operations in 1993 was $226.5 million compared to $199.6 million in 1992 and $202.3 million in 1991. The increase in 1993 reflects growth in the average size of the investment portfolio primarily attributable to proceeds from the fourth quarter 1992 sale of the operating assets of Frank B. Hall & Co. Inc. The growth in net investment income in 1993 was partially offset by the effect of lower interest rates. As a result of lower interest rates, the rate at which the Company is able to reinvest interest and dividends received and proceeds from sales of securities is lower than its current overall investment yield. The decline in net investment income in 1992, when compared to 1991, reflects lower investment yields in the fixed income portfolio resulting from a decline in interest rates and an increase in lower yielding equity and convertible preferred securities.

Gain on sales of investments were $153.4 million in 1993 compared to $47.1 million in 1992 and a loss of $1.7 million in 1991. The gain on sales of investments in 1993 primarily resulted from sales of equity securities partially offset by a $23.4 million loss equal to the difference between cost and market value of certain investments, to reflect other than temporary declines. Included in the 1993 gain on sales of investments is a gain of $24.5 million resulting from the redemption of Reliance Group Holdings, Inc. debentures. The gain on sales of investments in 1992 primarily resulted from sales of fixed maturity investments. There can be no assurance that the Company will sustain its current level of realized gains on sales of investments.

TITLE INSURANCE OPERATIONS

Premiums and fees were $893.4 million in 1993 compared to $826.5 million in 1992 and $675.9 million in 1991. Included in the 1992 and 1991 premiums and fees were $56.0 million and $62.2 million, respectively, from the Company's mortgage insurance unit ("CMAC") which was sold through a public offering in the fourth quarter of 1992. The increase in premiums and fees in 1993, which occurred in both agency and direct title insurance operations, primarily reflects increased residential refinancing activity resulting from lower mortgage interest rates and, to a lesser extent, increased residential resale activity and an acquisition completed in late 1992. The title insurance operations experienced strong premium growth in most regions of the country, except in California where the real estate market remains depressed. The increase in premiums in 1992, when compared to 1991, reflects increased residential refinancing activity.

Agency commissions represent the portion of premiums retained by agents pursuant to the terms of their agency contracts and are the title insurance operations' single largest expense. Agency commissions were $416.0 million in 1993 compared to $382.1 million in 1992 and $314.5 million in 1991. Agency commissions as a percentage of agency premiums declined in 1993 and 1992. These declines reflect a lower portion of agency business in the Western states where agent commissions are generally higher, and a reduction in agency commission rates in certain regions of the country. Other expenses of the title insurance operations include personnel costs relating to marketing activities, title searches, information gathering on specific properties and preparation of insurance policies, as well as costs associated with the maintenance of title plants. Other expenses increased to $364.1 million in 1993 from $322.4 million in 1992 and $271.9 million in 1991, reflecting greater activity in the title insurance operations. Included in the 1992 and 1991 other expenses were $17.1 million and $20.0 million from CMAC. The expense ratio of the title insurance operations (which includes agency commissions) has declined to 87.3% in 1993 from 89.2% in 1992 and 92.3% in 1991. These declines reflect the lower percentage of agency commissions to agency premiums, and the Company's continued efforts to control costs, which have resulted in other expenses increasing at a lower rate than premiums. The provision for claim losses was $81.8 million in 1993 compared to $100.6 million in 1992 and $90.5 million in 1991. Included in the 1992 and 1991 provision for claim losses were $32.4 million and $35.2 million from CMAC.

The title insurance operations reported pretax income of $60.0 million in 1993, which included a $4.8 million gain on sales of investments, compared to pretax income of $59.1 million in 1992, which included a gain of $9.0 million from the sale of CMAC and a $3.1 million gain on sales of investments and pretax income of $17.5 million in 1991, which included a loss of $6.5 million on sales of investments.

INVESTMENT PORTFOLIO

At December 31, 1993, the Company's investment portfolio aggregated $3.62 billion (at cost), of which 12.6% was invested in equity securities. The Company seeks to maintain a diversified and balanced fixed maturity portfolio representing a broad spectrum of industries and types of securities. At December 31, 1993, no one issuer comprised more than 2.5% of the fixed maturity and short-term portfolio. Furthermore, the Company holds virtually no investments in commercial real estate mortgages in its investment portfolio. Purchases of fixed maturity securities are researched individually based on in-depth analysis and objective predetermined investment criteria and the portfolio is managed to achieve a proper balance of safety, liquidity and investment yields.

The Company invests primarily in investment grade securities (those rated "BBB" or better by Standard & Poor's) and, to a lesser extent, non-investment grade and non-rated securities. The risk of default is generally considered to be greater for non-investment grade securities, when compared to investment grade securities, since these issues may be more susceptible to severe economic downturns. At December 31, 1993, the carrying values of non-investment grade securities and securities not rated by Standard & Poor's were $376.5 million (11% of the fixed income portfolio) and $126.1 million (4% of the fixed income portfolio), respectively. Substantially all of the Company's non-investment grade securities are classified as "available for sale" and, accordingly, are carried at quoted market value.

At December 31, 1993, approximately 29% of the Company's fixed maturity and short-term portfolio was comprised of securities issued by utilities, the vast majority of which are rated investment grade and are first mortgage or senior secured bonds. The utility portfolio is widely diversified among various geographic regions in the United States, and is not dependent on the economic stability of any one particular region. No other industry group comprises more than 10% of the fixed maturity and short-term investment portfolio.

OTHER OPERATIONS

The Company's consulting and technical services operations provide services in the information technology and energy and environmental fields. Revenues for these operations were $116.8 million and $109.1 million in 1993 and 1992, respectively. Operating expenses incurred by these operations were $111.5 million and $104.5 million in 1993 and 1992, respectively. Revenues and expenses of these operations are included in other revenues and other expenses in the accompanying statement of operations.

At December 31, 1993, the Company's real estate holdings had a carrying value of $282.8 million, which includes 11 shopping centers with an aggregate carrying value of $130.3 million, office buildings and other commercial properties, with an aggregate carrying value of $91.9 million, and undeveloped land with a carrying value of $60.6 million.

INCOME TAXES

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). The cumulative effect of adopting FAS 109 was to increase net income by $24.3 million. See notes 1 and 6 to the consolidated financial statements.

EQUITY IN INVESTEE COMPANIES

Equity in investee companies includes equity income of $12.4 million, $5.2 million and $13.5 million in 1993, 1992 and 1991, respectively, from the Company's investment in Zenith National Insurance Corp. Equity losses in Telemundo Group, Inc. ("Telemundo") were $30.1 million in 1991. As a result of the write-off of the Company's investment in Telemundo in 1991, the Company no longer records its equity in the operating results of Telemundo.

OTHER MATTERS

The National Association of Insurance Commissioners' has adopted a risk-based capital requirement for the property and casualty insurance industry which becomes effective in 1995 (based on 1994 financial results). Risk-based capital refers to the determination of the amount of statutory capital required for an insurer based on the risks assumed by the insurer (including, for example, investment risks, credit risks relating to reinsurance recoverables and underwriting risks) rather than just the amount of net premiums written by the insurer. A formula that applies prescribed factors to the various risk elements in an insurer's business would be used to determine the minimum statutory capital requirement for the insurer. An insurer having less statutory capital than the formula calculates would be subject to varying degrees of regulatory intervention, depending on the level of capital inadequacy. Although the regulations governing risk-based capital are not effective until 1995 (based on 1994 financial results), the Company has calculated that its capital exceeds the risk-based capital that would be required if the formula was currently in effect (based on 1993 financial results). However, because certain terms of the regulation have yet to be defined, management cannot predict the ultimate impact of risk-based capital requirements on the Company's capital requirements or its competitive position.

Maintaining appropriate levels of statutory surplus is considered important by the Company's management, state insurance regulatory authorities, and the agencies that rate insurers' claims-paying abilities and financial strength. Failure to maintain certain levels of statutory capital and surplus could result in increased scrutiny or, in some cases, action taken by state regulatory authorities and/or downgrades in insurers' ratings.

- --------------------------------------------------------------------------------
MARKET AND DIVIDEND INFORMATION FOR COMMON STOCK

Reliance Group Holdings, Inc. owns 100% of the common stock of the Company. Dividends on common stock, which are subject to agreements governing the Company's senior reset notes, were $200.0 million in 1993 and $120.0 million in 1992.

RELIANCE FINANCIAL SERVICES CORPORATION
- --------------------------------------------------------------------------------

DIRECTORS

GEORGE R. BAKER (2)                  RICHARD E. SNYDER
Corporate Director/Advisor           Chairman of the Board and
                                     Chief Executive Officer
                                     Paramount Publishing
GEORGE E. BELLO(3)
Executive Vice President
and Controller                       THOMAS J. STANTON, JR.(2)
Reliance Group Holdings, Inc.        Chairman Emeritus
                                     National Westminster Bank NJ
CARTER BURDEN
Chairman of the Board                ROBERT M. STEINBERG(1)(3)
CRB Broadcasting Corp.               President and Chief Operating Officer
                                     Reliance Group Holdings, Inc.
DENNIS A. BUSTI
President and
Chief Executive Officer              SAUL P. STEINBERG(1)(3)
Reliance National Insurance Company  Chairman of the Board and
                                     Chief Executive Officer
                                     Reliance Group Holdings, Inc.
DEAN W. CASE
President and
Chief Operating Officer              JAMES E. YACOBUCCI
Reliance Insurance Company           Senior Vice President
                                     Investments
LOWELL C. FREIBERG(3)                Reliance Group Holdings, Inc.
Senior Vice President and
Chief Financial Officer              (1) Executive Committee Member
Reliance Group Holdings, Inc.        (2) Audit Committee Member
                                     (3) Finance Committee Member
THOMAS P. GERRITY
Dean of the Wharton School
University of Pennsylvania

JEWELL JACKSON MCCABE
President
Jewell Jackson McCabe Associates

IRVING SCHNEIDER(2)
Executive Vice President
Helmsley-Spear, Inc.

BERNARD L. SCHWARTZ(1)
Chairman of the Board,
President and
Chief Executive Officer
Loral Corporation

RELIANCE FINANCIAL SERVICES CORPORATION
- --------------------------------------------------------------------------------
OFFICERS

Corporate

SAUL P. STEINBERG
Chairman of the Board and Chief Executive Officer

ROBERT M. STEINBERG
President and Chief Operating Officer

GEORGE E. BELLO
Executive Vice President and Controller

LOWELL C. FREIBERG
Senior Vice President and Chief Financial Officer

HENRY A. LAMBERT
Senior Vice President Real Estate Investments and Operations

DENNIS J. O'LEARY
Senior Vice President Taxes

FRED M. SCHRIEVER
Senior Vice President Consulting Operations

PHILIP S. SHERMAN
Senior Vice President Group Controller

BRUCE L. SOKOLOFF
Senior Vice President Administration

HOWARD E. STEINBERG
Senior Vice President General Counsel and Corporate Secretary

JAMES E. YACOBUCCI
Senior Vice President Investments

ALBERT A. BENCHIMOL
Vice President and Treasurer

THOMAS G. BUTLER
Vice President Taxes

ANDREW B. DONNELLAN, JR.
Vice President and Litigation Counsel

JOEL H. ROTHWAX
Vice President Human Resources

THOMAS J. SANDERS
Vice President and Assistant Controller

JEFFREY A. WELIKSON
Vice President Assistant General Counsel and Assistant Secretary

THOMAS L. WRIGHT
Vice President and Assistant Treasurer

PAUL W. ZELLER
Vice President Deputy General Counsel and Assistant Secretary

RONALD S. ZIEMBA
Vice President Communications

Officers of Operating Units

Reliance Insurance Group

ROBERT M. STEINBERG
Chairman and Chief Executive Officer

JEROME H. CARR
Senior Vice President and Chief Financial Officer

KENNETH R. FROHLICH
Senior Vice President and Chief Actuarial Officer

Property and Casualty Insurance

DENNIS A. BUSTI
President and Chief Executive Officer Reliance National Insurance Company

DEAN W. CASE
President and Chief Operating Officer Reliance Insurance Company

GEORGE T. HOLBROOK, JR.
President and Chief Executive Officer Reliance Surety Company

GEORGE H. ROBERTS
President Reliance Reinsurance Corp.

Title Insurance

HERBERT WENDER
Chairman and Chief Executive Officer Commonwealth Land Title Insurance Company

Reliance Consulting Group

FRED M. SCHRIEVER
Chairman and President RCG International, Inc.

RELIANCE FINANCIAL SERVICES CORPORATION
- --------------------------------------------------------------------------------
CORPORATE DATA

RELIANCE INSURANCE GROUP

PROPERTY AND CASUALTY INSURANCE

Reliance Insurance Company
Reliance National Insurance Company
Reliance Reinsurance Corp.
Reliance Surety Company

TITLE INSURANCE

Commonwealth Land Title Insurance Company
Transamerica Title Insurance Company

CONSULTING

RCG International, Inc.

CORPORATE OFFICES

Reliance Financial Services Corporation
A subsidiary of Reliance Group Holdings, Inc.
Park Avenue Plaza
55 East 52nd Street
New York, NY 10055
(212) 909-1100
FAX (212) 909-1864

INDEPENDENT ACCOUNTANTS

Deloitte & Touche
New York, NY

LISTED SECURITIES

Unless otherwise indicated, securities are listed on the New York Stock
Exchange

RELIANCE FINANCIAL SERVICES CORPORATION

9.27% Senior Reset Notes, due 2000
10.36% Senior Reset Notes, due 2000

RELIANCE INSURANCE COMPANY

$2.68 Series A Cumulative Preferred Stock
(Philadelphia Stock Exchange)