Form 10-K405, Exhibit 13
RELIANCE FINANCIAL SERVICES CORP
filed 1995-03-31
CIK 83047

CONTENTS
Financial Statements                                                  1
Independent Auditors' Report                                         26
Financial Review                                                     27
Market and Dividend Information                                      32
Directors                                                            33
Officers                                                             34
Corporate Data                                                       35

A copy of the Company's Annual Report on Form 10-K to the Securities and Exchange Commission will be furnished to any security holder upon written request to: Corporate
Communications, Reliance Group Holdings, Inc., 55 East 52nd
Street, New York, N.Y. 10055.

RELIANCE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31                                                           1994          1993          1992
-----------------------------------------------------------------------------------------------------------------
(In thousands)
REVENUES:
Premiums earned.........................................................   $2,634,092    $2,464,903    $2,362,233
Net investment income...................................................      258,912       250,799       225,780
Gain on sales of investments............................................        9,218       158,196        50,136
Gain on sale of subsidiary..............................................           --            --         8,999
Interest income from parent company.....................................       14,864        18,491        20,203
Other...................................................................      141,609       116,802       109,142
                                                                           ----------    ----------    ----------
                                                                            3,058,695     3,009,191     2,776,493
                                                                           ----------    ----------    ----------
CLAIMS AND EXPENSES:
Policy claims and settlement expenses...................................    1,372,960     1,317,397     1,390,160
Policy acquisition costs................................................      387,924       327,437       289,591
Interest................................................................       20,231        21,365        20,256
Other insurance expenses................................................      959,904       954,747       879,874
Other...................................................................      137,877       119,186       105,134
                                                                           ----------    ----------    ----------
                                                                            2,878,896     2,740,132     2,685,015
                                                                           ----------    ----------    ----------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES, MINORITY
  INTERESTS AND EQUITY IN INVESTEE COMPANY..............................      179,799       269,059        91,478
Provision for income taxes..............................................      (47,982)      (92,994)      (20,705)
Minority interests......................................................       (2,757)       (3,157)       (3,312)
Equity in investee company..............................................        9,478        12,441         5,206
                                                                           ----------    ----------    ----------
INCOME FROM CONTINUING OPERATIONS.......................................      138,538       185,349        72,667
Income from discontinued operations.....................................           --            --        64,105
Loss on disposal of discontinued operations.............................           --            --       (47,300)
                                                                           ----------    ----------    ----------
INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE
  EFFECT OF ACCOUNTING CHANGE...........................................      138,538       185,349        89,472
Extraordinary item--early extinguishment of debt........................           --        (3,666)           --
Cumulative effect of change in accounting for income taxes..............           --        24,335            --
                                                                           ----------    ----------    ----------
NET INCOME..............................................................   $  138,538    $  206,018    $   89,472
                                                                           ----------    ----------    ----------
                                                                           ----------    ----------    ----------

See notes to consolidated financial statements

RELIANCE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

ASSETS                                                                DECEMBER 31              1994          1993
-----------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per-share amount)
Marketable securities:
     Fixed maturities held for investment--at amortized cost (quoted market
       $1,053,551 and $973,113).......................................................   $1,166,020    $  936,643
     Fixed maturities available for sale--at quoted market (cost $1,945,919
       and $1,856,969)................................................................    1,839,312     1,944,099
     Equity securities--at quoted market (cost $482,529 and $458,217).................      564,636       547,173
     Short-term investments...........................................................      229,906       372,507
Cash..................................................................................       46,814        91,608
Premiums receivable...................................................................    1,079,393       963,570
Other accounts and notes receivable...................................................      179,903       124,911
Reinsurance recoverables..............................................................    2,928,533     2,573,688
Federal and foreign income taxes, including deferred taxes............................      161,013        99,090
Notes receivable from parent company..................................................      187,065       194,513
Investments in real estate--at cost, less accumulated depreciation....................      289,465       282,836
Investment in investee company........................................................      147,513       157,016
Deferred policy acquisition costs.....................................................      181,938       178,129
Other assets..........................................................................      336,254       312,129
                                                                                         ----------    ----------
                                                                                         $9,337,765    $8,777,912
                                                                                         ----------    ----------
                                                                                         ----------    ----------

LIABILITIES AND SHAREHOLDER'S EQUITY

-----------------------------------------------------------------------------------------------------------------
Unearned premiums.....................................................................   $1,288,454    $1,276,331
Unpaid claims and related expenses....................................................    5,809,546     5,253,137
Accounts payable and accrued expenses.................................................      650,374       607,018
Reinsurance ceded premiums payable....................................................      291,844       206,373
Senior reset notes....................................................................       80,596        99,863
Term loans and short-term debt........................................................      129,355       125,373
Minority interests--redeemable preferred stock of a subsidiary........................       23,517        26,877
                                                                                         ----------    ----------
                                                                                          8,273,686     7,594,972
                                                                                         ----------    ----------
Contingencies and commitments

Shareholder's equity:
     Common stock, par value $.10 per share, 1,000 shares authorized,                            --            --
       issued and outstanding.........................................................
     Additional paid-in capital.......................................................      678,502       677,510
     Retained earnings................................................................      434,676       406,138

     Net unrealized gain (loss) on investments........................................      (27,881)      115,023
     Net unrealized loss on foreign currency translation..............................      (21,218)      (15,731)
                                                                                         ----------    ----------
                                                                                          1,064,079     1,182,940
                                                                                         ----------    ----------
                                                                                         $9,337,765    $8,777,912
                                                                                         ----------    ----------
                                                                                         ----------    ----------

See notes to consolidated financial statements

RELIANCE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

--------------------------------------------------------------------------------
(In thousands)

                                                                                                        NET
                                                                                                 UNREALIZED
                                                                                          NET   GAIN (LOSS)
                                                     ADDITIONAL                    UNREALIZED    ON FOREIGN
                                            COMMON      PAID-IN    RETAINED    GAIN (LOSS) ON      CURRENCY   SHAREHOLDER'S
                                             STOCK      CAPITAL    EARNINGS       INVESTMENTS   TRANSLATION          EQUITY
                                            ------   ----------   ---------    --------------   -----------   -------------
Balance, December 31, 1991................   $ --     $ 583,482   $ 427,449      $   40,216      $   6,291     $  1,057,438
Transactions of investee company..........     --        10,578          --           3,818             --           14,396
Net income................................     --            --      89,472              --             --           89,472
Dividends.................................     --            --    (120,000)             --             --         (120,000)
Capital contributions.....................     --        82,636       3,199              --         (3,684)          82,151
Appreciation after deferred
  income taxes............................     --            --          --          41,987             --           41,987
Foreign currency translation..............     --            --          --              --        (14,933)         (14,933)
                                            ------   ----------   ---------    --------------   -----------   -------------
Balance, December 31, 1992................     --       676,696     400,120          86,021        (12,326)       1,150,511
Transactions of investee company..........     --           814          --           1,244             --            2,058
Net income................................     --            --     206,018              --             --          206,018
Dividends.................................     --            --    (200,000)             --             --         (200,000)
Appreciation after deferred
  income taxes............................     --            --          --          27,758             --           27,758
Foreign currency translation..............     --            --          --              --         (3,405)          (3,405)
                                            ------   ----------   ---------    --------------   -----------   -------------
BALANCE, DECEMBER 31, 1993................     --       677,510     406,138         115,023        (15,731)       1,182,940
Transactions of investee company..........     --          (597)         --          (9,002)            --           (9,599)
Net income................................     --            --     138,538              --             --          138,538
Dividends.................................     --            --    (110,000)             --             --         (110,000)
Capital contribution......................     --         1,589          --              --             --            1,589
Depreciation after deferred

  income taxes............................     --            --          --        (133,902)            --         (133,902)
Foreign currency translation..............     --            --          --              --         (5,487)          (5,487)
                                            ------   ----------   ---------    --------------   -----------   -------------
BALANCE, DECEMBER 31, 1994................   $ --     $ 678,502   $ 434,676      $  (27,881)     $ (21,218)    $  1,064,079
                                            ------   ----------   ---------    --------------   -----------   -------------
                                            ------   ----------   ---------    --------------   -----------   -------------

See notes to consolidated financial statements

RELIANCE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31                                                                  1994          1993         1992
-----------------------------------------------------------------------------------------------------------------------
(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income......................................................................   $ 138,538    $  206,018    $  89,472
Adjustments to reconcile net income to net cash provided
  from operating activities:
     Cumulative effect of change in accounting for income taxes.................          --       (24,335)          --
     Gain on sales of investments...............................................      (9,218)     (158,196)     (50,136)
     Deferred policy acquisition costs..........................................      (3,809)      (54,779)     (13,182)
     Premiums and other receivables and reinsurance recoverables................    (505,590)     (221,956)    (709,116)
     Unearned premiums, unpaid claims and related expenses......................     566,873       581,141      997,889
     Accounts payable, accrued expenses and other...............................     131,239       (62,829)      14,559
                                                                                   ---------    ----------    ---------
                                                                                     318,033       265,064      329,486
                                                                                   ---------    ----------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of fixed maturities available for sale......................     441,401       341,168      317,093
Proceeds from sales of fixed maturities held for investment.....................      18,481            --      148,953
Proceeds from redemptions of fixed maturities available for sale................      60,752       170,281       42,019
Proceeds from redemptions of fixed maturities held for investment...............      15,785       273,921      243,694
Proceeds from sales of equity securities........................................     189,895     1,016,308      469,900
(Increase) decrease in short-term investments--net..............................     151,965       240,884      (59,050)
Sale of net assets of a subsidiary..............................................          --            --      118,500
Purchases of fixed maturities available for sale................................    (587,581)     (958,817)    (422,395)
Purchases of fixed maturities held for investment...............................    (265,672)     (586,677)    (478,209)
Purchases of equity securities..................................................    (209,506)     (680,760)    (472,072)
Discontinued operations.........................................................      15,550        69,157        8,569
Other--net......................................................................     (72,905)      (23,067)     (65,371)
                                                                                   ---------    ----------    ---------
                                                                                    (241,835)     (137,602)    (148,369)
                                                                                   ---------    ----------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in notes receivable from parent company................................     (17,365)      (14,212)     (12,356)
Increase in term loans..........................................................      75,272       105,248          221

Decrease in term loans and short-term debt--net.................................     (71,290)       (2,353)     (16,312)
Repurchases of debentures and notes.............................................     (19,062)      (80,060)      (9,628)
Dividends.......................................................................     (85,187)     (100,064)    (120,000)
Redemption of redeemable preferred stock of a subsidiary........................      (3,360)       (3,360)      (3,360)
                                                                                   ---------    ----------    ---------
                                                                                    (120,992)      (94,801)    (161,435)
                                                                                   ---------    ----------    ---------
Increase (decrease) in cash.....................................................     (44,794)       32,661       19,682
Cash, beginning of year.........................................................      91,608        58,947       39,265
                                                                                   ---------    ----------    ---------
Cash, end of year...............................................................   $  46,814    $   91,608    $  58,947
                                                                                   ---------    ----------    ---------
                                                                                   ---------    ----------    ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid...................................................................   $  16,400    $   19,600    $  19,900
                                                                                   ---------    ----------    ---------
                                                                                   ---------    ----------    ---------
Income taxes refunded (paid)....................................................   $ (44,500)   $ (136,900)   $  12,000
                                                                                   ---------    ----------    ---------
                                                                                   ---------    ----------    ---------

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:

In 1994 and 1993, non-cash dividends of $24,813,000 and $99,936,000 were recorded as a reduction in notes receivable from parent company.

In connection with the 1992 sale of the operating assets of Frank B. Hall & Co. Inc. ('Hall'), the Company received a capital contribution from Reliance Group, Incorporated, the former parent of the Company. In 1994, the Company received an additional capital contribution from Reliance Group Holdings, Inc., the current parent of the Company, in connection with the sale of Hall. See note 16 to the consolidated financial statements.

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

See notes to consolidated financial statements

RELIANCE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OWNERSHIP OF THE COMPANY'S COMMON STOCK

Reliance Group Holdings, Inc., owns 100% of the common stock of the Company. On

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

Fixed maturity investments, the vast majority of which are publicly traded securities, include bonds, notes and redeemable preferred stocks. Fixed maturity investments classified as 'available for sale' represent securities that will be held for an indefinite period of time and are carried at quoted market value with the net unrealized gain or loss included in shareholder's equity. Such investments may be sold in response to changes in interest rates, future general liquidity needs and similar factors. Fixed maturity investments classified as 'held for investment' are carried at amortized cost since the Company has the positive intent and ability to hold these securities to maturity. Prior to June 30, 1992, the Company held all of its fixed maturity portfolio as 'held for investment'. Accordingly, sales of fixed maturities held for investment during 1992, as shown in the accompanying consolidated statement of cash flows, represent sales of all fixed maturity investments during the period January 1, 1992 through June 30, 1992. Investments in equity securities include common stocks, where ownership of outstanding voting stock is less than 20%, and nonredeemable preferred stocks, and are carried at quoted market value with the net unrealized gain or loss included in shareholder's equity. Investments in which the Company has a 20% to 50% ownership interest, or otherwise exercises significant influence, are reported using the equity method of accounting. Short-term investments primarily consist of U.S. treasury securities, certificates of deposit and commercial paper carried at cost which approximates market. Investments whose declines in market values are deemed to be other than temporary are written down to market value and the accrual of investment income is discontinued. In circumstances where market values are not available, investments are written down to estimated fair value. In determining estimated fair value of investments, the Company reviews the issuer's financial condition and the stability of its income, as well as discounted cash flow to be received by the Company. Write-downs and other realized gains and losses, determined on a specific identification basis, are included in income.

Property and casualty insurance premiums reported as earned represent the portion of premiums written applicable to the current period, computed on a pro-rata basis over the terms of the policies in force. Premiums include estimated audit premiums and estimated premiums on retrospectively rated policies.

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

Property and casualty unpaid claims and related expenses are based on an evaluation of reported claims in addition to statistical projections of claims incurred but not reported and loss adjustment expenses. Estimates of salvage and subrogation are deducted from the liability. Adjustments of the probable ultimate liability, based on subsequent developments, are included in operations currently. At December 31, 1994 and 1993, liabilities for unpaid claims and related expenses include $437,900,000 and $411,023,000 relating to short-duration contracts which are expected to have fixed, periodic payment patterns and have been discounted to present values using statutory annual rates ranging from 3 1/2% to 6%.

Direct title insurance premiums and fees are recognized as revenue when policies become effective. Agency title insurance premiums are recognized as revenue when reported by the agent. Title insurance claims arise principally from unknown title defects which exist at the time policies become effective. The reserve for title losses, which is based on historical and anticipated loss experience, represents the estimated costs to settle reported claims and estimated future claims relating to policies issued. Changes in loss estimates, resulting from management's continuing review process and differences between estimates and actual payments, are included in operations currently.

INVESTMENTS IN REAL ESTATE

Investments in real estate consist primarily of shopping centers and office buildings, and are recorded at cost (less accumulated depreciation), which includes real estate taxes, interest and other carrying costs incurred prior to substantial completion of the real estate development projects. Investments in real estate at December 31, 1994 include $60,800,000 related to undeveloped land which has been rezoned for mixed use development. Interest capitalized relating to the development of real estate properties was $398,000 in 1992. No interest was capitalized in 1994 or 1993. Depreciation expense is provided using the straight-line method.

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

POSTRETIREMENT BENEFIT PLANS

Retirement pension benefits, covering substantially all employees, are provided under noncontributory trusteed defined benefit pension plans. Contributions to the pension plans are based on the minimum funding requirements of the Employee Retirement Income Security Act of 1974. In addition, the Company sponsors defined contribution plans covering employees who meet eligibility requirements and unfunded postretirement medical and life insurance plans for certain employees of a subsidiary.

TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

Assets and liabilities of foreign subsidiaries are translated at year-end exchange rates. Results of operations are translated at average rates during the year. The effects of exchange rate changes in translating foreign financial statements are excluded from the consolidated statement of income and are presented as a separate component of shareholder's equity.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of publicly traded financial instruments is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties. For financial instruments not publicly traded, fair values are estimated based on values obtained from independent third parties or quoted market prices of comparable instruments. However, judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts that could be realized in a current market exchange. See notes 2, 3 and 8 regarding fair value information for the Company's financial instruments.

The Company believes the fair value of notes receivable from parent company at December 31, 1994 and 1993 approximates their carrying value.

RECLASSIFICATIONS

The 1993 and 1992 consolidated statement of cash flows has been reclassified to include gain on sales of investments as a component of cash flows from investing activities, rather than a component of cash flows from operating activities. Certain other reclassifications have been made to the Company's 1993 and 1992 consolidated financial statements to conform with the current year's consolidated financial statements.

ADOPTION OF NEW ACCOUNTING STANDARD

Effective January 1, 1994, the Company adopted Statement of Financial Accounting

Standards No. 112, 'Employers' Accounting for Postemployment Benefits'. The adoption of this Statement had no material effect on the Company's consolidated financial statements.

CAPITAL CONTRIBUTION

On December 31, 1992, Reliance Group, Incorporated (the former parent of the Company) contributed to the Company, at carrying value, all of the outstanding common stock of RCG International, Inc., a company engaged in consulting and technical services. The contribution, which has been reflected on the accompanying consolidated financial statements as of January 1, 1992, increased shareholder's equity by $34,140,000 at January 1, 1992.

2. INVESTMENTS

Fixed maturities held for investment at December 31, 1994 consisted of:

                                                                                             Gross         Gross
                                                             Amortized        Market    Unrealized    Unrealized
                                                                  Cost         Value         Gains     Losses(1)
----------------------------------------------------------------------------------------------------------------
(In thousands)
Bonds and notes:
     Public utilities....................................   $  536,746    $  477,942      $  202       $ 59,006
     Corporate bonds and notes and other.................      478,521       432,649         899         46,771
Redeemable preferred stock...............................      150,753       142,960       1,613          9,406
                                                            ----------    ----------    ----------    ----------
                                                            $1,166,020    $1,053,551      $2,714       $115,183
                                                            ----------    ----------    ----------    ----------
                                                            ----------    ----------    ----------    ----------

(1) The amortized cost and market value of fixed maturity investments which have unrealized losses were $1,065,908,000 and $950,725,000.

Fixed maturities available for sale at December 31, 1994 consisted of:

                                                                                             Gross         Gross
                                                                Market     Amortized    Unrealized    Unrealized
                                                                 Value          Cost         Gains     Losses(1)
----------------------------------------------------------------------------------------------------------------
(In thousands)
Bonds and notes:
     United States government and government agencies and
       authorities.......................................   $  495,007    $ 528,297      $    615      $ 33,905
     Public utilities....................................       88,602       96,631           177         8,206

     Corporate bonds and notes and other.................      914,904      971,630        32,020        88,746
Redeemable preferred stock...............................      340,799      349,361         5,695        14,257
                                                            ----------    ----------    ----------    ----------
                                                            $1,839,312    $1,945,919     $ 38,507      $145,114
                                                            ----------    ----------    ----------    ----------
                                                            ----------    ----------    ----------    ----------

(1) The amortized cost and market value of fixed maturity investments which have unrealized losses were $1,533,070,000 and $1,387,956,000.

Fixed maturities held for investment at December 31, 1993 consisted of:

                                                                                              Gross         Gross
                                                              Amortized        Market    Unrealized    Unrealized
                                                                   Cost         Value         Gains     Losses(1)
-----------------------------------------------------------------------------------------------------------------
(In thousands)
Bonds and notes:
     Public utilities.....................................   $  433,138    $  446,506     $ 14,668      $  1,300
     Corporate bonds and notes and other..................      367,697       383,517       17,190         1,370
Redeemable preferred stock................................      135,808       143,090        7,382           100
                                                             ----------    ----------    ----------    ----------
                                                             $  936,643    $  973,113     $ 39,240      $  2,770
                                                             ----------    ----------    ----------    ----------
                                                             ----------    ----------    ----------    ----------

(1) The amortized cost and market value of fixed maturity investments which have unrealized losses were $78,143,000 and $75,373,000.

Fixed maturities available for sale at December 31, 1993 consisted of:

                                                                                              Gross         Gross
                                                                 Market     Amortized    Unrealized    Unrealized
                                                                  Value          Cost         Gains     Losses(1)
-----------------------------------------------------------------------------------------------------------------
(In thousands)
Bonds and notes:
     United States government and government agencies and
       authorities........................................   $  475,060    $  466,897     $ 10,087      $  1,924
     Public utilities.....................................       91,556        86,943        4,725           112
     Corporate bonds and notes and other..................      994,154       943,921       59,013         8,780
Redeemable preferred stock................................      383,329       359,208       25,796         1,675
                                                             ----------    ----------    ----------    ----------
                                                             $1,944,099    $1,856,969     $ 99,621      $ 12,491
                                                             ----------    ----------    ----------    ----------
                                                             ----------    ----------    ----------    ----------


(1) The amortized cost and market value of fixed maturity investments which have unrealized losses were $386,455,000 and $373,964,000.

As of December 31, 1994, the contractual maturities of fixed maturity investments are as follows:

                                                              Held for investment          Available for sale
                                                            ------------------------    ------------------------
                                                             Amortized        Market     Amortized        Market
                                                                  Cost         Value          Cost         Value
----------------------------------------------------------------------------------------------------------------
(In thousands)
Due after one year through five years....................   $   34,383    $   33,924    $ 633,427     $  596,571
Due after five years through ten years...................      355,174       327,308      446,452        444,450
Due after ten years......................................      776,463       692,319      846,234        779,436
                                                            ----------    ----------    ----------    ----------
                                                             1,166,020     1,053,551    1,926,113      1,820,457
Mortgage-backed securities...............................           --            --       19,806         18,855
                                                            ----------    ----------    ----------    ----------
                                                            $1,166,020    $1,053,551    $1,945,919    $1,839,312
                                                            ----------    ----------    ----------    ----------
                                                            ----------    ----------    ----------    ----------

Short-term investments represent securities which are scheduled to mature within one year.

Net investment income consisted of:

YEAR ENDED DECEMBER 31                                                          1994          1993          1992
----------------------------------------------------------------------------------------------------------------
(In thousands)
Investment income:
     Fixed maturities (1).............................................    $  218,970    $ 193,180     $  180,388
     Equity securities................................................        27,390       29,640         22,229
     Short-term investments...........................................         9,159       19,920         17,615
     Other............................................................        14,159       15,832         13,664
                                                                          ----------    ----------    ----------
                                                                             269,678      258,572        233,896
Investment expenses...................................................       (10,766)      (7,773 )       (8,116)
                                                                          ----------    ----------    ----------
                                                                          $  258,912    $ 250,799     $  225,780
                                                                          ----------    ----------    ----------
                                                                          ----------    ----------    ----------


(1) Includes investment income from debentures of Reliance Group Holdings, Inc. of $10,085,000 and $10,269,000 in 1993 and 1992.

Gain on sales of investments consisted of:

YEAR ENDED DECEMBER 31                                                          1994          1993          1992
----------------------------------------------------------------------------------------------------------------
(In thousands)
Fixed maturities (1):
     Realized gains...................................................    $   44,512    $  83,338     $   40,359
     Realized losses (2)..............................................       (28,016)     (21,179 )       (9,386)
                                                                          ----------    ----------    ----------
                                                                              16,496       62,159         30,973
Equity securities.....................................................         8,890       98,944         19,628
Other (3).............................................................       (16,168)      (2,907 )         (465)
                                                                          ----------    ----------    ----------
                                                                          $    9,218    $ 158,196     $   50,136
                                                                          ----------    ----------    ----------
                                                                          ----------    ----------    ----------

(1) For the year ended December 31, 1994, the Company sold fixed maturities held for investment with an amortized cost of $18,100,000. These sales were principally in response to a significant deterioration in the issuers' creditworthiness.
(2) Includes $21,900,000, $18,400,000 and $9,000,000 in 1994, 1993 and 1992,
    respectively, related to non-investment grade securities.
(3) Includes realized losses of $14,500,000 in 1994 related to certain foreign currency contracts. As of December 31, 1994, the Company did not hold any derivative financial instruments.

Gain on sales of investments in 1994 and 1993 included write-downs of $23,500,000 and $23,400,000 equal to the difference between cost and market values of certain investments to reflect other than temporary declines.

Net unrealized appreciation (depreciation) on investments consisted of:

YEAR ENDED DECEMBER 31                                                               1994        1993        1992
-----------------------------------------------------------------------------------------------------------------
(In thousands)
Unrealized appreciation (depreciation):
  Equity securities..........................................................   $  (6,849)   $ (9,670)   $ 31,347
  Fixed maturities available for sale........................................    (193,737)     48,689      38,441
                                                                                ---------    --------    --------

                                                                                 (200,586)     39,019      69,788
Deferred income tax (provision) benefit......................................      66,684     (11,261)    (27,801)
Net unrealized appreciation (depreciation) in investments of
  investee company...........................................................      (9,002)      1,244       3,818
                                                                                ---------    --------    --------
                                                                                $(142,904)   $ 29,002    $ 45,805
                                                                                ---------    --------    --------
                                                                                ---------    --------    --------
Unrealized appreciation (depreciation) on fixed maturities
  held for investment........................................................   $(148,939)   $  3,098    $ 17,496
                                                                                ---------    --------    --------
                                                                                ---------    --------    --------

Net unrealized gain (loss) on investments consisted of:

                                                                  DECEMBER 31        1994        1993        1992
-----------------------------------------------------------------------------------------------------------------
(In thousands)
Equity securities:
     Unrealized gains........................................................   $ 114,231    $100,179    $ 99,986
     Unrealized losses.......................................................     (32,124)    (11,223)     (1,360)
                                                                                ---------    --------    --------
                                                                                   82,107      88,956      98,626
                                                                                ---------    --------    --------
Fixed maturities available for sale:
     Unrealized gains........................................................      38,507      99,621      66,392
     Unrealized losses.......................................................    (145,114)    (12,491)    (27,951)
                                                                                ---------    --------    --------
                                                                                 (106,607)     87,130      38,441
                                                                                ---------    --------    --------
                                                                                  (24,500)    176,086     137,067
Deferred income tax (provision) benefit......................................       5,053     (61,631)    (50,370)
Net unrealized gain (loss) in investments of investee company................      (8,434)        568        (676)
                                                                                ---------    --------    --------
                                                                                $ (27,881)   $115,023    $ 86,021
                                                                                ---------    --------    --------
                                                                                ---------    --------    --------

Fixed maturity investments carried at $482,500,000 at December 31, 1994 were on deposit under requirements of regulatory authorities, including deposits related to workers' compensation reinsurance pools.

Investments in a single issuer, other than obligations of the U.S. government, whose aggregate carrying value is in excess of 10% of the Company's shareholder's equity at December 31, 1994 were comprised of nonredeemable preferred stock of Aon Corporation and common stock of Symbol Technologies, Inc. with a carrying and market value of $123,132,000 and $110,182,000, respectively.

3. INVESTMENT IN INVESTEE COMPANY

Investment in investee company at December 31, 1994 and 1993 was $147,513,000 and $157,016,000 which represents the Company's investment in Zenith National Insurance Corp. ('Zenith'). Equity income in Zenith was $9,478,000, $12,441,000 and $5,206,000 for the years ended December 31, 1994, 1993 and 1992, respectively. Dividends received by the Company from Zenith were $6,574,000 for each of the years ended December 31, 1994, 1993 and 1992.

Summarized financial information for Zenith is as follows:

YEAR ENDED DECEMBER 31                                                           1994          1993          1992
-----------------------------------------------------------------------------------------------------------------
(In thousands, except per-share amounts)
Revenues..................................................................   $595,113    $  585,782    $  549,335
Income before income taxes and extraordinary item.........................     57,571        73,479        19,706
Net income................................................................     37,900        53,200        28,700
Net income per-share......................................................       1.99          2.76          1.52

                                                                           DECEMBER 31         1994          1993
-----------------------------------------------------------------------------------------------------------------
(In thousands, except percentage of ownership)
Total assets..........................................................................   $1,840,758    $1,857,790
Senior notes..........................................................................       74,111        73,989
Common shareholders' equity...........................................................      309,860       349,465
Percentage of ownership...............................................................         34.7%         34.5%
Market value of investment in equity securities.......................................      149,569       147,103

The Company's equity in net income includes amortization of excess of cost over fair value of net assets acquired. At December 31, 1994, retained earnings included undistributed net income of $31,091,000 from Zenith.

4. PREMIUMS AND OTHER ACCOUNTS RECEIVABLE

As of December 31, 1994 and 1993, the Company sold with recourse $126,700,000 and $117,900,000 of reinsurance recoverables and premiums receivable relating to its property and casualty insurance operations.

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

Provision for income taxes on continuing operations consisted of:

YEAR ENDED DECEMBER 31                                                           1994          1993          1992
-----------------------------------------------------------------------------------------------------------------
(In thousands)
Current:
     Federal..............................................................   $ 52,666    $   87,627    $   45,261
     Foreign..............................................................      6,204         1,949         1,621
                                                                             --------    ----------    ----------
                                                                               58,870        89,576        46,882
Deferred federal..........................................................    (10,888)        3,418       (26,177)
                                                                             --------    ----------    ----------
                                                                             $ 47,982    $   92,994    $   20,705
                                                                             --------    ----------    ----------
                                                                             --------    ----------    ----------

Domestic and foreign income from continuing operations before income taxes, minority interests and equity in investee company were:

YEAR ENDED DECEMBER 31                                                             1994         1993         1992
-----------------------------------------------------------------------------------------------------------------
(In thousands)
Domestic....................................................................   $161,301    $ 263,490    $  86,710
Foreign.....................................................................     18,498        5,569        4,768
                                                                               --------    ---------    ---------
                                                                               $179,799    $ 269,059    $  91,478
                                                                               --------    ---------    ---------
                                                                               --------    ---------    ---------

The reconciliation of taxes computed at the statutory rate (35% in 1994 and 1993 and 34% in 1992) to the provision for income taxes is as follows:

YEAR ENDED DECEMBER 31                                                             1994         1993         1992
-----------------------------------------------------------------------------------------------------------------
(In thousands)

Tax provision at statutory rate.............................................   $ 62,930    $  94,171    $  31,103
Nontaxable investment income................................................    (13,989)      (1,743)      (7,999)
Impact of change in statutory rate from new tax act.........................         --       (4,043)          --
Other.......................................................................       (959)       4,609       (2,399)
                                                                               --------    ---------    ---------
Provision for income taxes..................................................   $ 47,982    $  92,994    $  20,705
                                                                               --------    ---------    ---------
                                                                               --------    ---------    ---------

The tax effects of items comprising the Company's net deferred tax asset are as follows:

                                                                             DECEMBER 31        1994         1993
-----------------------------------------------------------------------------------------------------------------
(In thousands)
Deferred tax assets:
     Discounting of loss reserves.......................................................   $ 197,655    $ 190,862
     Tax basis differential of subsidiary not included in consolidated tax return.......     120,600      120,600
     Operating loss carryforwards of subsidiary not included in
       consolidated tax return..........................................................      57,925       54,600
     Unearned premium reserve...........................................................      40,748       41,198
     Accruals not currently deductible..................................................      42,878       41,331
     Other..............................................................................      71,938       50,184
                                                                                           ---------    ---------
                                                                                             531,744      498,775
Deferred tax liabilities:
     Deferred policy acquisition costs..................................................      62,874       61,915
     Unrealized investment gains........................................................          --       61,631
     Investment in investee company.....................................................      17,499       20,898
     Other..............................................................................      83,419       78,147
                                                                                           ---------    ---------
                                                                                             367,952      276,184
Valuation allowance.....................................................................    (164,042)    (156,511)
                                                                                           ---------    ---------
Net deferred tax asset..................................................................   $ 203,910    $ 119,673
                                                                                           ---------    ---------
                                                                                           ---------    ---------

The Company believes that its net deferred tax asset will be fully recoverable under Section 847 of the Internal Revenue Code and from the utilization of certain net operating loss carryforwards ('NOL'). The increase in the Company's valuation allowance during 1994 relates principally to a subsidiary that is not included in the consolidated tax return.

At December 31, 1994, a subsidiary of the Company, not included in the consolidated tax return, had available NOL's of approximately $165,500,000. For federal income tax purposes, approximately $131,500,000 expires in 2001, $17,000,000 in 2002 and $17,000,000 in 2004. The Internal Revenue Code imposes limitations on the availability of these NOL's since the subsidiary experienced a more than 50 percentage point ownership change in 1989. The amount of the NOL incurred prior to the ownership change which can be utilized in each subsequent year is limited (the 'Loss Limitation') based on the value of the subsidiary on the date of the ownership change. The annual Loss Limitation approximates $25,000,000.

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes' ('FAS 109'). The effect of adopting FAS 109 in 1993 was to increase net income by $24,878,000 representing a decrease in the provision for income taxes of $4,043,000, an increase in income for the cumulative effect of the change in accounting principle of $24,335,000 and a decrease in extraordinary income from the utilization of NOL's of $3,500,000. As a result of adopting FAS 109, previously unrecorded deferred tax benefits from NOL's were recognized. These benefits amounted to $31,100,000, net of a valuation allowance of $25,000,000.

7. UNPAID CLAIMS AND RELATED EXPENSES

The following table presents information relating to the liability for unpaid claims and related expenses for the Company's property and casualty insurance operations. The reconciliation of beginning and ending liability balances is as follows:

                                                             DECEMBER 31         1994          1993          1992
-----------------------------------------------------------------------------------------------------------------
(In thousands)
Liability for unpaid claims and related expenses, beginning
  of year...............................................................   $5,048,442    $4,571,792    $3,685,049
     Less reinsurance recoverables......................................    2,116,914     1,868,800     1,309,814
                                                                           ----------    ----------    ----------
Net liability for unpaid claims and related expenses, beginning
  of year...............................................................    2,931,528     2,702,992     2,375,235
                                                                           ----------    ----------    ----------
Provision for policy claims and related expenses:
     Provision for insured events of the current year...................    1,274,649     1,195,425     1,258,111
     Increase in provision for insured events of prior years............       22,444        40,169        31,487
                                                                           ----------    ----------    ----------
          Total provision...............................................    1,297,093     1,235,594     1,289,598
                                                                           ----------    ----------    ----------
Payments for policy claims and related expenses:
     Attributable to insured events of the current year.................      321,538       229,778       271,878
     Attributable to insured events of prior years......................      780,961       776,881       689,181
                                                                           ----------    ----------    ----------
          Total payments................................................    1,102,499     1,006,659       961,059
                                                                           ----------    ----------    ----------
Foreign currency translation............................................        1,659          (399)         (782)
                                                                           ----------    ----------    ----------
Net liability for unpaid claims and related expenses, end of year.......    3,127,781     2,931,528     2,702,992
     Plus reinsurance recoverables......................................    2,453,702     2,116,914     1,868,800

                                                                           ----------    ----------    ----------
Liability for unpaid claims and related expenses, end of year...........   $5,581,483    $5,048,442    $4,571,792
                                                                           ----------    ----------    ----------
                                                                           ----------    ----------    ----------

The 1994 provision for property and casualty insured events of prior years includes $17,000,000 of adverse development related to prior year asbestos-related and environmental pollution claims. Development of asbestos-related and environmental pollution claims primarily effects general liability and multiple peril lines of business. The 1994 provision also includes $14,700,000 of adverse development from other general liability lines. This development was partially offset by $13,300,000 of favorable development in workers' compensation. The 1993 provision included $21,100,000 of adverse development from workers' compensation reinsurance pools and $35,200,000 of adverse development related to prior year asbestos-related and environmental pollution claims. This development was partially offset by favorable development in other lines of business, including other general liability lines. The 1992 provision included $55,600,000 of adverse development from workers' compensation and automobile reinsurance pools. This development was partially offset by favorable development of $11,900,000 from two general liability claims and favorable development of $10,700,000 related to unallocated loss adjustment expenses.

The following table presents information relating to the liability for unpaid claims and related expenses for the Company's title insurance operations. The reconciliation of beginning and ending liability balances is as follows:

                                                                  DECEMBER 31       1994        1993        1992
----------------------------------------------------------------------------------------------------------------
(In thousands)
Liability for unpaid claims and related expenses, beginning of year..........   $204,695    $173,328    $177,449
                                                                                --------    --------    --------
Provision for policy claims and related expenses:
     Provision for insured events of the current year........................     71,060      76,955      95,963
     Increase in provision for insured events of prior years.................      4,807       4,848       4,599
                                                                                --------    --------    --------
          Total provision....................................................     75,867      81,803     100,562
                                                                                --------    --------    --------
Payments for policy claims and related expenses:
     Attributable to insured events of the current year......................      4,475       2,356       7,450
     Attributable to insured events of prior years...........................     48,024      48,080      78,950
                                                                                --------    --------    --------
          Total payments.....................................................     52,499      50,436      86,400
                                                                                --------    --------    --------
Other (1)....................................................................         --          --     (18,283)
                                                                                --------    --------    --------
Liability for unpaid claims and related expenses, end of year................   $228,063    $204,695    $173,328
                                                                                --------    --------    --------

                                                                                --------    --------    --------

(1) Represents the effects of the sale and acquisition of certain subsidiaries.

The following table presents information relating to the net liability for unpaid claims and related expenses pertaining to asbestos-related and environmental pollution claims. Information is presented for 1994 and 1993 only, as certain 1992 data is not available. The reconciliation of beginning and ending net liability balances is as follows:

                                                                               DECEMBER 31       1994        1993
-----------------------------------------------------------------------------------------------------------------
(In thousands)
Net liability for unpaid claims and related expenses, beginning of year...................   $122,034    $ 94,253
Provision for policy claims and related expenses..........................................     28,279      52,630
Payments for policy claims and related expenses...........................................    (20,170)    (24,849)
                                                                                             --------    --------
Net liability for unpaid claims and related expenses, end of year.........................   $130,143    $122,034
                                                                                             --------    --------
                                                                                             --------    --------

Included in the December 31, 1994 net liability for unpaid claims and related expenses for asbestos-related and environmental pollution claims are $36,500,000 of loss costs for claims incurred but not reported, $49,400,000 of loss costs for reported claims and $44,243,000 of related expenses. The Company continues to receive claims asserting injuries from hazardous materials and alleged damages to cover various clean-up costs. Loss and loss expense reserves for asbestos-related and environmental pollution claims are established using standard actuarial techniques as well as management's judgement. Coverage and claim settlement issues, related to policies written in prior years, such as the determination that coverage exists and the definition of an occurrence, may cause the actual loss development for asbestos-related and environmental pollution claims to exhibit more variation than the remainder of the Company's book of business. See Financial Review section for further discussion.

8. SENIOR RESET NOTES, TERM LOANS AND SHORT-TERM DEBT

In 1993, the Company entered into a revolving credit facility and term loan agreement ('Credit Facility'). Borrowings under the Credit Facility were used to redeem all outstanding debentures. As a result of the early extinguishment of this debt, the Company incurred an extraordinary loss of $3,666,000, net of income taxes of $1,974,000, in 1993.

Senior reset notes outstanding are as follows:


                                                                            DECEMBER 31      1994             1993
------------------------------------------------------------------------------------------------------------------
(In thousands)
10.36% senior reset notes (interest rate is adjustable every five years based
  on Treasury Rate) due 1998-2000......................................................   $30,713     $   50,000
9.48% senior reset notes (interest rate is adjustable every three years based on Treasury Rate) due 1995-2000; ($50,000 principal amount, less unamortized
  discount of $117 at December 31, 1994)...............................................    49,883         49,863
                                                                                          -------   --------------
                                                                                          $80,596     $   99,863
                                                                                          -------   --------------
                                                                                          -------   --------------

The fair value of the Company's senior reset notes at December 31, 1994 and 1993 was $80,753,000 and $102,280,000 based on quoted market prices.

TERM LOANS AND SHORT-TERM DEBT

At December 31, 1994, term loans and short-term debt aggregated $129,355,000 and consisted of $116,102,000 of term loans which are payable in varying amounts through 2015 with interest rates ranging from 5.83% to 10.50% and $13,253,000 of short-term debt. The weighted average interest rate on short-term debt was 7.4% and 5.3% at December 31, 1994 and 1993. The Company believes that the fair value of its term loans and short-term debt at December 31, 1994 and 1993 approximates carrying value.

Maturities and sinking fund payments of the senior reset notes and term loans and short-term debt for each of the next five years are as follows:

                                                                                                        Term Loans
                                                                                           Senior              and
                                                                                            Reset       Short-Term
                                                                                            Notes             Debt
------------------------------------------------------------------------------------------------------------------
(In thousands)
1995...................................................................................   $ 5,000     $   23,736
1996...................................................................................     5,000         15,652
1997...................................................................................     5,000         23,267
1998...................................................................................     5,713         55,000
1999...................................................................................    10,000             --

The Company's Credit Facility includes a revolving credit facility with various banks providing for aggregate maximum outstanding borrowings of $100,000,000 through December 31, 1998. At the Company's option, all borrowings under the revolving credit facility will bear interest at a floating rate based on a bank reference rate (or, if higher, the Federal Funds rate plus 1/2%) or at a rate based on the Eurodollar rate. At December 31, 1994, borrowings aggregating $35,000,000 were outstanding under this facility. All of the common stock of

Reliance Insurance Company ('Reliance Insurance'), the principal subsidiary of the Company, has been pledged to secure the Credit Facility and the senior reset notes.

The Company's dividends are subject to provisions of the senior reset notes. These provisions are less restrictive than the provisions in the Credit Facility which require, among other things, a minimum net worth requirement and a limitation of indebtedness. At December 31, 1994, the Company could pay up to $47,100,000 in dividends without violating the more restrictive minimum net worth requirement. Reliance Financial's net worth increases with its net income, subject to increases or decreases in net worth resulting from changes in the market value of fixed maturities available for sale and of equity securities. The Company is confident it will continue to pay all dividends necessary to meet Reliance Group Holdings, Inc.'s cash needs.

9. REDEEMABLE PREFERRED STOCK AND DIVIDENDS OF SUBSIDIARIES

The Reliance Insurance preferred stock (940,725 shares) has cumulative dividend rights of $2.68 per share and is redeemable, at Reliance Insurance's option, at various prices decreasing to $25 per share in 1996. Reliance Insurance redeemed 134,389 shares during each of 1994 and 1993, which were used to satisfy the mandatory annual redemption of one-fifteenth of all shares issued. Dividends on the preferred stock are included in minority interests in the consolidated statement of income.

The Insurance Law of Pennsylvania, where Reliance Insurance Company (the Company's principal property and casualty insurance subsidiary) is domiciled, limits the maximum amount of dividends which may be paid without approval by the Pennsylvania Insurance Department. Under such law, Reliance Insurance Company may pay dividends during the year equal to the greater of (a) 10% of the preceding year-end policyholders' surplus or (b) the preceding year's statutory net income, but in no event to exceed the amount of unassigned funds, which are defined as 'undistributed, accumulated surplus including net income and unrealized gains since the organization of the insurer'. In addition, the Pennsylvania law specifies factors to be considered by the Pennsylvania Insurance Department to allow it to determine that statutory surplus after the payment of dividends is reasonable in relation to an insurance company's outstanding liabilities and adequate for its financial needs. Such factors include the size of the company, the extent to which its business is diversified among several lines of insurance, the number and size of risks insured, the nature and extent of the company's reinsurance and the adequacy of the company's reserves. The maximum dividend permitted by law is not indicative of an insurer's actual ability to pay dividends, which may be constrained by business and regulatory considerations, such as the impact of dividends on surplus, which could affect an insurer's ratings, competitive position, the amount of premiums that can be written and the ability to pay future dividends. Furthermore, the Pennsylvania Insurance Department has broad discretion to limit the payment of dividends by insurance companies.

In addition, under California Insurance law, Reliance Insurance Company is deemed to be a 'commercially domiciled' California insurer and therefore subject to the dividend payment laws of California. The California laws which limit the maximum amount of dividends which may be paid without approval by the California Insurance Department and specify the factors to be considered by the California Insurance Department to determine if the payment of the dividend is reasonable in relation to an insurance company's outstanding liabilities and financial needs are substantially the same as the laws of Pennsylvania. As in Pennsylvania, the California Insurance Department has broad discretion to limit the payment of dividends by insurance companies.

Total common and preferred stock dividends paid by Reliance Insurance during 1994, 1993 and 1992 were $114,139,000 ($111,467,000 for common stock),
$133,671,000 ($130,639,000 for common stock) and $143,729,000 ($140,448,000 for common stock), respectively. During 1995, $124,500,000 would be available for dividend payments by Reliance Insurance Company under Pennsylvania and California law. The Company believes such amount will be sufficient to meet its cash needs.

There is no assurance that Reliance Insurance Company will meet the tests in effect from time to time under Pennsylvania or California law for the payment of dividends without prior Insurance Department approvals or that any requested approvals will be obtained. However, Reliance Insurance Company has been advised by the California Insurance Department that any required prior approval will be based on the financial stability of the Company. Reliance Insurance Company has also been advised by the Pennsylvania Insurance Department that any required prior approval will be based upon a solvency standard and will not be unreasonably withheld. Any significant limitation of Reliance Insurance Company's dividends would adversely effect the Company's ability to service its debt and to pay dividends on its common stock.

10. REINSURANCE

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

Amounts recoverable from reinsurers are estimated in a manner consistent with the liability for unpaid claims and related expenses associated with the reinsurance. Estimated amounts of reinsurance recoverables are reported as assets in the accompanying consolidated balance sheet. As of December 31, 1994 and 1993, reinsurance recoverables include $463,380,000 and $439,337,000 of prepaid reinsurance premiums which represents the portion of property and casualty premiums ceded to reinsurers applicable to unearned premiums.

The reconciliation of property and casualty insurance direct premiums to net premiums is as follows:

YEAR ENDED DECEMBER 31                       1994                        1993                        1992
--------------------------------------------------------------------------------------------------------------------
(In thousands)

                                      Premiums      Premiums      Premiums      Premiums      Premiums      Premiums
                                       Written        Earned       Written        Earned       Written        Earned
                                   -----------   -----------   -----------   -----------   -----------   -----------
Direct...........................  $ 2,654,437   $ 2,630,549   $ 2,587,149   $ 2,531,478   $ 2,480,417   $ 2,350,216
Assumed..........................      330,261       345,398       323,422       304,422       280,530       312,730
Ceded............................   (1,220,408)   (1,198,629)   (1,139,974)   (1,264,361)   (1,219,387)   (1,127,206)
                                   -----------   -----------   -----------   -----------   -----------   -----------
     Net premiums................  $ 1,764,290   $ 1,777,318   $ 1,770,597   $ 1,571,539   $ 1,541,560   $ 1,535,740
                                   -----------   -----------   -----------   -----------   -----------   -----------
                                   -----------   -----------   -----------   -----------   -----------   -----------

The reconciliation of property and casualty insurance gross policy claims and settlement expenses to net policy claims and settlement expenses is as follows:

YEAR ENDED DECEMBER 31                                                              1994          1993          1992
--------------------------------------------------------------------------------------------------------------------
(In thousands)
Gross.....................................................................   $ 2,220,285   $ 2,097,428   $ 2,383,349
Reinsurance recoveries....................................................      (923,192)     (861,834)   (1,093,751)
                                                                             -----------   -----------   -----------
     Net policy claims and settlement expenses............................   $ 1,297,093   $ 1,235,594   $ 1,289,598
                                                                             -----------   -----------   -----------
                                                                             -----------   -----------   -----------

The Company holds substantial amounts of funds and letters of credit as collateral pursuant to recoverables from unauthorized reinsurers. The Company is not aware of any impairment of the creditworthiness of any of its significant reinsurers.

Reliance Insurance's ten largest reinsurers, based on 1994 ceded premiums, are as follows:

-----------------------------------------------------------------------------------------------------------------
(In thousands)
American Re-Insurance Company......................................................................   $   132,778
North American Reinsurance Corp....................................................................        98,756
Lloyd's of London..................................................................................        93,503
Hertz International Reinsurance Ltd................................................................        67,309
Commercial Risk Re-Insurance Co....................................................................        45,822
G.I.O. Insurance Ltd...............................................................................        35,869
TRN Insurance Company..............................................................................        34,692
Employers Reinsurance Corp.........................................................................        34,537
TIG Reinsurance Company............................................................................        29,550
Transatlantic Reinsurance Co.......................................................................        26,725

11. OTHER INSURANCE EXPENSES

YEAR ENDED DECEMBER 31                                                             1994         1993         1992
-----------------------------------------------------------------------------------------------------------------
(In thousands)
Salaries and commissions....................................................   $704,254    $ 684,362    $ 613,743
Taxes, other than income taxes..............................................     34,849       54,049       52,161
Rent........................................................................     54,863       50,852       52,108
Policyholders' dividends....................................................      2,630        6,342        9,827
Other.......................................................................    163,308      159,142      152,035
                                                                               --------    ---------    ---------
                                                                               $959,904    $ 954,747    $ 879,874
                                                                               --------    ---------    ---------
                                                                               --------    ---------    ---------

12. POSTRETIREMENT BENEFIT PLANS

Retirement benefits under the Company's noncontributory trusteed defined benefit pension plans are paid to eligible employees based primarily on years of service and compensation. Plan assets principally consist of corporate and government debt securities and 1,247,400 shares of Reliance Group Holdings, Inc. common stock and 404,797 warrants to purchase shares of Reliance Group Holdings, Inc. common stock.

Pension cost includes the following components:

YEAR ENDED DECEMBER 31                                                             1994         1993         1992
-----------------------------------------------------------------------------------------------------------------
(In thousands)
Service cost--benefits earned during the period.............................   $ 10,255    $   7,882    $   9,528
Interest cost on projected benefit obligation...............................     12,941       12,495       11,596
Actual return on plan assets................................................      8,920      (25,596)     (17,748)
Net amortization and deferral...............................................    (26,252)      10,068        4,194
Effect of plan curtailment..................................................         --       (1,212)        (542)
                                                                               --------    ---------    ---------
                                                                               $  5,864    $   3,637    $   7,028
                                                                               --------    ---------    ---------
                                                                               --------    ---------    ---------

A reconciliation of the funded status of the plans with the accrued pension cost included in accounts payable and accrued expenses is as follows:


                                                                             DECEMBER 31        1994         1993
-----------------------------------------------------------------------------------------------------------------
(In thousands)
Actuarial present value of benefit obligation:
     Vested.............................................................................   $ 118,580    $ 128,639
     Nonvested..........................................................................       6,890        7,182
                                                                                           ---------    ---------
Accumulated benefit obligation..........................................................     125,470      135,821
Effect of anticipated future compensation levels........................................      26,675       40,104
                                                                                           ---------    ---------
Projected benefit obligation............................................................     152,145      175,925
Plan assets at market value.............................................................    (144,347)    (157,836)
                                                                                           ---------    ---------
Projected benefit obligation in excess of plan assets...................................       7,798       18,089
Unrecognized net asset at date of adoption..............................................      10,076       11,696
Unrecognized net loss...................................................................        (919)     (15,303)
                                                                                           ---------    ---------
Accrued pension cost....................................................................   $  16,955    $  14,482
                                                                                           ---------    ---------
                                                                                           ---------    ---------

Contributions under the Company's noncontributory trusteed defined benefit pension plans were $3,391,000, $4,381,000 and $7,914,000 in 1994, 1993 and 1992,
respectively.

The assumptions used to measure the projected benefit obligation at December 31, 1994 and 1993 include a discount rate of 9.0% and 7.5%, respectively. The weighted average rate of compensation increase was 5.9% at December 31, 1994 compared to a fixed rate of compensation increase of 5.0% at December 31, 1993. The expected long-term investment rate of return on plan assets for the years ended December 31, 1994 and 1993 was 10.0%.

Contributions under the Company's defined contribution plans were $5,095,000, $6,353,000 and $5,620,000 in 1994, 1993 and 1992, respectively, and were based on a formula specified in the plan agreements.

The Company offers unfunded postretirement medical and life insurance plans to certain employees of a subsidiary. Postretirement benefit cost includes the following components:

YEAR ENDED DECEMBER 31                                                                           1994        1993
-----------------------------------------------------------------------------------------------------------------
(In thousands)
Service cost-benefits earned during the period............................................   $    226    $    242
Interest cost on accumulated postretirement benefit obligation............................        715         893
Net amortization and deferral.............................................................        790       1,141
                                                                                             --------    --------

                                                                                             $  1,731    $  2,276
                                                                                             --------    --------
                                                                                             --------    --------

The components of the accumulated postretirement benefit obligation are as follows:

                                                                               DECEMBER 31       1994        1993
-----------------------------------------------------------------------------------------------------------------
(In thousands)
Accumulated postretirement benefit obligation:
  Retirees................................................................................   $  5,743    $  7,131
  Other active plan participants..........................................................      3,001       4,693
                                                                                             --------    --------
Accumulated benefit obligation............................................................      8,744      11,824
Unrecognized net gain (loss)..............................................................        853      (1,755)
Unrecognized transition obligation........................................................     (8,630)     (9,406)
                                                                                             --------    --------
Accrued postretirement benefit cost.......................................................   $    967    $    663
                                                                                             --------    --------
                                                                                             --------    --------

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1994 was 15.0% for 1995 decreasing until it reaches 7.0% in 2007, after which it remains constant. A one-percentage-point change in the assumed health care cost trend rate for each year would change the accumulated postretirement benefit obligation as of December 31, 1994 and the 1994 net postretirement health care cost by approximately 4.1% and 2.2%, respectively. The assumed discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1994 and 1993 was 9.0% and 7.5%, respectively.

13. SALE OF SUBSIDIARY

During 1992, Commonwealth Land Title Insurance Company ('Commonwealth') sold its mortgage insurance operations, Commonwealth Mortgage Assurance Company ('CMAC'), through a public offering of common stock of CMAC Investment Corporation ('CMAC Investment'). Commonwealth sold 100% of its CMAC Investment common stock for net proceeds of $118,500,000 resulting in a pretax gain of $8,999,000. Commonwealth continues to own 800,000 shares of $4.125 Redeemable Preferred Stock of CMAC Investment, which were purchased for $40,000,000 in connection with the offering. For the ten months ended October 30, 1992, CMAC had revenues of $65,354,000, income before income taxes of $15,875,000 and net income of $10,649,000.

14. STATUTORY INFORMATION

Statutory net income was as follows:


YEAR ENDED DECEMBER 31                                                              1994        1993        1992
----------------------------------------------------------------------------------------------------------------
(In thousands)
Property and casualty insurance operations...................................   $123,970    $217,353    $100,648
Title insurance operations...................................................     32,421      43,904      22,575

Statutory policyholders' surplus was as follows:

                                                                               DECEMBER 31       1994        1993
-----------------------------------------------------------------------------------------------------------------
(In thousands)
Property and casualty insurance operations (1)............................................   $908,538    $902,290
Title insurance operations................................................................    180,757     176,868

(1) Includes Reliance Insurance's investment in title operations. Also reflects a reduction in statutory loss reserves of $104,100,000 and $96,000,000 at December 31, 1994 and 1993, representing discounts of workers' compensation reserves in excess of GAAP discounts.

15. RELATED PARTY TRANSACTIONS

In 1993, the Company purchased, at fair market value, an office building for $10,500,000 from a wholly-owned subsidiary of Reliance Group Holdings, Inc. In 1992, the Company purchased, at fair market value, a shopping center for $16,600,000 from a partnership in which a wholly-owned subsidiary of Reliance Group Holdings, Inc. was the general partner.

16. DISCONTINUED OPERATIONS

Discontinued operations include the operations of United Pacific Life Insurance Company ('UPL'), an indirect wholly-owned subsidiary of the Company, and the insurance brokerage operations of Frank B. Hall & Co. Inc. ('Hall').

During 1993, the Company sold its life insurance subsidiary, UPL, to General Electric Capital Corporation. In connection with the sale, the Company purchased, from UPL, securities and real estate with a carrying value of $482,000,000. The aggregate consideration was $567,000,000. The sale resulted in a loss of $87,300,000 which was recorded in 1992. For the year ended December 31, 1992, UPL had revenues of $638,770,000, income before income taxes of $86,445,000 and net income of $57,352,000.

During 1992, Hall, the Company's discontinued insurance brokerage operation, completed the sale of substantially all of its operating assets and its insurance brokerage, employee benefits consulting and related services businesses to Aon Corporation ('Aon'). Total consideration received by Hall was $457,000,000, plus the assumption by Aon of certain of Hall's operating liabilities. The Company's gain on the sale of Hall's operating assets was $40,000,000, net of state and federal taxes of $30,000,000. For the six months ended June 30, 1992, Hall had revenues of $241,460,000, income before income taxes of $9,471,000 and net income of $6,753,000. Pursuant to the terms of an Agreement and Plan of Merger, each outstanding share of Hall, other than shares owned by the Company, was converted into the right to receive .625 of a share of Reliance Group Holdings, Inc. common stock. As a result, in 1992, Reliance Group Holdings, Inc. issued 9,232,968 shares of its common stock as merger consideration to certain holders of Hall common stock. The issuance of the Reliance Group Holdings, Inc. common stock was reflected as a $48,011,000 noncash capital contribution in the Company's 1992 financial statements. The Company has also agreed to provide $18,000,000 per year until 2007 of reinsurance brokerage commissions to Aon. In the first quarter of 1994, in connection with the settlement of litigation, Reliance Group Holdings, Inc. issued 305,635 shares of its common stock as additional merger consideration to former shareholders of Hall. The issuance of these shares was reflected as a $1,589,000 noncash capital contribution in the Company's 1994 financial statements.

17. CONTINGENCIES AND COMMITMENTS

CONTINGENCIES

On November 8, 1988, voters in California approved Proposition 103, which requires a rollback of rates for property and casualty insurance policies issued or renewed after November 8, 1988 of 20% from November 1987 levels and freezes rates at such lower levels until November 1989. Proposition 103 also requires that subsequent rate changes be justified to, and approved by, an elected insurance commissioner.

In 1989, the California Department of Insurance directed to United Pacific Insurance Company, one of the Company's California subsidiaries which writes business in California, a notice to reduce its current rates and make refunds to its policyholders by approximately $10,000,000. In January 1991, the regulations which formed the basis of the notice were repealed by the newly elected Insurance Commissioner. Subsequently, there were several administrative hearings on rate rollback and several different sets of regulations were issued. The regulations were subject to ongoing administrative and legal challenges. In February 1993, a Los Angeles Superior Court issued a decision declaring several sections of the regulations invalid and enjoined the enforcement of the regulations. On August 18, 1994, the California Supreme Court issued a decision reversing the Superior Court and upholding the validity of the regulations issued by the Insurance Commissioner. A petition filed with the United States Supreme Court seeking review of the California Supreme Court decision was denied on February 21, 1995. On November 28, 1994, Reliance Insurance Company and several of its affiliates received an order from the outgoing Insurance Commissioner ordering refunds totaling $44,800,000 plus interest of $27,500,000. The Company believes that the refund order is based on incomplete and erroneous data. Furthermore, the Company believes that it did not earn a fair rate of return on its California business during the year at issue, 1989. Consequently, it intends to contest the order vigorously. The Company is entitled to a hearing to present evidence to establish what it believes to be an appropriate rollback or refund amount, if any. In the fourth quarter of 1994, the Company recorded a pre-tax charge of $11,600,000 related to Proposition 103. While this charge reflects the Company's assessment of the impact of potential refunds to policyholders under Proposition 103, the Company nevertheless intends to contest the imposition of any refund on the basis of the matters set forth above. The Company does not believe that it is probable that it will be subject to a refund in an amount which will have a material adverse effect on its consolidated financial statements.

LEGAL PROCEEDINGS

The Company and its subsidiaries are involved in certain litigation arising in the course of their businesses, some of which involve claims of substantial amounts. Although the ultimate outcome of these matters cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, the Company is contesting the allegations of the complaints in each pending action and believes, based on current knowledge and after consultation with counsel, that the resolution of these matters will not have a material adverse effect on the consolidated financial statements of the Company. In addition, the Company is subject to the litigation set forth below.

In March 1987, the Superintendent of Insurance of New York (the 'Superintendent'), as liquidator of Union Indemnity Insurance Company of New York ('Union Indemnity'), formerly a wholly-owned subsidiary of Hall which the Superintendent took possession of in 1985, commenced an action in the Supreme Court of the State of New York seeking damages of not less than $140,000,000 against Hall, various subsidiaries of Hall, Hall's and Union Indemnity's independent auditors and certain individuals who were former officers and directors of Union Indemnity. The Superintendent sought to hold the defendants liable for the insolvency of Union Indemnity alleging, among other claims, that Hall breached fiduciary and other duties owed to Union Indemnity and violated provisions of the New York State Insurance Code, that Union Indemnity did not have a separate operating identity, and that Hall and the Hall subsidiaries named as defendants constituted a single enterprise which was liable for Union Indemnity's obligations to its policyholders and other creditors.

In July 1987, American Centennial Insurance Company, International Fidelity Insurance Company, and Ranger Insurance Company (the 'American Centennial Plaintiffs') commenced an action in the Supreme Court of the State of New York against Hall, two subsidiaries of Hall, and certain individuals who were former officers and directors of Union Indemnity seeking to hold the defendants liable for certain alleged reinsurance obligations of Union Indemnity, certain misrepresentations concerning Union Indemnity's financial position and the breach of certain duties owed to the American Centennial Plaintiffs. The American Centennial Plaintiffs sought damages of at least $54,900,000 and punitive damages against all defendants.

The action brought by the Superintendent was settled by an agreement, dated June 2, 1989, under which Hall, now known as Prometheus Funding Corp. ('Prometheus'), will make an initial payment of $19,000,000 and additional payments aggregating

$29,000,000 over a ten-year period without interest as follows: $1,500,000 each in years one and two; $2,000,000 each in years three and four; $5,000,000 in year five; $4,500,000 each in years six and seven; $4,000,000 in year eight; and $2,000,000 each in years nine and ten. The settlement agreement provides for the entry of an order by the court barring other claims against Hall relating to Union Indemnity, including the claims by the American Centennial Plaintiffs described above. The settlement agreement was submitted to the court for approval in October 1989 and objections were filed by various parties. In March 1994, the Superintendent informed Prometheus that he did not intend to pursue court approval of the settlement until the resolution of appellate proceedings in a pending litigation between the Superintendent and certain of Union Indemnity's reinsurers. Prometheus has advised the Superintendent that this position is in breach of the settlement agreement's requirement that the parties diligently make every effort to obtain court approval of the settlement, and Prometheus has reserved all of its rights with respect thereto. There is no assurance that such approval will be obtained. The settlement agreement will not become effective until final approval by the court. Prometheus has recorded a reserve of $36,000,000 representing the initial payment of $19,000,000 and the present value of the additional remaining annual payments over a ten-year period. In 1994, Prometheus received $600,000 in insurance proceeds and, in prior years, had received an aggregate of $19,400,000 in insurance proceeds in connection with this matter from its insurance carrier.

Thirty-one employers doing business in Texas have brought two actions in the District Court of Dallas County, Texas, against, among others, approximately 200 individual insurance companies, including Reliance Insurance Company and several of its subsidiaries. The plaintiffs in the actions, which were commenced against the Reliance parties in April 1992 and February 1995 respectively (and the second of which has been stayed in light of the pendency of the first), assert that they were overcharged for workers' compensation insurance and multiple line retrospectively rated casualty insurance between 1987 and 1992. In August 1994, the plaintiffs in the first action moved for certification of a purported plaintiff class consisting of all employers who purchased Texas workers' compensation insurance from the insurance company defendants during the years in question. Plaintiffs seek monetary damages, with interest and attorneys' fees, against all defendants jointly and severally, together with a release of all purported class members from liability for payment of unlawful premiums, and injunctive relief. The Company has filed answers denying the allegations and is contesting the actions vigorously. The Company does not believe that it is probable that its liability, if any, in excess of what the Company has provided for in respect of this matter, will have a material adverse effect on its consolidated financial statements.

COMMITMENTS

A subsidiary of the Company, Saul P. Steinberg and other executives of the Company are partners in a partnership which owns certain real estate properties. As of December 31, 1994, the Company guaranteed $38,000,000 of the partnership's outstanding debt which matures on December 29, 1996. At December 31, 1994, the partnership's total outstanding debt was $171,902,000. The Company receives a fee of .5% per annum on the average outstanding debt covered by the guarantee. In addition, the Company will receive 48% of any cumulative net profit (as defined) realized from the activities of the partnership.

LEASE COMMITMENTS

The Company and its subsidiaries lease certain office facilities and equipment under lease agreements that expire at various dates through 2011. Rent expense for the years ended December 31, 1994, 1993 and 1992 was $92,400,000, $92,000,000 and $90,700,000 respectively.

At December 31, 1994, future net minimum rental payments required under noncancelable leases were as follows:

-----------------------------------------------------------------------------------------------------------------
(In thousands)
1995..................................................................................................   $ 63,408
1996..................................................................................................     52,756
1997..................................................................................................     40,947
1998..................................................................................................     25,340
1999..................................................................................................     20,443
2000 and thereafter...................................................................................     22,584
                                                                                                         --------
                                                                                                         $225,478
                                                                                                         --------
                                                                                                         --------

18. BUSINESS SEGMENT INFORMATION

YEAR ENDED DECEMBER 31                                                           1994          1993          1992
-----------------------------------------------------------------------------------------------------------------
(In thousands)
REVENUES:
Property and casualty insurance
     Premiums earned....................................................   $1,777,318    $1,571,539    $1,535,740
     Net investment income..............................................      232,299       226,517       199,556
     Gain on sales of investments.......................................        8,702       153,410        47,053
                                                                           ----------    ----------    ----------
                                                                            2,018,319     1,951,466     1,782,349
                                                                           ----------    ----------    ----------
Title and mortgage insurance
     Premiums earned....................................................      856,774       893,364       826,493
     Net investment income..............................................       26,613        24,282        26,224
     Gain on sales of investments.......................................          516         4,786         3,083
     Gain on sale of subsidiary.........................................           --            --         8,999
                                                                           ----------    ----------    ----------
                                                                              883,903       922,432       864,799
                                                                           ----------    ----------    ----------

Other...................................................................      156,473       135,293       129,345
                                                                           ----------    ----------    ----------
                                                                           $3,058,695    $3,009,191    $2,776,493
                                                                           ----------    ----------    ----------
                                                                           ----------    ----------    ----------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES, MINORITY
  INTERESTS AND EQUITY IN INVESTEE COMPANY:
Property and casualty insurance
     Underwriting.......................................................   $  (97,343)   $ (175,565)   $ (219,286)
     Net investment income..............................................      232,299       226,517       199,556
     Gain on sales of investments.......................................        8,702       153,410        47,053
                                                                           ----------    ----------    ----------
                                                                              143,658       204,362        27,323
                                                                           ----------    ----------    ----------
Title and mortgage insurance............................................       31,326        59,966        59,113
                                                                           ----------    ----------    ----------
Other...................................................................        4,815         4,731         5,042
                                                                           ----------    ----------    ----------
                                                                           $  179,799    $  269,059    $   91,478
                                                                           ----------    ----------    ----------
                                                                           ----------    ----------    ----------
IDENTIFIABLE ASSETS AT YEAR-END:
Property and casualty insurance.........................................   $8,541,019    $7,959,886    $7,439,394
Title insurance.........................................................      550,160       547,707       471,226
Other...................................................................      246,586       270,319       311,543
                                                                           ----------    ----------    ----------
                                                                           $9,337,765    $8,777,912    $8,222,163
                                                                           ----------    ----------    ----------
                                                                           ----------    ----------    ----------

Income from continuing operations before income taxes, minority interests and equity in investee company relating to property and casualty insurance underwriting has been reduced by policyholders' dividends and other income and expense. Income from continuing operations before income taxes, minority interests and equity in investee company by segment is before allocation of corporate interest expense.

Identifiable assets by industry segment are those assets which are used in the Company's operations in each segment.

19. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                                    1994 Quarter
----------------------------------------------------------------------------------------------------------------
                                                                       First      Second       Third      Fourth
----------------------------------------------------------------------------------------------------------------
(In thousands)
REVENUES:
Premiums earned..................................................   $685,885    $734,588    $623,547    $590,072

Net investment income............................................     62,650      64,603      65,362      66,297
Gain on sales of investments.....................................      3,637       1,672       3,403         506
Interest income from parent company..............................      2,918       3,046       3,551       5,349
Other............................................................     31,475      37,109      36,847      36,178
                                                                    --------    --------    --------    --------
                                                                    $786,565    $841,018    $732,710    $698,402
                                                                    --------    --------    --------    --------
                                                                    --------    --------    --------    --------

NET INCOME.......................................................   $ 17,662    $ 41,355    $ 43,194    $ 36,327
                                                                    --------    --------    --------    --------
                                                                    --------    --------    --------    --------

                                                                                                    1993 Quarter
----------------------------------------------------------------------------------------------------------------
                                                                       First      Second       Third      Fourth
----------------------------------------------------------------------------------------------------------------
(In thousands)
Revenues:
Premiums earned..................................................   $550,028    $634,405    $612,768    $667,702
Net investment income............................................     65,334      63,922      61,056      60,487
Gain on sales of investments.....................................     35,582      35,049      42,221      45,344
Interest income from parent company..............................      5,044       5,029       5,063       3,355
Other............................................................     27,120      29,699      29,704      30,279
                                                                    --------    --------    --------    --------
                                                                    $683,108    $768,104    $750,812    $807,167
                                                                    --------    --------    --------    --------
                                                                    --------    --------    --------    --------

Income from continuing operations................................   $ 37,062    $ 51,151    $ 62,647    $ 34,489
Extraordinary item--early extinguishment of debt.................         --          --          --      (3,666)
Cumulative effect of change in accounting for
  income taxes...................................................     24,335          --          --          --
                                                                    --------    --------    --------    --------
Net income.......................................................   $ 61,397    $ 51,151    $ 62,647    $ 30,823
                                                                    --------    --------    --------    --------
                                                                    --------    --------    --------    --------

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

Board of Directors and Shareholder
Reliance Financial Services Corporation
New York, New York


We have audited the accompanying consolidated balance sheets of Reliance Financial Services Corporation (a subsidiary of Reliance Group Holdings, Inc.) and subsidiaries as of December 31, 1994 and 1993, and the related statements of income, changes in shareholder's equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Reliance Financial Services Corporation and subsidiaries at December 31, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in note 6 to the consolidated financial statements, in 1993 the Company adopted Statement of Financial Accounting Standards No. 109 and, accordingly, changed its method of accounting for income taxes.

/s/ Deloitte & Touche LLP
New York, New York
February 22, 1995

RELIANCE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES
FINANCIAL REVIEW
--------------------------------------------------------------------------------

OVERVIEW

The Company had income from continuing operations, before gain on sales of investments, of $132.5 million in 1994, which included improved underwriting results in property and casualty insurance operations, compared to $82.5 million in 1993 and $32.1 million in 1992. After-tax gain on sales of investments were $6.0 million in 1994 compared to $102.8 million in 1993 and $40.6 million in 1992.

Net income was $138.5 million in 1994 compared to $206.0 million in 1993, which included income of $24.3 million representing the cumulative effect of adopting Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes'. Net income in 1992, which included results pertaining to discontinued operations, was $89.5 million.


PROPERTY AND CASUALTY INSURANCE OPERATIONS

The property and casualty insurance operations reported pretax income, before gain on sales of investments, of $135.0 million in 1994 compared to $51.0 million in 1993 and a loss of $19.7 million in 1992. Gain on sales of investments were $8.7 million in 1994 compared to $153.4 million in 1993 and $47.1 million in 1992.

The property and casualty insurance operations had strong underwriting results in 1994, including continued underwriting profits in workers' compensation and surety lines, as well as improved underwriting results in personal lines, commercial automobile and involuntary insurance facilities. Underwriting losses were $97.3 million in 1994 compared to $175.6 million in 1993 and $219.3 million in 1992. Underwriting results continue to be adversely affected by catastrophe losses. Catastrophe losses were $50.1 million in 1994 ($134.0 million before reinsurance) which included $44.9 million arising from the January 1994 California earthquake, compared to $39.3 million in 1993 ($88.5 million before reinsurance) and $61.1 million in 1992 ($119.2 million before reinsurance), which included $45.6 million arising from Hurricane Andrew. The combined ratios (calculated on a GAAP basis), after policyholders' dividends were 104.4%, 110.8% and 114.1% for 1994, 1993 and 1992, respectively.

Net premiums written and premiums earned for each line of property and casualty insurance were as follows:

----------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                        1994                      1993                      1992
----------------------------------------------------------------------------------------------------------------
                                            Net          Net          Net          Net          Net          Net
                                       Premiums     Premiums     Premiums     Premiums     Premiums     Premiums
(In thousands)                          Written       Earned      Written       Earned      Written       Earned
                                     ----------   ----------   ----------   ----------   ----------   ----------
General Liability..................  $  423,377   $  427,864   $  369,895   $  337,151   $  349,777   $  325,963
Workers' Compensation..............     312,808      323,891      377,592      360,613      418,685      427,337
Automobile.........................     244,000      251,038      260,180      225,910      261,520      250,246
Multiple Peril.....................     180,074      170,230      187,438      147,158      126,070      126,263
Reinsurance........................     125,597      132,694      123,742      124,150      108,095      155,402
Surety.............................     117,989      108,833      106,664       97,414       94,316       93,246
Involuntary........................     113,483      115,963      113,498      112,700      109,583       98,038
Ocean and Inland Marine............     103,865       95,103      105,254       82,451       49,658       47,364
Other..............................     143,097      151,702      126,334       83,992       23,856       11,881
                                     ----------   ----------   ----------   ----------   ----------   ----------
                                     $1,764,290   $1,777,318   $1,770,597   $1,571,539   $1,541,560   $1,535,740
                                     ----------   ----------   ----------   ----------   ----------   ----------
                                     ----------   ----------   ----------   ----------   ----------   ----------

The decline in net premiums written in 1994, when compared to 1993, is primarily attributable to lower writings in workers' compensation reflecting an increase in return premiums on retrospectively rated policies due to improved loss experience and the trend toward high deductible non-retrospectively rated insurance, which results in lower premiums and lower losses. In addition, workers' compensation net premiums written in 1994 were reduced as a result of certain litigation claims in Texas. See note 17 to the consolidated financial statements. This decline was substantially offset by growth in general liability, surety and other lines. The increase in other lines net premiums written during 1994 reflects continued growth in accident and health premiums, partially offset by a decline in personal lines premiums. The increase in net premiums earned in 1994, when compared to 1993, is due to the non-renewal of certain quota share reinsurance treaties. These treaties reduced 1993 net premiums earned by $209.2 million. The increase in net written premiums in 1993, when compared to 1992, reflects higher net retentions in multiple peril, general liability and inland marine lines of business, as well as growth in reinsurance, surety and accident and health premiums.

Despite higher catastrophe losses, particularly in reinsurance, underwriting results in 1994 improved, when compared to 1993, reflecting lower underwriting losses in commercial automobile and multiple peril lines of business, as well as lower losses from involuntary insurance facilities. Underwriting losses from involuntary insurance facilities were $338,000 in 1994 compared to $37.9 million in 1993 and $46.7 million in 1992. The improvement in 1994 underwriting results also reflects lower losses in personal lines, as the Company continues to exit this business, and an increase in underwriting profits in the surety line of business. Underwriting profits in surety lines grew to $27.5 million in 1994 compared to $18.4 million in 1993 and $17.4 million in 1992. The 1994 underwriting results include a charge of $11.6 million reflecting the Company's assessment of the impact of California Proposition 103. See note 17 to the consolidated financial statements. The improvement in underwriting results in 1993, when compared to 1992, reflects a lower level of catastrophe losses as well as improved underwriting results in workers' compensation.

The property and casualty insurance operations assume and cede reinsurance in the normal course of business. See note 10 to the consolidated financial statements.

Policy claims and settlement expenses includes a provision for insured events of prior years of $22.4 million in 1994 compared to $40.2 million in 1993 and $31.5 million in 1992. The 1994 provision includes $17.0 million of adverse development related to prior year asbestos-related and environmental pollution claims. Development of asbestos-related and environmental pollution claims primarily effects general liability and multiple peril lines of business. The 1994 provision also includes $14.7 million of adverse development from other general liability lines. This development was partially offset by $13.3 million of favorable development in workers' compensation. The 1993 provision included $21.1 million of adverse development from workers' compensation reinsurance pools and $35.2 million of adverse development related to prior year asbestos-related and environmental pollution claims. This development was partially offset by favorable development in other lines of business, including other general liability lines. The 1992 provision included $55.6 million of adverse development from workers' compensation and automobile reinsurance pools. This development was partially offset by favorable development of $11.9 million from two general liability claims and favorable development of $10.7 million related to unallocated loss adjustment expenses.

The Company records involuntary assessments when such assessments are billed by the respective state insurance facilities. These assessments are subject to large variations in timing and amount and, accordingly, the Company cannot reasonably estimate a minimum amount of liability prior to billing. While the amount of any involuntary assessments cannot be predicted with certainty, the Company believes that future assessments will not have a material effect on its liquidity or capital resources.

The liability for property and casualty insurance loss reserves at December 31, 1994 was $5.58 billion compared to $5.05 billion at December 31, 1993. This liability is based on an evaluation of reported claims in addition to statistical projections of claims incurred but not reported and loss adjustment expenses. Estimates of salvage and subrogation are deducted from the liability. Reinsurance recoverables of $2.45 billion and $2.12 billion at December 31, 1994 and 1993, respectively, are included in the liability in accordance with Statement of Financial Accounting Standards No. 113, 'Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts'.

The establishment of loss reserves requires an estimate of the ultimate liability based primarily on past experience. The Company applies a variety of generally accepted actuarial techniques to determine the estimates of ultimate liability. The techniques recognize, among other factors, the Company's and industry's experience with similar business, historical trends in reserving patterns and loss payments, pending level of unpaid claims, cost of claim settlements, product mix, the economic environment in which property and casualty companies operate and the trend toward increasing claims and awards. Estimates are continually reviewed and adjustments of the probable ultimate liability based on subsequent developments and new data are included in operating results for the periods in which they are made. In general, reserves are initially established based upon the actuarial and underwriting data utilized to set pricing levels and are reviewed as additional information, including claims experience, becomes available. The Company regularly analyzes its reserves and reviews its pricing and reserving methodologies so that future adjustments to prior year reserves can be minimized. However, given the complexity of this process, reserves will require continual updates and the ultimate liability may be more or less than such estimates indicate. Over the past five years, the Company has increased its premium writings in long tail lines of business. Estimation of loss reserves for these lines of business is more difficult than for short tail lines because claims may not become apparent for a number of years, and a relatively higher proportion of ultimate losses are considered incurred but not reported. As a result, variation in loss development is more likely in these lines of business. The Company attempts to reduce these variations in certain of its long tail lines, primarily directors and officers liability, professional liability and general liability, by writing policies on a claims-made basis which mitigates the long tail nature of the risks. The Company also limits the loss from a single event through the use of reinsurance.

Included in the liability for loss reserves at December 31, 1994 are $182.2 million ($130.1 million net of recoverables from reinsurers) of loss reserves pertaining to asbestos-related and environmental pollution claims. Included in these reserves are reserves for claims incurred but not reported and reserves for loss expenses, which include litigation expenses. The Company continues to receive claims asserting injuries from hazardous materials and alleged damages to cover various clean-up costs. Coverage and claim settlement issues, related to policies written in prior years, such as the determination that coverage exists and the definition of an occurrence, may cause the actual loss development to exhibit more variation than the remainder of the Company's book of business. The Company's net paid losses and related expenses for asbestos-related and environmental pollution claims have not been material in relation to the Company's total net paid losses and related expenses. Net paid losses and related expenses (primarily legal fees and expenses) relating to these claims were $20.2 million (including $7.9 million of related expenses), $24.8 million (including $8.1 million of related expenses) and $16.1 million (including $6.2 million of related expenses) for the years ended December 31, 1994, 1993 and 1992, respectively. Total payments for all property and casualty insurance policy claims and related expenses were $1.1 billion, $1.0 billion and $961.1 million for the years ended December 31, 1994, 1993 and 1992, respectively. The following table presents information related to the number of insureds with asbestos-related and environmental pollution claims outstanding:

YEAR ENDED DECEMBER 31                                                                               1994    1993
------------------------------------------------------------------------------------------------------------------
Number of insureds with outstanding claims, beginning of year......................................    661     807
Additional insureds with claims during the year....................................................    307     369
Insureds with closed or settled claims during the year.............................................   (302)   (515)
                                                                                                     -----   -----
Number of insureds with outstanding claims, end of year............................................    666     661
                                                                                                     -----   -----
                                                                                                     -----   -----

The average net paid loss for asbestos-related and environmental pollution claims was $34,200 and $28,200 for the years 1994 and 1993, respectively. As of December 31, 1994, the Company was involved in approximately 45 coverage disputes (where a motion for declaratory judgement had been filed, the resolution of which will require a judicial interpretation of an insurance policy) related to asbestos or environmental pollution claims. The Company is not aware of any pending litigation or pending claim which will result in significant contingent liabilities in these areas. The Company believes it has made reasonable provisions for these claims, although the ultimate liability may be more or less than such reserves. The Company believes that future losses associated with these claims will not have a material adverse effect on its financial position, although there is no assurance that such losses will not materially effect the Company's results of operations for any period.

PROPERTY AND CASUALTY INSURANCE INVESTMENT RESULTS

Net investment income of the property and casualty insurance operations increased to $232.3 million in 1994 from $226.5 million in 1993 and $199.6 million in 1992. These increases resulted from growth in the size of the fixed maturity investment portfolio.

Gain on sales of investments were $8.7 million in 1994 compared to $153.4 million in 1993, which primarily resulted from sales of equity securities, and $47.1 million in 1992.

TITLE INSURANCE OPERATIONS

The title insurance operations reported pretax income, before gain on sales of investments, of $30.8 million in 1994, $55.2 million in 1993 and $47.0 million in 1992.

Premiums and fees were $856.8 million in 1994 compared to $893.4 million in 1993 and $826.5 million in 1992. Included in the 1992 premiums and fees were $56.0 million from the Company's mortgage insurance unit ('CMAC'), which was sold through a public offering in the fourth quarter of 1992. The decline in premiums and fees in 1994 resulted from a decline in direct title insurance premiums due to lower levels of residential refinancing activity. Refinancing activity has declined steadily since March 1994 when mortgage interest rates began to rise. This decline in direct title insurance premiums was partially offset by an increase in agency premiums resulting from the strong market conditions that existed in the fourth quarter of 1993 and the first quarter of 1994 and the typical reporting lag of 60-90 days for agency premiums. The Company does not anticipate an increase in residential activity during 1995. Partially offsetting the decline in 1994 premiums and fees from residential transactions was an increase in commercial real estate activity where operating margins are generally higher. The increase in premiums and fees in 1993, when compared to 1992, reflected increased residential refinancing activity and, to a lesser extent, increased residential resale activity and an acquisition completed in late 1992.

Agency commissions represent the portion of premiums retained by agents pursuant to the terms of their agency contracts and are the title insurance operations' single largest expense. Agency commissions were $432.0 million in 1994 compared to $418.4 million in 1993 and $382.1 million in 1992. Agency commissions as a percentage of agency premiums declined in 1994 and 1993. These declines reflect a lower portion of agency business in the Western states where agent commissions are generally higher. Other expenses of the title insurance operations include personnel costs relating to marketing activities, title searches, information gathering on specific properties and preparation of insurance policies, as well as costs associated with the maintenance of title plants. Other expenses were $344.7 million in 1994 compared to $362.3 million in 1993 and $323.0 million in 1992. Included in the 1992 other expenses were $17.1 million from CMAC. The decline in other expenses in 1994, when compared to 1993, reflects various cost control programs, including staff reductions, undertaken by the Company. The expense ratio of the title insurance operations (which includes agency commissions) was 90.2% in 1994 compared to 87.3% in 1993 and 89.2% in 1992. The increase in the 1994 expense ratio resulted from the decline in premiums. The provision for claim losses was $75.9 million in 1994 compared to $81.8 million in 1993 and $100.6 million in 1992, which included $32.4 million from CMAC.

INVESTMENT PORTFOLIO


At December 31, 1994 , the Company's investment portfolio aggregated $3.82 billion (at cost), of which 12.6% was invested in equity securities. The Company seeks to maintain a diversified and balanced fixed maturity portfolio representing a broad spectrum of industries and types of securities. At December 31, 1994, no one issuer comprised more than 2.5% of the fixed maturity and short-term investment portfolio. Furthermore, the Company holds virtually no investments in commercial real estate mortgages in its investment portfolio. Purchases of fixed maturity securities are researched individually based on in-depth analysis and objective predetermined investment criteria and the portfolio is managed to achieve a proper balance of safety, liquidity and investment yields.

The Company's fixed maturity portfolio consists of investment grade securities (those rated 'BBB' or better by Standard & Poor's) and, to a lesser extent, non-investment grade and non-rated securities. The risk of default is generally considered to be greater for non-investment grade securities, when compared to investment grade securities, since these issues may be more susceptible to severe economic downturns. At December 31, 1994, the carrying values of non-investment grade securities and securities not rated by Standard & Poor's were $350.2 million (11% of the fixed income portfolio) and $145.1 million (4% of the fixed income portfolio), respectively. Substantially all of the Company's non-investment grade and non-rated securities are classified as available for sale and, accordingly, are carried at market value.

Due to the rise in interest rates during 1994, the market value of the Company's fixed maturity investments designated available for sale has declined. At December 31, 1994, the unrealized loss on fixed maturities available for sale was $106.6 million compared to an unrealized gain of $87.1 million at December 31, 1993. This decline in market value was the principal reason the Company's shareholder's equity has decreased to $1.06 billion at December 31, 1994 from $1.18 billion at December 31, 1993.

At December 31, 1994, approximately 32% of the Company's fixed maturity and short-term investment portfolio was comprised of securities issued by utilities, the vast majority of which are rated investment grade and are first mortgage or senior secured bonds. The utility portfolio is widely diversified among various geographic regions in the United States and is not dependent on the economic stability of any one particular region. No other industry group comprises more than 10% of the fixed maturity and short-term investment portfolio.

OTHER OPERATIONS

The Company's consulting and technical services operations provide services in the information technology and energy and environmental fields. Revenues for these operations were $141.6 million in 1994, $116.8 million in 1993 and $109.1 million in 1992. The increase in revenues during 1994 resulted from growth in the information technology business. Operating expenses incurred by these operations were $134.7 million in 1994, $111.7 million in 1993 and $104.6 million in 1992. Revenues and expenses of these operations are included in other revenues and other expenses in the accompanying statement of income.

At December 31, 1994, the Company's real estate holdings had a carrying value of

$289.5 million, which includes 11 shopping centers with an aggregate carrying value of $138.0 million, office buildings and other commercial properties, with an aggregate carrying value of $90.7 million, and undeveloped land with a carrying value of $60.8 million.

INCOME TAXES

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes' ('FAS 109'). The cumulative effect of adopting FAS 109 was to increase 1993 net income by $24.3 million. See note 6 to the consolidated financial statements.

OTHER MATTERS

The National Association of Insurance Commissioners has adopted a risk-based capital requirement for the property and casualty insurance industry, effective in 1995, based on 1994 annual statutory financial statements. Risk-based capital refers to the determination of the amount of statutory capital required for an insurer based on the risks assumed by the insurer (including, for example, investment risks, credit risks relating to reinsurance recoverables and underwriting risks) rather than just the amount of net premiums written by the insurer. A formula that applies prescribed factors to the various risk elements in an insurer's business is used to determine the minimum statutory capital requirement for the insurer. An insurer having less statutory capital than the formula calculates would be subject to varying degrees of regulatory intervention, depending on the level of capital inadequacy. The Company's statutory capital is in excess of the minimum required risk-based capital. Management cannot predict the ultimate impact of risk-based capital requirements on the Company's competitive position.

Maintaining appropriate levels of statutory surplus is considered important by the Company's management, state insurance regulatory authorities and the agencies that rate insurers' claims-paying abilities and financial strength. Failure to maintain certain levels of statutory capital and surplus could result in increased scrutiny or, in some cases, action taken by state regulatory authorities and/or downgrades in an insurer's ratings.

--------------------------------------------------------------------------------

MARKET AND DIVIDEND INFORMATION FOR COMMON STOCK

Reliance Group Holdings, Inc. owns 100% of the common stock of the Company. Dividends on common stock, which are subject to agreements governing the Company's Credit Facility and senior reset notes, were $110.0 million in 1994 and $200.0 million in 1993.

RELIANCE FINANCIAL SERVICES CORPORATION


--------------------------------------------------------------------------------

DIRECTORS

GEORGE R. BAKER(2)
Corporate Director/Advisor

GEORGE E. BELLO(3)
Executive Vice President
and Controller
Reliance Group Holdings, Inc.

CARTER BURDEN
Managing General Partner
Willam A.M. Burden & Co.

DENNIS A. BUSTI
President and
Chief Executive Officer
Reliance National Insurance Company

DEAN W. CASE
Vice Chairman of the Board
Reliance Insurance Company

LOWELL C. FREIBERG(3)
Senior Vice President and
Chief Financial Officer
Reliance Group Holdings, Inc.

DR. THOMAS P. GERRITY(2)
Dean of the Wharton School
University of Pennsylvania

JEWELL JACKSON MCCABE(3)
President
Jewell Jackson McCabe Associates

IRVING SCHNEIDER(2)
Executive Vice President
Helmsley-Spear, Inc.

BERNARD L. SCHWARTZ(1)
Chairman of the Board,
President and
Chief Executive Officer
Loral Corporation

RICHARD E. SNYDER(3)
Corporate Director/Advisor

THOMAS J. STANTON, JR.(2)
Chairman Emeritus
National Westminster Bank NJ


ROBERT M. STEINBERG(1)
President and
Chief Operating Officer
Reliance Group Holdings, Inc.

SAUL P. STEINBERG(1)
Chairman of the Board and
Chief Executive Officer
Reliance Group Holdings, Inc.

JAMES E. YACOBUCCI
Senior Vice President
Investments
Reliance Group Holdings, Inc.

(1) Executive Committee Member
(2) Audit Committee Member
(3) Finance Committee Member

RELIANCE FINANCIAL SERVICES CORPORATION

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


PHILIP S. SHERMAN
Senior Vice President and
Group Controller

BRUCE L. SOKOLOFF
Senior Vice President
Administration

HOWARD E. STEINBERG
Senior Vice President,
General Counsel and
Corporate Secretary

JAMES E. YACOBUCCI
Senior Vice President
Investments

ALBERT A. BENCHIMOL
Vice President and
Treasurer

THOMAS G. BUTLER
Vice President
Taxes

ANDREW B. DONNELLAN, JR.
Vice President and
Chief Litigation Counsel

DAVID F. NOYES
Vice President and
Chief Credit Officer

JOEL H. ROTHWAX
Vice President
Human Resources

THOMAS J. SANDERS
Vice President and
Assistant Controller

THOMAS L. WRIGHT
Vice President and
Assistant Treasurer

PAUL W. ZELLER
Vice President,
Deputy General Counsel
and Assistant Secretary

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

ROBERT C. OLSMAN
President and
Chief Operating Officer
Reliance Insurance Company

GEORGE H. ROBERTS
President
Reliance Reinsurance Corp.

Title Insurance

HERBERT WENDER
Chairman and Chief
Executive Officer
Commonwealth Land Title
Insurance Company

Reliance Consulting Group

FRED M. SCHREIVER
Chairman and
President
RCG International, Inc.

RELIANCE FINANCIAL SERVICES CORPORATION

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

INDEPENDENT AUDITORS

Deloitte & Touche LLP
New York, NY

LISTED SECURITIES

Unless otherwise indicated, securities are listed on the New York Stock Exchange

RELIANCE FINANCIAL SERVICES CORPORATION

9.48% Senior Reset Notes, due 2000
10.36% Senior Reset Notes, due 2000

RELIANCE INSURANCE COMPANY


$2.68 Series A Cumulative Preferred Stock
(Philadelphia Stock Exchange)

                       This page intentionally left blank