Form 10-K405, Exhibit 13
period 1995-12-31
RELIANCE FINANCIAL SERVICES CORP
filed 1996-03-28
CIK 83047

CONTENTS
Financial Statements                  1
Independent Auditors' Report         25
Financial Review                     26
Market and Dividend Information      31
Directors                            32
Officers                             33
Corporate Data                       34

A copy of the Company's Annual Report on Form 10-K to the Securities and Exchange Commission will be furnished to any security holder upon written request to: Corporate Communications, Reliance Group Holdings, Inc., 55 East 52nd Street, New York, N.Y. 10055.

                     [This page intentionally left blank]

RELIANCE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31                         1995         1994         1993
-----------------------------------------------------------------------------
(In thousands)
REVENUES:
Premiums earned.......................   $2,446,538   $2,634,092   $2,464,903
Net investment income.................      275,289      258,912      250,799
Gain on sales of investments..........       29,110        9,218      158,196
Interest income from parent company...       20,408       14,864       18,491
Other.................................      150,751      141,609      116,802
                                         ----------   ----------   ----------
                                          2,922,096    3,058,695    3,009,191
                                         ----------   ----------   ----------
CLAIMS AND EXPENSES:
Policy claims and settlement
  expenses............................    1,260,445    1,372,960    1,317,397
Policy acquisition costs..............      411,979      387,924      327,437
Interest..............................       20,904       20,231       21,365
Other insurance expenses..............      826,163      959,904      954,747
Other.................................      146,373      137,877      119,186
                                         ----------   ----------   ----------
                                          2,665,864    2,878,896    2,740,132
                                         ----------   ----------   ----------
INCOME BEFORE INCOME TAXES, MINORITY
  INTERESTS AND EQUITY IN INVESTEE
  COMPANY.............................      256,232      179,799      269,059
Provision for income taxes............      (82,900)     (47,982)     (92,994)
Minority interests....................         (849)      (2,757)      (3,157)
Equity in investee company............        7,792        9,478       12,441
                                         ----------   ----------   ----------
INCOME FROM CONTINUING OPERATIONS.....      180,275      138,538      185,349
Loss on disposal of discontinued
  operations of investee company......       (4,497)          --           --
                                         ----------   ----------   ----------
INCOME BEFORE EXTRAORDINARY ITEM AND
  CUMULATIVE EFFECT OF ACCOUNTING
  CHANGE..............................      175,778      138,538      185,349
Extraordinary item--early
  extinguishment of debt..............       (3,363)          --       (3,666)
Cumulative effect of change in
  accounting for income taxes.........           --           --       24,335
                                         ----------   ----------   ----------
NET INCOME............................   $  172,415   $  138,538   $  206,018
                                         ----------   ----------   ----------
                                         ----------   ----------   ----------


See notes to consolidated financial statements

RELIANCE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

ASSETS                       DECEMBER 31         1995         1994
------------------------------------------------------------------
(Dollars in thousands, except per-share amount)
Marketable securities:
     Fixed maturities held for
      investment--at amortized cost
      (quoted market $791,459 and
      $1,053,551).......................   $  753,563   $1,166,020
     Fixed maturities available for
      sale--at quoted market (amortized
      cost $2,299,510 and $1,945,919)...    2,371,995    1,839,312
     Equity securities--at quoted market
      (cost $408,054 and $482,529)......      672,668      564,636
     Short-term investments.............      500,284      229,906
Cash....................................       50,848       46,814
Premiums receivable.....................    1,075,226    1,079,393
Other accounts and notes receivable.....      130,555      176,119
Reinsurance recoverables................    3,163,073    2,937,533
Federal and foreign income taxes,
  including deferred taxes..............        9,784      161,013
Notes receivable from parent company....      184,108      187,065
Investments in real estate--at cost,
  less accumulated depreciation.........      278,510      289,465
Investment in investee company..........      156,404      147,513
Deferred policy acquisition costs.......      194,648      181,938
Other assets............................      354,254      331,038
                                           ----------   ----------
                                           $9,895,920   $9,337,765
                                           ----------   ----------
                                           ----------   ----------

LIABILITIES AND SHAREHOLDER'S EQUITY
------------------------------------------------------------------
Unearned premiums.......................   $1,299,465   $1,288,454
Unpaid claims and related expenses......    6,100,129    5,809,546
Accounts payable and accrued expenses...      586,902      650,374
Reinsurance ceded premiums payable......      325,246      291,844
Senior reset notes......................       40,318       80,596
Term loans and short-term debt..........      176,101      129,355
Minority interests--redeemable preferred
  stock of a subsidiary.................           --       23,517
                                           ----------   ----------
                                            8,528,161    8,273,686
                                           ----------   ----------
Contingencies and commitments

Shareholder's equity:
     Common stock, par value $.10
      per-share, 1,000 shares
      authorized, issued and
      outstanding.......................           --           --
     Additional paid-in capital.........      678,349      678,502
     Retained earnings..................      496,839      434,676
     Net unrealized gain (loss) on
      investments.......................      219,356      (27,881)
     Net unrealized loss on foreign
      currency translation..............      (26,785)     (21,218)
                                           ----------   ----------
                                            1,367,759    1,064,079
                                           ----------   ----------
                                           $9,895,920   $9,337,765
                                           ----------   ----------
                                           ----------   ----------

See notes to consolidated financial statements

RELIANCE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

------------------------------------------------------------------------------------------------------------------------------
(In thousands)
                                                                                                           NET
                                                                                                    UNREALIZED
                                                                                             NET       LOSS ON
                                                        ADDITIONAL                    UNREALIZED       FOREIGN
                                               COMMON      PAID-IN    RETAINED    GAIN (LOSS) ON      CURRENCY   SHAREHOLDER'S
                                                STOCK      CAPITAL    EARNINGS       INVESTMENTS   TRANSLATION          EQUITY
                                               ------   ----------   ---------    --------------   -----------   -------------
Balance, January 1, 1993.....................   $ --     $ 676,696   $ 400,120      $   86,021      $ (12,326)    $  1,150,511
Transactions of investee company.............     --           814          --           1,244             --            2,058
Net income...................................     --            --     206,018              --             --          206,018
Dividends....................................     --            --    (200,000)             --             --         (200,000)
Appreciation after deferred income taxes.....     --            --          --          27,758             --           27,758
Foreign currency translation.................     --            --          --              --         (3,405)          (3,405)
                                               ------   ----------   ---------    --------------   -----------   -------------
Balance, December 31, 1993...................     --       677,510     406,138         115,023        (15,731)       1,182,940
Transactions of investee company.............     --          (597)         --          (9,002)            --           (9,599)
Net income...................................     --            --     138,538              --             --          138,538
Dividends....................................     --            --    (110,000)             --             --         (110,000)
Capital contribution.........................     --         1,589          --              --             --            1,589
Depreciation after deferred income taxes.....     --            --          --        (133,902)            --         (133,902)
Foreign currency translation.................     --            --          --              --         (5,487)          (5,487)
                                               ------   ----------   ---------    --------------   -----------   -------------
BALANCE, DECEMBER 31, 1994...................     --       678,502     434,676         (27,881)       (21,218)       1,064,079
Transactions of investee company.............     --          (153)         --           8,693             --            8,540
Net income...................................     --            --     172,415              --             --          172,415
Loss on early extinguishment of redeemable
  preferred stock of a subsidiary............     --            --        (252)             --             --             (252)
Dividends....................................     --            --    (110,000)             --             --         (110,000)
Appreciation after deferred income taxes.....     --            --          --         238,544             --          238,544
Foreign currency translation.................     --            --          --              --         (5,567)          (5,567)
                                               ------   ----------   ---------    --------------   -----------   -------------
BALANCE, DECEMBER 31, 1995...................   $ --     $ 678,349   $ 496,839      $  219,356      $ (26,785)    $  1,367,759
                                               ------   ----------   ---------    --------------   -----------   -------------
                                               ------   ----------   ---------    --------------   -----------   -------------

See notes to consolidated financial statements

RELIANCE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31                           1995         1994         1993
-------------------------------------------------------------------------------
(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..............................   $  172,415   $  138,538   $  206,018
Adjustments to reconcile net income to
  net cash provided from operating
  activities:
     Cumulative effect of change in
       accounting for income taxes......           --           --      (24,335)
     Gain on sales of investments.......      (29,110)      (9,218)    (158,196)
     Deferred policy acquisition
       costs............................      (12,710)      (3,809)     (54,779)
     Premiums and other receivables and
       reinsurance recoverables.........     (238,754)    (480,590)    (221,956)
     Unearned premiums, unpaid claims
       and related expenses.............      315,288      566,873      581,141
     Accounts payable, accrued expenses
       and other........................       30,885      106,239      (56,079)
                                           ----------   ----------   ----------
                                              238,014      318,033      271,814
                                           ----------   ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of fixed maturities
  available for sale....................      536,795      441,401      341,168
Proceeds from sales of fixed maturities
  held for investment...................       39,218       18,481           --
Proceeds from redemptions of fixed
  maturities available for sale.........       49,218       60,752      170,281
Proceeds from redemptions of fixed
  maturities held for investment........       54,038       15,785      273,921
Proceeds from sales of equity
  securities............................      400,635      189,895    1,016,308
(Increase) decrease in short-term
  investments--net......................     (283,141)     151,965      240,884
Purchases of fixed maturities available
  for sale..............................     (514,491)    (587,581)    (958,817)
Purchases of fixed maturities held for
  investment............................     (108,053)    (265,672)    (586,677)
Purchases of equity securities..........     (262,075)    (209,506)    (680,760)
Discontinued operations.................           --       15,550       69,157
Other--net..............................      (20,710)     (72,905)     (23,067)
                                           ----------   ----------   ----------
                                             (108,566)    (241,835)    (137,602)
                                           ----------   ----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease (increase) in notes receivable
  from parent company...................        2,957      (17,365)     (14,212)
Increase in term loans..................      120,298       75,272      105,248
Increase (decrease) in short-term
  debt--net.............................       (5,400)      10,652          183
Repayment of term loans.................      (68,152)     (81,942)      (2,536)
Repurchases of debentures and notes.....      (40,348)     (19,062)     (80,060)
Debt issuance costs.....................       (1,000)          --       (6,750)
Dividends...............................     (110,000)     (85,187)    (100,064)
Redemption of redeemable preferred stock
  of a subsidiary.......................      (23,769)      (3,360)      (3,360)
                                           ----------   ----------   ----------
                                             (125,414)    (120,992)    (101,551)
                                           ----------   ----------   ----------
Increase (decrease) in cash.............        4,034      (44,794)      32,661
Cash, beginning of year.................       46,814       91,608       58,947
                                           ----------   ----------   ----------
Cash, end of year.......................   $   50,848   $   46,814   $   91,608
                                           ----------   ----------   ----------
                                           ----------   ----------   ----------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
Interest paid...........................   $   16,300   $   16,400   $   19,600
                                           ----------   ----------   ----------
                                           ----------   ----------   ----------
Income taxes paid.......................   $   55,000   $   44,500   $  136,900
                                           ----------   ----------   ----------
                                           ----------   ----------   ----------

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

See notes to consolidated financial statements

RELIANCE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1. NATURE OF OPERATIONS/SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

The Company's principal operations consist of property and casualty insurance and title insurance. The Company's property and casualty insurance business consists of four principal operations: Reliance National, Reliance Insurance, Reliance Reinsurance and Reliance Surety. Reliance National offers, through national and regional brokers and program agents, a broad range of commercial property and casualty insurance products and services for large companies and specialty line customers. Reliance National selects market segments where it can provide specialized coverages and services, and it conducts business nationwide and in certain international markets. In 1995, Reliance National accounted for 49% of the net premiums written by the Company's property and casualty insurance operations. The Reliance Insurance operation offers, through independent agents, program agents and brokers, commercial property and casualty insurance coverages for mid-sized companies primarily throughout the United States. Reliance Insurance also offers traditional and specialized coverages for more complex risks as well as insurance programs for groups with common insurance needs. Reliance Reinsurance offers, through reinsurance brokers, treaty and facultative reinsurance for small to medium sized regional and specialty insurance companies located in the United States. Reliance Surety is a leading writer of surety bonds and fidelity bonds in the United States and conducts its business through branch offices, independent agents and brokers. The Company's property and casualty insurance operations accounted for $1,774,591,000 (73%) of the Company's 1995 net premiums earned.

The Company's title insurance business consists of Commonwealth Land Title Insurance Company, Transnation Title Insurance Company and their subsidiaries ('Commonwealth/Transnation'). Commonwealth/Transnation writes, through direct and agency operations, title insurance for residential and commercial real estate nationwide and provides escrow and settlement services in connection with real estate closings. Commonwealth/Transnation accounted for $671,947,000 (27%) of the Company's 1995 net premiums earned.

Reliance Group Holdings, Inc. owns 100% of the common stock of the Company. On November 15, 1993, Reliance Group, Incorporated, the former parent of the Company and a subsidiary of Reliance Group Holdings, Inc., was merged into Reliance Group Holdings, Inc.

BASIS OF CONSOLIDATION AND PRESENTATION

The consolidated financial statements of the Company include the accounts of all subsidiaries. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Such statements include informed estimates and judgements of management for those transactions that are not yet complete or for which the ultimate effects cannot be precisely determined. Actual results may differ from these estimates.


All material intercompany balances and transactions have been eliminated in consolidation.

INSURANCE

The financial statements of the insurance subsidiaries have been prepared in accordance with generally accepted accounting principles, which differ in certain respects from those followed in reports to regulatory authorities.

Fixed maturity investments, the vast majority of which are publicly traded securities, include bonds, notes and redeemable preferred stocks. Fixed maturity investments classified as 'available for sale' represent securities that will be held for an indefinite period of time and are carried at quoted market value with the net unrealized gain or loss included in shareholder's equity. Such investments may be sold in response to changes in interest rates, future general liquidity needs and similar factors. Fixed maturity investments classified as 'held for investment' are carried at amortized cost since the Company has the positive intent and ability to hold these securities to maturity. In November 1995, the Financial Accounting Standards Board issued a special report which permitted a one-time reassessment of the classification of securities designated held for investment. Accordingly, the Company reclassified fixed maturity securities with a market value of $426,442,000 and an amortized cost of $410,395,000 from the held for investment portfolio into the available for sale portfolio. This reclassification resulted in an increase in shareholder's equity of $10,431,000. Investments in equity securities include common stocks, where the Company's ownership of outstanding voting stock is less than 20%, and nonredeemable preferred stocks, and are carried at quoted market value with the net unrealized gain or loss included in shareholder's equity. Investments in which the Company has a 20% to 50% ownership interest of voting stock, or otherwise exercises significant influence, are reported using the equity method of accounting. Short-term investments primarily consist of United States government and other foreign government securities, certificates of deposit and commercial paper carried at cost which approximates market value. Investments whose declines in market values are deemed to be other than temporary are written down to market value and the accrual of investment income is discontinued. In circumstances where market values are not available, investments are written down to estimated fair value. In determining estimated fair value of investments, the Company reviews the issuer's financial condition and the stability of its income, as well as the discounted cash flow to be received by the Company. Write-downs and other realized gains and losses, determined on a specific identification basis, are included in income.

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

Property and casualty unpaid claims and related expenses are estimated based on an evaluation of reported claims in addition to statistical projections of claims incurred but not reported and loss adjustment expenses. Estimates of salvage and subrogation are deducted from the liability. The Company applies a variety of generally accepted actuarial techniques to determine the estimates of ultimate liability. The process of estimating claims is a complex task and the ultimate liability may be more or less than such estimates indicate. Adjustments of the probable ultimate liability, based on subsequent developments, are included in operations currently.

Direct title insurance premiums and fees are recognized as revenue when policies become effective. Agency title insurance premiums are recognized as revenue when reported by the agent. Title insurance claims arise principally from unknown title defects which exist at the time policies become effective. The reserve for title losses, which is based on historical and anticipated loss experience, represents the estimated costs to settle reported claims and estimated future claims relating to policies issued. The process of estimating claims is a complex task and the actual payments may be more or less than such estimates indicate. Changes in loss estimates, resulting from management's continuing review process, are included in operations currently.

INVESTMENTS IN REAL ESTATE

Investments in real estate consist primarily of shopping centers and office buildings, and are carried at cost (less accumulated depreciation), which includes real estate taxes, interest and other carrying costs incurred prior to substantial completion of the real estate development projects. Investments in real estate at December 31, 1995 include $61,200,000 related to undeveloped land which is zoned for mixed use development. Depreciation expense is provided using the straight-line method.

The Company's real estate properties are reviewed for impairment whenever events or circumstances indicate that the carrying value of such properties may not be recoverable. In performing the review for recoverability of carrying value, the Company estimates the future undiscounted cash flows expected to result from the use of each of its properties and their eventual disposition. These cash flow projections reflect changes in occupancy, new leases, current rent roll, future expirations and general market conditions. If the total expected future undiscounted cash flows are less than the carrying value of such properties, impairment losses are recognized on a property-by-property basis. An impairment loss is measured by the amount that the carrying value of the property exceeds its fair value.

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

TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

Assets and liabilities of foreign subsidiaries are translated at year-end exchange rates. Results of operations are translated at average rates during the year. The effects of exchange rate changes in translating foreign financial statements are excluded from the consolidated statement of income and are presented as a separate component of shareholder's equity. Exchange gains and losses resulting from foreign currency transactions are included in operations currently.

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

The Company believes the fair value of notes receivable from parent company at December 31, 1995 and 1994 approximates their carrying value.

RECLASSIFICATIONS

Certain reclassifications have been made to the Company's 1994 and 1993 consolidated financial statements to conform with the current year's consolidated financial statements.

ADOPTION OF NEW ACCOUNTING STANDARDS

Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 112, 'Employers' Accounting for Postemployment Benefits' and effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.' The adoption of these Statements had no material effect on the Company's consolidated financial statements.

2. INVESTMENTS

Fixed maturities held for investment at December 31, 1995 consisted of:

                                                                Gross        Gross
                                  Amortized       Market   Unrealized   Unrealized
                                       Cost        Value        Gains       Losses(1)
----------------------------------------------------------------------------------
(In thousands)
Bonds and notes:
     Public utilities.........   $  296,456   $  309,920   $   13,470   $        6
     Foreign government.......      133,252      139,042        6,715          925
     Corporate bonds and notes
       and other..............      181,849      193,087       11,526          288
Redeemable preferred stock....      142,006      149,410        7,405            1
                                 ----------   ----------   ----------   ----------
                                 $  753,563   $  791,459   $   39,116   $    1,220
                                 ----------   ----------   ----------   ----------
                                 ----------   ----------   ----------   ----------

(1) The amortized cost and market value of fixed maturity investments which have unrealized losses were $41,358,000 and $40,138,000.

Fixed maturities available for sale at December 31, 1995 consisted of:

                                                                Gross        Gross
                                     Market    Amortized   Unrealized   Unrealized
                                      Value         Cost        Gains       Losses(1)
----------------------------------------------------------------------------------
(In thousands)
Bonds and notes:
     United States government
       and government agencies
       and authorities.........  $  685,376   $  679,007   $    7,867   $    1,498
     States, municipalities and
       political subdivisions..     133,093      125,967        7,151           25
     Public utilities..........     313,906      305,652        8,900          646
     Corporate bonds and notes
       and other...............     868,291      837,060       44,864       13,633
Redeemable preferred stock.....     371,329      351,824       21,445        1,940
                                 ----------   ----------   ----------   ----------
                                 $2,371,995   $2,299,510   $   90,227   $   17,742
                                 ----------   ----------   ----------   ----------
                                 ----------   ----------   ----------   ----------

(1) The amortized cost and market value of fixed maturity investments which have unrealized losses were $603,568,000 and $585,826,000.

Fixed maturities held for investment at December 31, 1994 consisted of:

                                                                Gross        Gross
                                  Amortized       Market   Unrealized   Unrealized
                                       Cost        Value        Gains       Losses(1)
----------------------------------------------------------------------------------
(In thousands)
Bonds and notes:
     Public utilities.........   $  536,746   $  477,942   $      202   $   59,006
     Foreign government.......      123,306      115,647          138        7,797
     Corporate bonds and notes
       and other..............      355,215      317,002          761       38,974
Redeemable preferred stock....      150,753      142,960        1,613        9,406
                                 ----------   ----------   ----------   ----------
                                 $1,166,020   $1,053,551   $    2,714   $  115,183
                                 ----------   ----------   ----------   ----------
                                 ----------   ----------   ----------   ----------

(1) The amortized cost and market value of fixed maturity investments which have unrealized losses were $1,065,908,000 and $950,725,000.

Fixed maturities available for sale at December 31, 1994 consisted of:

                                                                Gross        Gross
                                     Market    Amortized   Unrealized   Unrealized
                                      Value         Cost        Gains       Losses(1)
----------------------------------------------------------------------------------
(In thousands)
Bonds and notes:
     United States government
       and government agencies
       and authorities........   $  495,007   $  528,297   $      615   $   33,905
     States, municipalities
       and political
       subdivisions...........       37,306       36,982          757          433
     Public utilities.........       88,602       96,631          177        8,206
     Corporate bonds and notes
       and other..............      877,598      934,648       31,263       88,313
Redeemable preferred stock....      340,799      349,361        5,695       14,257
                                 ----------   ----------   ----------   ----------
                                 $1,839,312   $1,945,919   $   38,507   $  145,114
                                 ----------   ----------   ----------   ----------
                                 ----------   ----------   ----------   ----------

(1) The amortized cost and market value of fixed maturity investments which have unrealized losses were $1,533,070,000 and $1,387,956,000.

As of December 31, 1995, the contractual maturities of fixed maturity investments are as follows:

                                   Held for investment       Available for sale
                                 -----------------------   -----------------------
                                  Amortized       Market    Amortized       Market
                                       Cost        Value         Cost        Value
----------------------------------------------------------------------------------
(In thousands)
Due within one year...........   $    6,473   $    6,558   $   58,999   $   59,636
Due after one year through
  five years..................       53,181       56,365      568,469      577,205
Due after five years through
  ten years...................      289,905      303,838      451,229      460,217
Due after ten years...........      404,004      424,698    1,063,474    1,114,732
                                 ----------   ----------   ----------   ----------
                                    753,563      791,459    2,142,171    2,211,790

Mortgage-backed securities....           --           --      157,339      160,205
                                 ----------   ----------   ----------   ----------
                                 $  753,563   $  791,459   $2,299,510   $2,371,995
                                 ----------   ----------   ----------   ----------
                                 ----------   ----------   ----------   ----------

Net investment income consisted of:


YEAR ENDED DECEMBER 31                              1995         1994         1993
----------------------------------------------------------------------------------
(In thousands)
Investment income:
     Fixed maturities (1)..................   $  221,279   $  218,970   $  193,180
     Equity securities.....................       20,187       27,390       29,640
     Short-term investments................       30,292        9,159       19,920
     Other.................................       15,359       14,159       15,832
                                              ----------   ----------   ----------
                                                 287,117      269,678      258,572
Investment expenses........................      (11,828)     (10,766)      (7,773)
                                              ----------   ----------   ----------
                                              $  275,289   $  258,912   $  250,799
                                              ----------   ----------   ----------
                                              ----------   ----------   ----------

(1) Includes investment income from debentures of Reliance Group Holdings, Inc. of $10,085,000 in 1993.

Gain on sales of investments consisted of:

YEAR ENDED DECEMBER 31                              1995         1994         1993
----------------------------------------------------------------------------------
(In thousands)
Fixed maturities (1):
     Realized gains........................   $   47,764   $  44,512    $   83,338
     Realized losses (2)...................      (28,406)    (28,016 )     (21,179)
                                              ----------   ----------   ----------
                                                  19,358      16,496        62,159
Equity securities (3)......................       20,445       8,890        98,944
Other (3),(4)..............................      (10,693)    (16,168 )      (2,907)
                                              ----------   ----------   ----------
                                              $   29,110   $   9,218    $  158,196
                                              ----------   ----------   ----------
                                              ----------   ----------   ----------

(1) During 1995 and 1994, the Company sold fixed maturities held for investment with an amortized cost of $41,000,000 and $18,100,000. These sales were in response to a significant deterioration in the issuers' creditworthiness.
(2) Includes realized losses of $7,600,000, $11,600,000 and $5,200,000 in 1995,
    1994 and 1993, respectively, and write-downs of $15,700,000, $10,300,000 and
    $13,200,000 in 1995, 1994 and 1993, respectively, related to non-investment grade securities.
(3) Gain on sales of equity securities and other in 1995, 1994 and 1993 includes write-downs of $1,500,000, $13,200,000 and $10,200,000, respectively.
(4) Includes exchange losses of $10,400,000 in 1995 related to certain foreign currency denominated investments and realized losses of $14,500,000 in 1994 related to certain foreign currency contracts.

Net unrealized appreciation (depreciation) on investments consisted of:

YEAR ENDED DECEMBER 31                              1995         1994         1993
----------------------------------------------------------------------------------
(In thousands)
Unrealized appreciation (depreciation):
     Equity securities.....................   $  182,507   $   (6,849)  $   (9,670)
     Fixed maturities available for sale...      179,092     (193,737)      48,689
                                              ----------   ----------   ----------
                                                 361,599     (200,586)      39,019
Deferred income tax (provision) benefit....     (123,055)      66,684      (11,261)
Net unrealized appreciation (depreciation)
  in investments of investee company.......        8,693       (9,002)       1,244
                                              ----------   ----------   ----------
                                              $  247,237   $ (142,904)  $   29,002
                                              ----------   ----------   ----------
                                              ----------   ----------   ----------
Unrealized appreciation (depreciation) on
  fixed maturities held for investment.....   $  150,365   $ (148,939)  $    3,098
                                              ----------   ----------   ----------
                                              ----------   ----------   ----------

Net unrealized gain (loss) on investments consisted of:

                   DECEMBER 31         1995         1994         1993
---------------------------------------------------------------------
(In thousands)
Equity securities:
     Unrealized gains.........   $  276,760   $  114,231   $  100,179
     Unrealized losses........      (12,146)     (32,124)     (11,223)
                                 ----------   ----------   ----------
                                    264,614       82,107       88,956
                                 ----------   ----------   ----------
Fixed maturities available for
  sale:
     Unrealized gains.........       90,227       38,507       99,621
     Unrealized losses........      (17,742)    (145,114)     (12,491)
                                 ----------   ----------   ----------
                                     72,485     (106,607)      87,130
                                 ----------   ----------   ----------
                                    337,099      (24,500)     176,086
Deferred income tax
  (provision) benefit.........     (118,002)       5,053      (61,631)
Net unrealized gain (loss) in
  investments of investee
  company.....................          259       (8,434)         568
                                 ----------   ----------   ----------
                                 $  219,356   $  (27,881)  $  115,023
                                 ----------   ----------   ----------
                                 ----------   ----------   ----------

Fixed maturity investments carried at $529,200,000 at December 31, 1995 were on deposit under requirements of regulatory authorities, including deposits related to workers' compensation reinsurance pools.

Investments in a single issuer, other than obligations of the United States government, whose aggregate carrying value is in excess of 10% of the Company's shareholder's equity at December 31,1995 is comprised of common stock of Symbol Technologies, Inc. with a carrying and market value of $141,356,000.

3. INVESTMENT IN INVESTEE COMPANY

Investment in investee company at December 31, 1995 and 1994 was $156,404,000 and $147,513,000 which represents the Company's investment in Zenith National Insurance Corp. ('Zenith'). Equity income in Zenith was $7,792,000, $9,478,000 and $12,441,000 for the years ended December 31, 1995, 1994 and 1993, respectively. In addition, in 1995, the Company recognized an after-tax loss of $4,497,000 on the disposal of discontinued life insurance operations by Zenith. The Company's prior period results of operations have not been reclassified since amounts attributable to Zenith's life insurance operations are not significant. Dividends received by the Company from Zenith were $6,574,000 for each of the years ended December 31,1995, 1994 and 1993.

Summarized financial information for Zenith is as follows:


YEAR ENDED DECEMBER 31                 1995         1994         1993
---------------------------------------------------------------------
(In thousands, except per-share amounts)
Revenues......................   $  519,020   $  512,455   $  508,412
Income from continuing
  operations before income
  taxes.......................       29,422       45,106       62,486
Loss on disposal of
  discontinued life insurance
  operations..................      (19,553)          --           --
Net income....................        6,600       37,900       53,200
Net income per-share..........          .36         1.99         2.76

                                DECEMBER 31         1995         1994
---------------------------------------------------------------------
(In thousands, except percentage of ownership)
Total assets...............................   $1,115,433   $1,093,675
Senior notes...............................       74,232       74,111
Common shareholders' equity................      330,432      309,860
Percentage of ownership....................         37.0%        34.7%
Market value of the Company's investment in
  Zenith...................................      140,529      149,569

The Company's equity in net income includes amortization of excess of cost over fair value of net assets acquired. At December 31, 1995, retained earnings included undistributed net income of $27,812,000 from Zenith.

4. PREMIUMS AND OTHER ACCOUNTS RECEIVABLE

As of December 31, 1995, the Company sold with limited recourse $122,400,000 and, in 1994, sold with full recourse $126,700,000 of reinsurance recoverables and premiums receivable relating to its property and casualty insurance operations. Pursuant to these recourse provisions, the maximum amount, at December 31, 1995, that the Company may be obligated to repurchase is $9,600,000.

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

Provision for income taxes consisted of:

YEAR ENDED DECEMBER 31       1995         1994         1993
-----------------------------------------------------------
(In thousands)
Current:
     Federal........   $   54,862   $   52,666   $   87,627
     Foreign........        6,830        6,204        1,949
                       ----------   ----------   ----------
                           61,692       58,870       89,576
Deferred federal....       21,208      (10,888)       3,418
                       ----------   ----------   ----------
                       $   82,900   $   47,982   $   92,994
                       ----------   ----------   ----------
                       ----------   ----------   ----------

Domestic and foreign income before income taxes, minority interests and equity in investee company is as follows:

YEAR ENDED DECEMBER 31       1995         1994         1993
-----------------------------------------------------------
(In thousands)
Domestic............   $  236,718   $  161,301   $  263,490
Foreign.............       19,514       18,498        5,569
                       ----------   ----------   ----------
                       $  256,232   $  179,799   $  269,059
                       ----------   ----------   ----------
                       ----------   ----------   ----------

The reconciliation of taxes computed at the statutory rate of 35% to the provision for income taxes is as follows:

YEAR ENDED DECEMBER 31       1995         1994         1993
-----------------------------------------------------------
(In thousands)
Tax provision at
  statutory rate....   $   89,681   $   62,930   $   94,171
Nontaxable
  investment income.      (13,405)     (13,989)      (1,743)
Increase in
  valuation
  allowance.........        7,000           --           --
Impact of change in
  statutory rate
  from new tax act..           --           --       (4,043)
Other...............         (376)        (959)       4,609
                       ----------   ----------   ----------
Provision for income
  taxes.............   $   82,900   $   47,982   $   92,994
                       ----------   ----------   ----------
                       ----------   ----------   ----------

The tax effects of items comprising the Company's net deferred tax asset are as follows:

                             DECEMBER 31         1995         1994
------------------------------------------------------------------
(In thousands)
Deferred tax assets:
     Discounting of loss reserves.......   $  200,907   $  197,655
     Tax basis differential of
      subsidiary not included in
      consolidated tax return...........      111,815      120,600
     Operating loss carryforwards of
      subsidiary not included in
      consolidated tax return...........       57,925       57,925
     Unearned premium reserve...........       40,354       40,748
     Accruals not currently
      deductible........................       42,569       42,878
     Other..............................       62,681       71,938
                                           ----------   ----------
                                              516,251      531,744
Deferred tax liabilities:
     Deferred policy acquisition
      costs.............................       67,785       62,874
     Unrealized investment gains........      118,002           --
     Investment in investee company.....       20,576       17,499
     Other..............................       81,378       83,419
                                           ----------   ----------
                                              228,510      367,952
Valuation allowance.....................     (165,803)    (164,042)
                                           ----------   ----------
Net deferred tax asset..................   $   62,707   $  203,910
                                           ----------   ----------
                                           ----------   ----------

For the year ended December 31, 1995, the Company's valuation allowance and income tax provision were increased by $7,000,000 relating primarily to deferred tax assets of a subsidiary that is not included in the consolidated tax return for which it is likely that tax benefits will not be realized. The remaining changes in the 1995 and 1994 valuation allowances relate principally to a subsidiary that is not included in the consolidated tax return.

At December 31, 1995, a subsidiary of the Company, not included in the consolidated tax return, had available net operating loss carryforwards ('NOL') of approximately $165,500,000. For federal income tax purposes, approximately $129,300,000 expires in 2001, $17,000,000 in 2002, $17,000,000 in 2004 and
$2,200,000 in 2010. The Internal Revenue Code imposes limitations on the availability of these NOL's since the subsidiary experienced a more than 50 percentage point ownership change in 1989. The amount of the NOL incurred prior to the ownership change which can be utilized in each subsequent year is limited (the 'Loss Limitation') based on the value of the subsidiary on the date of the ownership change. The annual Loss Limitation approximates $25,000,000.

The Internal Revenue Service is currently examining Reliance Group Holdings, Inc.'s 1986 through 1990 federal income tax returns. While the outcome of the current examinations is uncertain, the Company does not believe it is probable that its additional tax liability, if any, will have a material adverse effect on its consolidated financial statements.

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

7. UNPAID CLAIMS AND RELATED EXPENSES

The reconciliation of the beginning to ending liability for unpaid claims and related expenses ('loss reserves') for the Company's property and casualty insurance operations is as follows:

                             DECEMBER 31         1995         1994         1993
-------------------------------------------------------------------------------
(In thousands)
Loss reserves, beginning of year........   $5,581,483   $5,048,442   $4,571,792
     Less reinsurance recoverables......    2,453,702    2,116,914    1,868,800
                                           ----------   ----------   ----------
Net loss reserves, beginning of year....    3,127,781    2,931,528    2,702,992
                                           ----------   ----------   ----------
Provision for policy claims and related
  expenses:
     Provision for insured events of the
       current year.....................    1,163,447    1,274,649    1,195,425
     Increase in provision for insured
       events of prior years............       38,512       22,444       40,169
                                           ----------   ----------   ----------
          Total provision...............    1,201,959    1,297,093    1,235,594
                                           ----------   ----------   ----------
Payments for policy claims and related
  expenses:
     Attributable to insured events of
       the current year.................      271,915      321,538      229,778
     Attributable to insured events of
       prior years......................      868,622      780,961      776,881
                                           ----------   ----------   ----------
          Total payments................    1,140,537    1,102,499    1,006,659
                                           ----------   ----------   ----------
Foreign currency translation............       (9,768)       1,659         (399)
                                           ----------   ----------   ----------
Net loss reserves, end of year..........    3,179,435    3,127,781    2,931,528
     Plus reinsurance recoverables......    2,679,917    2,453,702    2,116,914
                                           ----------   ----------   ----------
Loss reserves, end of year..............   $5,859,352   $5,581,483   $5,048,442
                                           ----------   ----------   ----------
                                           ----------   ----------   ----------

The provision for insured events of prior years for 1995, 1994 and 1993 includes adverse development related to asbestos-related and environmental pollution claims, which primarily affect general liability and multiple peril lines of business. The 1995 provision also includes adverse development in other general liability, automobile and reinsurance lines, partially offset by favorable development in workers' compensation. The 1994 provision also included adverse development in other general liability lines, partially offset by favorable development in workers' compensation. The 1993 provision also included adverse development from workers' compensation reinsurance pools, partially offset by favorable development in other general liability lines.

At December 31, 1995 and 1994, loss reserves include $400,200,000 and $437,900,000 relating to short-duration contracts which are expected to have fixed, periodic payment patterns and have been discounted to present values using statutory annual rates ranging from 3 1/2% to 6%.

The reconciliation of the beginning to ending loss reserves for the Company's title insurance operations is as follows:

                             DECEMBER 31         1995         1994         1993
-------------------------------------------------------------------------------
(In thousands)
Loss reserves, beginning of year........   $  228,063   $  204,695   $  173,328
                                           ----------   ----------   ----------
Provision for policy claims and related
  expenses:
     Provision for insured events of the
       current year.....................       57,900       71,060       76,955
     Increase in provision for insured
       events of prior years............          586        4,807        4,848
                                           ----------   ----------   ----------
          Total provision...............       58,486       75,867       81,803
                                           ----------   ----------   ----------
Payments for policy claims and related
  expenses:
     Attributable to insured events of
       the current year.................        2,187        4,475        2,356
     Attributable to insured events of
       prior years......................       43,585       48,024       48,080
                                           ----------   ----------   ----------
          Total payments................       45,772       52,499       50,436
                                           ----------   ----------   ----------
Loss reserves, end of year..............   $  240,777   $  228,063   $  204,695
                                           ----------   ----------   ----------
                                           ----------   ----------   ----------

The reconciliation of the beginning to ending net loss reserves pertaining to asbestos-related and environmental pollution claims is as follows:

                             DECEMBER 31         1995         1994         1993
-------------------------------------------------------------------------------
(In thousands)
Net loss reserves, beginning of year....   $  130,143   $  122,034   $   94,253
Provision for policy claims and related
  expenses..............................       25,904       28,279       52,630
Payments for policy claims and related
  expenses..............................      (25,341)     (20,170)     (24,849)
                                           ----------   ----------   ----------
Net loss reserves, end of year..........   $  130,706   $  130,143   $  122,034
                                           ----------   ----------   ----------
                                           ----------   ----------   ----------

Included in the December 31, 1995 net loss reserves for asbestos-related and environmental pollution claims are $33,782,000 of loss costs for claims incurred but not reported, $51,875,000 of loss costs for reported claims and $45,049,000 of related expenses. The Company continues to receive claims asserting injuries from hazardous materials and alleged damages to cover various clean-up costs. Loss and loss expense reserves for asbestos-related and environmental pollution claims are established using standard actuarial techniques as well as management's judgement. Coverage and claim settlement issues, related to policies written in prior years, such as the determination that coverage exists and the definition of an occurrence, may cause the actual loss development for asbestos-related and environmental pollution claims to exhibit more variation than the remainder of the Company's book of business. See Financial Review section for further discussion.

8. SENIOR RESET NOTES, TERM LOANS AND SHORT-TERM DEBT

In 1993, the Company entered into a revolving credit facility and term loan agreement ('Credit Facility'). Borrowings under the Credit Facility were used to redeem all of the Company's outstanding debentures. As a result of the early extinguishment of this debt, the Company incurred an extraordinary loss of $3,666,000, net of income taxes of $1,974,000, in 1993.

On April 26, 1995, the Company extended its revolving credit facility through March 31, 2000 from December 31, 1998. In addition, the Company increased term loan borrowings to $137,500,000 from $62,500,000 and extended the maturity dates of the term loan borrowings through March 31, 2000. The additional $75,000,000 of borrowings under the term loan were used, in part, to redeem $25,000,000 of the 7.866% senior reset notes and $25,000,000 of the 9.48% senior reset notes, including $9,652,000 of notes held by Reliance Insurance Company. These transactions resulted in an extraordinary loss of $3,363,000, net of income taxes of $1,811,000. In addition, on May 1, 1995, all of the outstanding shares of redeemable preferred stock of Reliance Insurance Company, which had a carrying value of $23,517,000, were redeemed. The cost of the early redemption in excess of the carrying value of the preferred stock, $252,000, was charged directly to shareholder's equity.

Senior reset notes outstanding are as follows:

                             DECEMBER 31         1995         1994
------------------------------------------------------------------
(Dollars in thousands)
7.866% senior reset notes (interest rate
  is adjustable every five years based
  on Treasury Rate) due 2000............   $   15,365      $30,713
9.48% senior reset notes (interest rate
  is adjustable every three years based
  on Treasury Rate) due 2000; ($25,000
  and $50,000 principal amount, less
  unamortized discount of $47 and $117
  at December 31, 1995 and 1994)........       24,953       49,883
                                           ----------   ----------
                                           $   40,318      $80,596
                                           ----------   ----------
                                           ----------   ----------

The fair value of the Company's senior reset notes at December 31, 1995 and 1994 was $40,345,000 and $80,753,000 based on quoted market prices.

TERM LOANS AND SHORT-TERM DEBT

At December 31, 1995, term loans and short-term debt aggregated $176,101,000 and consisted of $168,248,000 of term loans which are payable in varying amounts through 2015 with interest rates ranging from 5.2% to 10.5% and $7,853,000 of short-term debt. The weighted average interest rate on short-term debt was 7.5% and 7.4% at December 31, 1995 and 1994. The Company believes that the fair value of its term loans and short-term debt at December 31, 1995 and 1994 approximates carrying value.

Maturities and sinking fund payments of the senior reset notes as well as term loans and short-term debt for each of the next five years are as follows:

                             Term Loans
                    Senior          and
                     Reset   Short-Term
                     Notes         Debt
---------------------------------------
(In thousands)
1996..........  $       --      $ 8,336
1997..........          --       21,065
1998..........          --       20,000
1999..........          --       50,000
2000..........      40,365       65,000

The Company's Credit Facility includes a revolving credit facility with various banks providing for aggregate maximum outstanding borrowings of $100,000,000 through March 31, 2000. At the Company's option, all borrowings under the revolving credit facility will bear interest at a floating rate based on a bank reference rate (or, if higher, the Federal Funds rate plus 1/2%) or at a rate based on the Eurodollar rate. At December 31, 1995, borrowings aggregating $21,000,000 were outstanding under this facility. All of the common stock of Reliance Insurance Company, the principal subsidiary of the Company, has been pledged to secure the Credit Facility and the senior reset notes.

The Company's dividends are subject to provisions of the senior reset notes. These provisions are less restrictive than the provisions in the Credit Facility which require, among other things, a minimum net worth requirement and a limitation of indebtedness. At February 14, 1996, the Company could pay up to $352,400,000 in dividends without violating the more restrictive minimum net worth requirement.

9. DIVIDENDS OF SUBSIDIARIES

The Insurance Law of Pennsylvania, where Reliance Insurance Company (the Company's principal property and casualty insurance subsidiary) is domiciled, limits the maximum amount of dividends which may be paid without approval by the Pennsylvania Insurance Department. Under such law, Reliance Insurance Company may pay dividends during the year equal to the greater of (a) 10% of the preceding year-end policyholders' surplus or (b) the preceding year's statutory net income, but in no event to exceed the amount of unassigned funds, which are defined as 'undistributed, accumulated surplus including net income and unrealized gains since the organization of the insurer.' In addition, the Pennsylvania law specifies factors to be considered by the Pennsylvania Insurance Department to allow it to determine that statutory surplus after the payment of dividends is reasonable in relation to an insurance company's outstanding liabilities and adequate for its financial needs. Such factors include the size of the company, the extent to which its business is diversified among several lines of insurance, the number and size of risks insured, the nature and extent of the company's reinsurance and the adequacy of the company's reserves. The maximum dividend permitted by law is not indicative of an insurer's actual ability to pay dividends, which may be constrained by business and regulatory considerations, such as the impact of dividends on surplus, which could affect an insurer's ratings, competitive position, the amount of premiums that can be written and the ability to pay future dividends. Furthermore, the Pennsylvania Insurance Department has broad discretion to limit the payment of dividends by insurance companies.

Total common stock dividends paid by Reliance Insurance Company during 1995, 1994 and 1993 were $111,467,000, $111,467,000 and $130,639,000, respectively.
During 1996, $165,400,000 would be available for dividend payments by Reliance Insurance Company under Pennsylvania law. The Company believes such amount will be sufficient to meet its cash needs.

There is no assurance that Reliance Insurance Company will meet the tests in effect from time to time under Pennsylvania law for the payment of dividends without prior Insurance Department approval or that any requested approval will be obtained. Reliance Insurance Company has been advised by the Pennsylvania Insurance Department that any required prior approval will be based upon a solvency standard and will not be unreasonably withheld. Any significant limitation of Reliance Insurance Company's dividends would adversely affect the Company's ability to service its debt and to pay dividends on its common stock.

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

Amounts recoverable from reinsurers are estimated in a manner consistent with the liability for unpaid claims and related expenses associated with the reinsurance. Estimated amounts of reinsurance recoverables are reported as assets in the accompanying consolidated balance sheet. As of December 31, 1995 and 1994, reinsurance recoverables include $472,925,000 and $463,380,000 of prepaid reinsurance premiums which represents the portion of property and casualty premiums ceded to reinsurers applicable to unearned premiums.

The reconciliation of property and casualty insurance direct premiums to net premiums is as follows:

YEAR ENDED DECEMBER 31     1995                      1994                      1993
--------------------------------------------------------------------------------------------
(In thousands)
                   Premiums     Premiums     Premiums     Premiums     Premiums     Premiums
                    Written       Earned      Written       Earned      Written       Earned
                 ----------   ----------   ----------   ----------   ----------   ----------
Direct.........  $2,748,439   $2,707,978   $2,654,437   $2,630,549   $2,587,149   $2,531,478
Assumed........     325,226      350,636      330,261      345,398      323,422      304,422
Ceded..........  (1,294,625)  (1,284,023)  (1,220,408)  (1,198,629)  (1,139,974)  (1,264,361)
                 ----------   ----------   ----------   ----------   ----------   ----------
Net premiums...  $1,779,040   $1,774,591   $1,764,290   $1,777,318   $1,770,597   $1,571,539
                 ----------   ----------   ----------   ----------   ----------   ----------
                 ----------   ----------   ----------   ----------   ----------   ----------

The reconciliation of property and casualty insurance gross policy claims and settlement expenses to net policy claims and settlement expenses is as follows:

YEAR ENDED DECEMBER 31                              1995         1994         1993
----------------------------------------------------------------------------------
(In thousands)
Gross.......................................  $1,987,055   $2,220,285   $2,097,428
Reinsurance recoveries......................    (785,096)    (923,192)    (861,834)
                                              ----------   ----------   ----------
Net policy claims and settlement expenses...  $1,201,959   $1,297,093   $1,235,594
                                              ----------   ----------   ----------
                                              ----------   ----------   ----------

The Company holds substantial amounts of funds and letters of credit as collateral pursuant to recoverables from unauthorized reinsurers. The Company is not aware of any impairment of the creditworthiness of any of its significant reinsurers.

Reliance Insurance Company's ten largest reinsurers, based on 1995 ceded premiums, are as follows:

--------------------------------------------------------
(In thousands)
Lloyd's of London.........................   $   108,070
American Re-Insurance Company.............       105,938
Hertz International Reinsurance Ltd. .....        59,583
Commercial Risk Re-Insurance Co. .........        42,593
Swiss Reinsurance America Corporation.....        34,380
Zurich Reinsurance Centre, Inc. ..........        32,741
Kemper Reinsurance Company................        32,291
International Industrial Indemnity Company
  (formerly TRN Insurance Company)........        32,126
Transatlantic Reinsurance Company.........        29,986
G.I.O. Insurance Ltd. ....................        29,288

The Company has entered into an aggregate excess of loss reinsurance agreement. This agreement indemnifies the Company for ultimate net property and casualty insurance losses in excess of a specified retention for the 1995 accident year up to a maximum aggregate limit of $100,000,000.

11. OTHER INSURANCE EXPENSES


YEAR ENDED DECEMBER 31                     1995          1994          1993
---------------------------------------------------------------------------
(In thousands)
Salaries and commissions.........   $   563,680   $   704,254   $   684,362
Taxes, other than income taxes...        48,603        34,849        54,049
Rent.............................        55,848        54,863        50,852
Policyholders' dividends.........         7,065         2,630         6,342
Other............................       150,967       163,308       159,142
                                    -----------   -----------   -----------
                                    $   826,163   $   959,904   $   954,747
                                    -----------   -----------   -----------
                                    -----------   -----------   -----------

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

Pension cost includes the following components:

YEAR ENDED DECEMBER 31                                  1995         1994         1993
--------------------------------------------------------------------------------------
(In thousands)
Service cost--benefits earned during the period...  $  7,959    $  10,255    $   7,882
Interest cost on projected benefit obligation.....    13,689       12,941       12,495
Actual return on plan assets......................   (28,748)       8,920      (25,596)
Net amortization and deferral.....................    13,303      (26,252)      10,068
Effect of plan curtailment........................        --           --       (1,212)
                                                    --------    ---------    ---------
                                                    $  6,203    $   5,864    $   3,637
                                                    --------    ---------    ---------
                                                    --------    ---------    ---------

A reconciliation of the funded status of the plans with the accrued pension cost included in accounts payable and accrued expenses is as follows:

                                             DECEMBER 31       1995        1994
-------------------------------------------------------------------------------
(In thousands)
Actuarial present value of benefit obligation:
     Vested.............................................  $ 158,753    $ 118,580
     Nonvested..........................................      9,971        6,890
                                                          ---------    ---------
Accumulated benefit obligation..........................    168,724      125,470
Effect of anticipated future compensation levels........     36,022       26,675
                                                          ---------    ---------
Projected benefit obligation............................    204,746      152,145
Plan assets at market value.............................   (164,877)    (144,347)
                                                          ---------    ---------
Projected benefit obligation in excess of plan assets...     39,869        7,798
Unrecognized net asset at date of adoption..............      8,455       10,076
Unrecognized net loss...................................    (25,166)        (919)
                                                          ---------    ---------
Accrued pension cost....................................  $  23,158    $  16,955
                                                          ---------    ---------
                                                          ---------    ---------

No contributions under the Company's noncontributory trusteed defined benefit pension plan were made during 1995. Contributions were $3,391,000 and $4,381,000 in 1994 and 1993.

The assumptions used to measure the projected benefit obligation at December 31, 1995 and 1994 include a discount rate of 7.5% and 9.0% and a weighted average rate of compensation increase of 5.4% and 5.9%. The expected long-term investment rate of return on plan assets for the years ended December 31, 1995 and 1994 was 9.5% and 10.0%.

Contributions under the Company's defined contribution plans were $4,105,000, $5,095,000 and $6,353,000 in 1995, 1994 and 1993, respectively, and were based on a formula specified in the plan agreements.

The Company offers unfunded postretirement medical and life insurance plans to certain employees of a subsidiary. Postretirement benefit cost includes the following components:

YEAR ENDED DECEMBER 31                                                 1995         1994         1993
-----------------------------------------------------------------------------------------------------
(In thousands)
Service cost--benefits earned during the period..................  $    167    $     226    $     242
Interest cost on accumulated postretirement benefit obligation...       713          715          893
Net amortization and deferral....................................       624          790        1,141
                                                                   --------    ---------    ---------
                                                                   $  1,504    $   1,731    $   2,276
                                                                   --------    ---------    ---------
                                                                   --------    ---------    ---------

The components of the accumulated postretirement benefit obligation are as follows:

                                   DECEMBER 31        1995        1994
----------------------------------------------------------------------
(In thousands)
Accumulated postretirement benefit obligation:
     Retirees.................................  $    5,597    $  5,743
     Other active plan participants...........       3,618       3,001
                                                ----------    --------
Accumulated benefit obligation................       9,215       8,744
Unrecognized net gain.........................          92         853
Unrecognized transition obligation............      (7,963)     (8,630)
                                                ----------    --------
Accrued postretirement benefit cost...........  $    1,344    $    967
                                                ----------    --------
                                                ----------    --------

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1995 was 12.0% for 1996 decreasing until it reaches 6.0% in 2008, after which it remains constant. A one-percentage-point change in the assumed health care cost trend rate for each year would change the accumulated postretirement benefit obligation as of December 31, 1995 and the 1995 net postretirement health care cost by approximately 2.9% and 2.2%. The assumed discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1995 and 1994 was 7.5% and 9.0%.

13. STATUTORY INFORMATION

Statutory net income is as follows:

YEAR ENDED DECEMBER 31                             1995           1994        1993
----------------------------------------------------------------------------------
(In thousands)
Property and casualty insurance operations...  $225,989     $  123,970    $217,353
Title insurance operations...................    12,439         32,421      43,904

Statutory policyholders' surplus is as follows:

                                      DECEMBER 31        1995        1994
-------------------------------------------------------------------------
(In thousands)
Property and casualty insurance operations (1)...  $1,128,336    $908,538
Title insurance operations.......................     182,167     180,757

(1) Includes Reliance Insurance Company's investment in title insurance operations. Also reflects a reduction in statutory loss reserves of $98,800,000 and $104,100,000 at December 31, 1995 and 1994, representing discounts of workers' compensation reserves in excess of GAAP discounts.

14. RELATED PARTY TRANSACTION

In 1993, the Company purchased, at fair market value, an office building for $10,500,000 from a wholly-owned subsidiary of Reliance Group Holdings, Inc.

15. CONTINGENCIES AND COMMITMENTS

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

On November 28, 1994, Reliance Insurance Company and several of its affiliates received an order from the outgoing Insurance Commissioner ordering refunds totaling $72,300,000 inclusive of interest. On January 31, 1996, the Company reached a settlement with the California Department of Insurance resolving its total liability for refunds and interest under Proposition 103. The settlement requires the Company to pay $15,600,000 in refunds and interest on certain policies issued or renewed between November 8, 1988 and November 7, 1989. Although the Company believes that the California Department of Insurance misapplied Proposition 103 as it relates to it, the Company agreed to the settlement to avoid prolonging the matter further. In the fourth quarter of 1995, the Company recorded a pre-tax charge of $4,000,000 related to Proposition
103. The fourth quarter 1995 charge represents the difference between the settlement amount and the pre-tax charge of $11,600,000 the Company had taken in the fourth quarter of 1994 to provide for Proposition 103 refunds and interest.

LEGAL PROCEEDINGS

The Company and its subsidiaries are involved in certain litigation arising in the course of their businesses, some of which involve claims of substantial amounts. Although the ultimate outcome of these matters cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, the Company is contesting the allegations of the complaints in each pending action against it and believes, based on current knowledge and after consultation with counsel, that the resolution of these matters will not have a material adverse effect on the consolidated financial statements of the Company. In addition, the Company is subject to the litigation set forth below.

In March 1987, the Superintendent of Insurance of New York (the 'Superintendent'), as liquidator of Union Indemnity Insurance Company of New York ('Union Indemnity'), formerly a wholly-owned subsidiary of Frank B. Hall & Co. Inc. ('Hall') which the Superintendent took possession of in 1985, commenced an action in the Supreme Court of the State of New York seeking damages of not less than $140,000,000 against Hall, various subsidiaries of Hall, Hall's and Union Indemnity's independent auditors and certain individuals who were former officers and directors of Union Indemnity. The Superintendent sought to hold the defendants liable for the insolvency of Union Indemnity alleging, among other claims, that Hall breached fiduciary and other duties owed to Union Indemnity and violated provisions of the New York State Insurance Code, that Union Indemnity did not have a separate operating identity, and that Hall and the Hall subsidiaries named as defendants constituted a single enterprise which was liable for Union Indemnity's obligations to its policyholders and other creditors.

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


The action brought by the Superintendent was settled by an agreement, dated June 2, 1989, under which Hall, now known as Prometheus Funding Corp. ('Prometheus'), will make an initial payment of $19,000,000 and additional payments aggregating $29,000,000 over a ten-year period without interest as follows: $1,500,000 each in years one and two; $2,000,000 each in years three and four; $5,000,000 in year five; $4,500,000 each in years six and seven; $4,000,000 in year eight; and $2,000,000 each in years nine and ten. The settlement agreement provides for the entry of an order by the court barring other claims against Hall relating to Union Indemnity, including the claims by the American Centennial Plaintiffs described above. The settlement agreement was submitted to the court for approval in October 1989 and objections were filed by various parties. The Superintendent has informed Prometheus that he intends to pursue court approval of the settlement. The settlement agreement will not become effective until final approval by the court and there is no assurance that such approval will be obtained. Prometheus has recorded a reserve of $36,000,000 representing the initial payment of $19,000,000 and the present value of the additional remaining annual payments over a ten-year period. Prometheus has received an aggregate of $20,000,000 in insurance proceeds in connection with this matter from its insurance carrier.

COMMITMENTS

A subsidiary of the Company, Saul P. Steinberg and other executives of the Company are partners in a partnership which owns certain real estate properties. At December 31, 1995, the partnership's total outstanding debt was $172,080,000, including borrowings of $6,563,000 under a line of credit with Reliance Group Holdings, Inc. As of December 31, 1995, the Company guaranteed $38,000,000 of the partnership's outstanding debt which matures on December 29, 1996. The Company believes that, to the extent such debt cannot be fully refinanced at maturity, the partnership will need to seek additional financing from other sources, which may include the Company or Reliance Group Holdings, Inc. The Company receives a fee of .5% per annum on the average outstanding debt covered by the guarantee. In addition, the Company will receive 48% of any cumulative net profit (as defined) realized from the activities of the partnership.

During 1992, Hall, the Company's discontinued insurance brokerage operation, completed the sale of substantially all of its operating assets and its insurance brokerage, employee benefits consulting and related services businesses to Aon Corporation ('Aon'). Under the terms of the sale, the Company agreed to provide $18,000,000 per year until 2007 of reinsurance brokerage commissions to Aon.

LEASE COMMITMENTS

The Company and its subsidiaries lease certain office facilities and equipment under lease agreements that expire at various dates through 2011. Rent expense for the years ended December 31, 1995, 1994 and 1993 was $92,300,000, $92,400,000 and $92,000,000, respectively.

At December 31, 1995, future net minimum rental payments required under noncancelable leases are as follows:

--------------------------------
(In thousands)
1996..................  $ 59,757
1997..................    47,909
1998..................    31,912
1999..................    25,243
2000..................     9,993
2001 and thereafter...    13,328
                        --------
                        $188,142
                        --------
                        --------

16. BUSINESS SEGMENT INFORMATION

YEAR ENDED DECEMBER 31                                   1995          1994          1993
-----------------------------------------------------------------------------------------
(In thousands)
REVENUES:
Property and casualty insurance
     Premiums earned.............................  $1,774,591    $1,777,318    $1,571,539
     Net investment income.......................     247,343       232,299       226,517
     Gain on sales of investments................      27,381         8,702       153,410
                                                   ----------    ----------    ----------
                                                    2,049,315     2,018,319     1,951,466
                                                   ----------    ----------    ----------
Title insurance
     Premiums earned.............................     671,947       856,774       893,364
     Net investment income.......................      27,946        26,613        24,282
     Gain on sales of investments................       1,729           516         4,786
                                                   ----------    ----------    ----------
                                                      701,622       883,903       922,432
                                                   ----------    ----------    ----------
Other............................................     171,159       156,473       135,293
                                                   ----------    ----------    ----------
                                                   $2,922,096    $3,058,695    $3,009,191
                                                   ----------    ----------    ----------
                                                   ----------    ----------    ----------

INCOME BEFORE INCOME TAXES, MINORITY INTERESTS
  AND EQUITY IN INVESTEE COMPANY:
Property and casualty insurance
     Underwriting................................  $  (45,644)   $  (97,343)   $ (175,565)
     Net investment income.......................     247,343       232,299       226,517
     Gain on sales of investments................      27,381         8,702       153,410
                                                   ----------    ----------    ----------
                                                      229,080       143,658       204,362
                                                   ----------    ----------    ----------
Title insurance..................................      14,012        31,326        59,966
                                                   ----------    ----------    ----------
Other............................................      13,140         4,815         4,731
                                                   ----------    ----------    ----------
                                                   $  256,232    $  179,799    $  269,059
                                                   ----------    ----------    ----------
                                                   ----------    ----------    ----------
IDENTIFIABLE ASSETS AT YEAR-END:
Property and casualty insurance..................  $9,100,210    $8,541,019    $7,959,886
Title insurance..................................     572,267       550,160       547,707
Other............................................     223,443       246,586       270,319
                                                   ----------    ----------    ----------
                                                   $9,895,920    $9,337,765    $8,777,912
                                                   ----------    ----------    ----------
                                                   ----------    ----------    ----------

Income before income taxes, minority interests and equity in investee company relating to property and casualty insurance underwriting has been reduced by policyholders' dividends and other income and expense. Income before income taxes, minority interests and equity in investee company by segment is before allocation of corporate interest expense. The pre-tax results of RCG International, Inc. (a subsidiary of the property and casualty insurance operations) are included in Other.

Identifiable assets by industry segment are those assets which are used in the Company's operations in each segment.

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                         1995 Quarter
-----------------------------------------------------------------------------------------------------
                                                            First      Second       Third      Fourth
-----------------------------------------------------------------------------------------------------
(In thousands)
REVENUES:
Premiums earned........................................  $604,666    $599,957    $618,831    $623,084
Net investment income..................................    69,378      66,362      68,727      70,822
Gain on sales of investments...........................     8,286       7,669      10,187       2,968
Interest income from parent company....................     4,917       5,362       5,166       4,963
Other..................................................    37,817      40,657      36,512      35,765
                                                         --------    --------    --------    --------
                                                         $725,064    $720,007    $739,423    $737,602
                                                         --------    --------    --------    --------
                                                         --------    --------    --------    --------
INCOME FROM CONTINUING OPERATIONS......................  $ 44,402    $ 46,386    $ 50,464    $ 39,023
Loss on disposal of discontinued operations of investee
  company..............................................        --          --      (4,497)         --
                                                         --------    --------    --------    --------
INCOME BEFORE EXTRAORDINARY ITEM.......................    44,402      46,386      45,967      39,023
Extraordinary item--early extinguishment of debt.......        --      (3,363)         --          --
                                                         --------    --------    --------    --------
NET INCOME.............................................  $ 44,402    $ 43,023    $ 45,967    $ 39,023
                                                         --------    --------    --------    --------
                                                         --------    --------    --------    --------

                                                                                         1994 Quarter
-----------------------------------------------------------------------------------------------------
                                                            First      Second       Third      Fourth
-----------------------------------------------------------------------------------------------------
(In thousands)
Revenues:
Premiums earned........................................  $685,885    $734,588    $623,547    $590,072
Net investment income..................................    62,650      64,603      65,362      66,297
Gain on sales of investments...........................     3,637       1,672       3,403         506
Interest income from parent company....................     2,918       3,046       3,551       5,349
Other..................................................    31,475      37,109      36,847      36,178
                                                         --------    --------    --------    --------
                                                         $786,565    $841,018    $732,710    $698,402
                                                         --------    --------    --------    --------
                                                         --------    --------    --------    --------
Net income.............................................  $ 17,662    $ 41,355    $ 43,194    $ 36,327
                                                         --------    --------    --------    --------
                                                         --------    --------    --------    --------

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

Board of Directors and Shareholder
Reliance Financial Services Corporation
New York, New York

We have audited the accompanying consolidated balance sheets of Reliance Financial Services Corporation (a subsidiary of Reliance Group Holdings, Inc.) and subsidiaries as of December 31, 1995 and 1994, and the related statements of income, changes in shareholder's equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Reliance Financial Services Corporation and subsidiaries at December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in note 6 to the consolidated financial statements, in 1993 the Company adopted Statement of Financial Accounting Standards No. 109 and, accordingly, changed its method of accounting for income taxes.

/s/ Deloitte & Touche LLP
New York, New York
February 26, 1996

RELIANCE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

FINANCIAL REVIEW
--------------------------------------------------------------------------------

OVERVIEW

The Company had income from continuing operations, before gains on sales of investments, of $159.7 million in 1995 compared to $132.5 million in 1994 and $82.5 million in 1993. These increases resulted from continued improvement in the underwriting results of the property and casualty insurance operations. After-tax gains on sales of investments were $20.6 million in 1995, which included a gain of $1.7 million from the sales of certain consulting operations, compared to $6.0 million in 1994 and $102.8 million in 1993.

Net income was $172.4 million in 1995, which included a loss of $4.5 million on the disposal of discontinued life insurance operations by Zenith National Insurance Corp. ('Zenith'), an investee company, and an extraordinary loss of $3.4 million from the early extinguishment of debt. Net income in 1994 was $138.5 million and $206.0 million in 1993, which included income of $24.3 million representing the cumulative effect of adopting Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes.'

PROPERTY AND CASUALTY INSURANCE OPERATIONS

The property and casualty insurance operations reported pretax income, before gains on sales of investments, of $201.7 million in 1995 compared to $135.0 million in 1994 and $51.0 million in 1993. Gains on sales of investments were $27.4 million in 1995 compared to $8.7 million in 1994 and $153.4 million in 1993.

Property and casualty insurance underwriting results improved significantly in 1995. The combined ratios (calculated on a GAAP basis), after policyholders' dividends, were 101.8%, 104.4% and 110.8% for 1995, 1994 and 1993, respectively.
The 1995 results reflect improved performance in workers' compensation, ocean and inland marine and general liability lines, as well as record underwriting profits in surety lines. Underwriting losses were $45.6 million in 1995 compared to $97.3 million in 1994 and $175.6 million in 1993. Underwriting results in 1995 benefitted from lower catastrophes losses, which were $25.7 million ($78.5 million before reinsurance) compared to $50.1 million in 1994 ($134.0 million before reinsurance) which included $44.9 million arising from the January 1994 California earthquake, and $39.3 million in 1993 ($88.5 million before reinsurance).

Net premiums written and premiums earned for each line of property and casualty insurance are as follows:

YEAR ENDED DECEMBER 31                 1995                      1994                      1993
--------------------------------------------------------------------------------------------------------
(In thousands)                      Net          Net          Net          Net          Net          Net
                               Premiums     Premiums     Premiums     Premiums     Premiums     Premiums
                                Written       Earned      Written       Earned      Written       Earned
                             ----------   ----------   ----------   ----------   ----------   ----------
General Liability..........  $  468,951   $  451,867   $  423,377   $  427,864   $  369,895   $  337,151
Workers' Compensation......     265,882      290,241      312,808      323,891      377,592      360,613
Automobile.................     239,819      236,592      244,000      251,038      260,180      225,910
Multiple Peril.............     184,600      180,166      180,074      170,230      187,438      147,158
Surety.....................     139,298      127,355      117,989      108,833      106,664       97,414
Reinsurance................     118,969      119,921      125,597      132,694      123,742      124,150
Ocean and Inland Marine....     118,757      115,590      103,865       95,103      105,254       82,451
Involuntary................      81,006       88,734      113,483      115,963      113,498      112,700
Fire and Allied............      68,118       61,430       49,977       56,495       40,372       20,850
Other......................      93,640      102,695       93,120       95,207       85,962       63,142
                             ----------   ----------   ----------   ----------   ----------   ----------
                             $1,779,040   $1,774,591   $1,764,290   $1,777,318   $1,770,597   $1,571,539
                             ----------   ----------   ----------   ----------   ----------   ----------
                             ----------   ----------   ----------   ----------   ----------   ----------

The increase in net premiums written in 1995, when compared to 1994, reflects growth in international operations, particularly in general liability and ocean and inland marine lines of business. In addition, surety premiums increased in 1995 resulting from an increase in construction activity by insureds and increased retentions from restructuring certain reinsurance programs. These increases were partially offset by declines in workers' compensation premiums resulting from the shift by insureds to high deductible and captive insurance programs, as well as a decline in premiums from involuntary insurance facilities. The decline in net premiums written in 1994, when compared to 1993, is primarily attributable to lower writings in workers' compensation, including a reduction of $11.0 million in premiums as a result of certain litigation claims in Texas. These claims were settled in 1995 for a total of $12.2 million. This decline was substantially offset by growth in general liability, surety and fire and allied lines of business. The increase in net premiums earned in 1994, when compared to 1993, is due to the non-renewal of certain quota share reinsurance treaties. These treaties reduced 1993 net premiums earned by $209.2 million.

In addition to the effect of lower catastrophe losses, the improvement in 1995 underwriting results reflect higher underwriting profits in workers' compensation, which were $58.5 million in 1995 compared to $12.0 million in 1994 and $11.4 million in 1993. These improvements resulted from continued favorable trends in loss development. Underwriting results in 1995 also benefitted from record underwriting profits in surety lines, reflecting fewer large losses. Underwriting profits in surety lines were $41.5 million in 1995 compared to $27.5 million in 1994 and $18.4 million in 1993. These improvements were partially offset by higher underwriting losses in automobile lines which experienced adverse development in various programs. The improvement in underwriting results in 1994, when compared to 1993, reflects lower underwriting losses in automobile and multiple peril lines and involuntary insurance facilities. On January 31, 1996, the Company reached a settlement with the California Department of Insurance resolving its total liability for refunds and interest under Proposition 103. The 1995 and 1994 underwriting results include charges of $4.0 million and $11.6 million, respectively, resulting from this matter. See note 15 to the consolidated financial statements.

The property and casualty insurance operations assume and cede reinsurance in the normal course of business. The Company's aggregate reinsurance recoverables were $3.16 billion at December 31, 1995, representing estimated amounts recoverable from reinsurers pertaining to unpaid claims, claims incurred but not reported, unearned premiums and paid claims. The Company is subject to credit risk with respect to its reinsurers, as the ceding of risk to reinsurers does not relieve the Company of its liability to insureds. In order to minimize losses from uncollectible reinsurance, the Company places its reinsurance with a number of different reinsurers and utilizes a security committee to approve, in advance, the reinsurers which meet its standards of financial strength. The Company holds substantial amounts of collateral to secure recoverables from unauthorized reinsurers. See note 10 to the consolidated financial statements.

Policy claims and settlement expenses include a provision for insured events of prior years of $38.5 million in 1995 compared to $22.4 million in 1994 and $40.2 million in 1993. The provision for all years includes adverse development related to prior year asbestos-related and environmental pollution claims, which primarily affect general liability and multiple peril lines of business. The 1995 provision also includes adverse development in other general liability, automobile and reinsurance lines, partially offset by favorable development in workers' compensation. The 1994 provision also included adverse development in other general liability lines, partially offset by favorable development in workers' compensation. The 1993 provision also included adverse development from workers' compensation reinsurance pools, partially offset by favorable development in other general liability lines.

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

The liability for property and casualty insurance loss reserves at December 31, 1995 was $5.86 billion compared to $5.58 billion at December 31, 1994. This liability is based on an evaluation of reported claims in addition to statistical projections of claims incurred but not reported and loss adjustment expenses. Estimates of salvage and subrogation are deducted from the liability. Reinsurance recoverables of $2.68 billion and $2.45 billion at December 31, 1995 and 1994, respectively, are included in the liability.

The establishment of loss reserves requires an estimate of the ultimate liability based primarily on past experience. The Company applies a variety of generally accepted actuarial techniques to determine the estimates of ultimate liability. The techniques recognize, among other factors, the Company's and industry's experience with similar business, historical trends in reserving patterns and loss payments, pending level of unpaid claims, cost of claim settlements, product mix and the economic environment in which property and casualty companies operate. Estimates are continually reviewed and adjustments of the probable ultimate liability based on subsequent developments and new data are included in operating results for the periods in which they are made. In general, reserves are initially established based upon the actuarial and underwriting data utilized to set pricing levels and are reviewed as additional information, including claims experience, becomes available. The Company regularly analyzes its reserves and reviews its pricing and reserving methodologies so that future adjustments to prior year reserves can be minimized. However, given the complexity of this process, reserves will require continual updates and the ultimate liability may be more or less than such estimates indicate. Estimation of loss reserves for long tail lines of business is more difficult than for short tail lines because long tail claims may not become apparent for a number of years, and a relatively higher proportion of ultimate losses are considered incurred but not reported. As a result, variation in loss development is more likely in long tail lines of business. The Company attempts to reduce these variations in certain of its long tail lines, primarily directors and officers liability and professional liability, by writing policies on a claims-made basis which mitigates the long tail nature of the risks. The Company also limits the potential loss from a single event through the extensive use of reinsurance.

Included in the liability for loss reserves at December 31, 1995 are $178.6 million ($130.7 million net of recoverables from reinsurers) of loss reserves pertaining to asbestos-related and environmental pollution claims. Included in these reserves are reserves for claims incurred but not reported and reserves for loss expenses, which include litigation expenses. The Company continues to receive claims asserting injuries from hazardous materials and alleged damages to cover various clean-up costs. Coverage and claim settlement issues, related to policies written in prior years, such as the determination that coverage exists and the definition of an occurrence, may cause the actual loss development to exhibit more variation than the remainder of the Company's book of business. The Company's net paid losses and related expenses for asbestos-related and environmental pollution claims have not been material in relation to the Company's total net paid losses and related expenses. Net paid losses and related expenses (primarily legal fees and expenses) relating to these claims were $25.3 million (including $7.3 million of related expenses), $20.2 million (including $7.9 million of related expenses) and $24.8 million (including $8.1 million of related expenses) for the years ended December 31,

1995, 1994 and 1993, respectively. Net payments for all property and casualty insurance policy claims and related expenses were $1.14 billion, $1.10 billion and $1.01 billion for the years ended December 31, 1995, 1994 and 1993, respectively. The following table presents information related to the number of insureds with asbestos-related and environmental pollution claims outstanding:

YEAR ENDED DECEMBER 31                                            1995    1994
------------------------------------------------------------------------------
Number of insureds with outstanding claims, beginning of year...   666     661
Additional insureds with claims during the year.................   463     307
Insureds with closed or settled claims during the year..........  (379)   (302)
                                                                  ----    ----
Number of insureds with outstanding claims, end of year.........   750     666
                                                                  ----    ----
                                                                  ----    ----

The average net paid loss for asbestos-related and environmental pollution claims was $37,500 and $34,200 for the years 1995 and 1994, respectively. The increase in the average net paid loss reflects the settlement of a large environmental pollution claim. As of December 31, 1995, the Company was involved in approximately 46 coverage disputes (where a motion for declaratory judgement had been filed, the resolution of which will require a judicial interpretation of an insurance policy) related to asbestos or environmental pollution claims. The Company is not aware of any pending litigation or pending claim which will result in significant contingent liabilities in these areas. The Company believes it has made reasonable provisions for these claims, although the ultimate liability may be more or less than such reserves. The Company believes that future losses associated with these claims will not have a material adverse affect on its financial position, although there is no assurance that such losses will not materially affect the Company's results of operations for any period.

PROPERTY AND CASUALTY INSURANCE INVESTMENT RESULTS

Net investment income of the property and casualty insurance operations increased to $247.3 million in 1995 from $232.3 million in 1994 and $226.5 million in 1993. These increases reflect growth in the size of the fixed maturity investment portfolio.

Gains on sales of investments were $27.4 million in 1995 compared to $8.7 million in 1994 and $153.4 million in 1993. Gains on sales of investments in 1993 primarily resulted from sales of equity securities.

TITLE INSURANCE OPERATIONS

The title insurance operations reported pretax income, before gains on sales of investments, of $12.3 million in 1995, $30.8 million in 1994 and $55.2 million in 1993.

Premiums and fees were $671.9 million in 1995 compared to $856.8 million in 1994 and $893.4 million in 1993. The decline in premiums and fees in 1995 primarily resulted from decreased agency revenues reflecting the weak real estate markets that existed in late 1994 and early 1995. Premiums and fees in 1994 benefitted from increased agency revenues reflecting the strong real estate market conditions that existed in late 1993 and early 1994. Premiums and fees in 1993 benefitted from high levels of residential refinancing activity that existed throughout the year.

Agency commissions represent the portion of premiums retained by agents pursuant to the terms of their agency contracts and are the title insurance operations' single largest expense. Agency commissions, which fluctuate in direct relation to agency premiums, were $310.7 million in 1995 compared to $432.0 million in 1994 and $418.4 million in 1993. Other expenses of the title insurance operations include personnel costs relating to marketing activities, title searches, information gathering on specific properties and preparation of insurance policies, as well as costs associated with the maintenance of title plants. Other expenses were $318.4 million in 1995 compared to $344.7 million in 1994 and $362.3 million in 1993. The decline in other expenses reflects cost control programs, including staff reductions, implemented by the title insurance operations. The expense ratio of the title insurance operations (which includes agency commissions) increased to 93.1% in 1995 from 90.0% in 1994 and 87.3% in 1993. These increases in the expense ratio resulted from a proportionately greater decline in premiums than expenses. The provision for policy claims decreased to $58.5 million in 1995 from $75.9 million in 1994 and $81.8 million in 1993 reflecting a decline in the amount of premiums.

INVESTMENT PORTFOLIO

At December 31, 1995, the Company's investment portfolio aggregated $4.01 billion (at cost), of which 10% was invested in equity securities. The Company seeks to maintain a diversified and balanced fixed maturity portfolio representing a broad spectrum of industries and types of securities. At December 31, 1995, no one issuer comprised more than 2.5% of the fixed maturity and short-term investment portfolio. Furthermore, the Company holds virtually no investments in commercial real estate mortgages in its investment portfolio. Purchases of fixed maturity securities are researched individually based on in-depth analysis and objective predetermined investment criteria and the portfolio is managed to achieve a proper balance of safety, liquidity and investment yields.

The Company's fixed maturity portfolio consists of investment grade securities (those rated 'BBB' or better by Standard & Poor's) and, to a lesser extent, non-investment grade and non-rated securities. The risk of default is generally considered to be greater for non-investment grade securities, when compared to investment grade securities, since these issues may be more susceptible to severe economic downturns. At December 31, 1995, the carrying values of non-investment grade securities and securities not rated by Standard & Poor's were $299.0 million (8% of the fixed income portfolio) and $64.4 million (2% of the fixed income portfolio), respectively. Substantially all of the Company's non-investment grade and non-rated securities are classified as available for sale and, accordingly, are carried at market value. See note 2 to the consolidated financial statements.

At December 31, 1995, approximately 29% of the Company's fixed maturity and short-term investment portfolio was comprised of securities issued by utilities, the vast majority of which are rated investment grade and are first mortgage or senior secured bonds. The utility portfolio is widely diversified among various geographic regions in the United States and is not dependent on the economic stability of any one particular region. No other industry group comprises more than 10% of the fixed maturity and short-term investment portfolio.

In November 1995, the Financial Accounting Standards Board issued a special report which permitted a one-time reassessment of the classification of securities designated held for investment. Accordingly, the Company reclassified fixed maturity securities with a market value of $426.4 million and an amortized cost of $410.4 million from the held for investment portfolio into the available for sale portfolio. This reclassification resulted in an increase in shareholder's equity of $10.4 million.

OTHER OPERATIONS

RCG International, Inc., a subsidiary of the Company, provides technical services in the information technology and energy industries. Revenues for these operations were $150.8 million in 1995, $141.6 million in 1994 and $116.8 million in 1993. Revenues for 1995 include a pretax gain of $2.6 million resulting from the sales of certain consulting operations. These sales are not expected to have a material effect on the Company's ongoing operations. The increase in revenues in both 1995 and 1994 resulted from growth in the information technology business. Operating expenses incurred by these operations were $141.6 million in 1995, $134.7 million in 1994 and $111.7 million in 1993. Revenues and expenses of the technical services operations are included in other revenues and other expenses in the accompanying consolidated statement of income.

At December 31, 1995, the Company's real estate operations had holdings with a carrying value of $278.5 million, which includes nine shopping centers with an aggregate carrying value of $129.4 million, office buildings and other commercial properties with an aggregate carrying value of $87.9 million, and undeveloped land with a carrying value of $61.2 million.

EQUITY IN INVESTEE COMPANY

Equity in investee company income was $7.8 million, $9.5 million and $12.4 million in 1995, 1994 and 1993, respectively, from the Company's investment in Zenith. In addition, in 1995, the Company recognized an after-tax loss of $4.5 million on the disposal of discontinued life insurance operations by Zenith. The decline in equity income in 1995, when compared to 1994, reflects an increase in Zenith's property and casualty underwriting losses, particularly in workers' compensation. The decline in equity income in 1994, when compared to 1993, reflects a lower level of gains on sales of investments by Zenith.

OTHER MATTERS

The Company has a revolving credit facility with various banks providing for aggregate maximum outstanding borrowings of $100 million. At December 31, 1995, borrowings aggregating $21 million were outstanding under this facility. On April 26, 1995, the Company extended the revolving credit facility through March 31, 2000 from December 31, 1998. In addition, the Company increased term loan borrowings to $137.5 million from $62.5 million and extended the maturity dates of the term loan borrowings through March 31, 2000. The additional $75 million of borrowings under the term loan were used, in part, to redeem $25 million of the 7.866% senior reset notes and $25 million of the 9.48% senior reset notes, including $9.7 million of notes held by Reliance Insurance Company. These transactions resulted in an after-tax extraordinary loss of $3.4 million. In addition, on May 1, 1995, all of the outstanding shares of redeemable preferred stock of Reliance Insurance Company, which had a carrying value of $23.5 million, were redeemed. The cost of the early redemption in excess of the carrying value of the preferred stock, $252,000, was charged directly to shareholder's equity.

The National Association of Insurance Commissioners has a risk-based capital requirement for the property and casualty insurance industry. Risk-based capital refers to the determination of the amount of statutory capital required for an insurer based on the risks assumed by the insurer (including, for example, investment risks, credit risks relating to reinsurance recoverables and underwriting risks) rather than just the amount of net premiums written by the insurer. A formula that applies prescribed factors to the various risk elements in an insurer's business is used to determine the minimum statutory capital requirement for the insurer. An insurer having less statutory capital than the formula calculates would be subject to varying degrees of regulatory intervention, depending on the level of capital inadequacy. All of the Company's statutory insurance companies have statutory capital in excess of the minimum required risk-based capital.

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

--------------------------------------------------------------------------------

MARKET AND DIVIDEND INFORMATION FOR COMMON STOCK

Reliance Group Holdings, Inc. owns 100% of the common stock of the Company. Dividends on common stock, which are subject to agreements governing the Company's Credit Facility and senior reset notes, were $110.0 million in both 1995 and 1994.

RELIANCE FINANCIAL SERVICES CORPORATION

--------------------------------------------------------------------------------

DIRECTORS

GEORGE R. BAKER(2)
Corporate Director/Advisor

GEORGE E. BELLO(3)
Executive Vice President
and Controller
Reliance Group Holdings, Inc.

DENNIS A. BUSTI
President and
Chief Executive Officer
Reliance National Insurance Company

LOWELL C. FREIBERG(3)
Senior Vice President and
Chief Financial Officer
Reliance Group Holdings, Inc.

DR. THOMAS P. GERRITY(2)
Dean of the Wharton School
University of Pennsylvania

JEWELL JACKSON MCCABE
President, Jewell Jackson
McCabe Associates

IRVING SCHNEIDER(2)
Executive Vice President
Helmsley-Spear, Inc.

BERNARD L. SCHWARTZ(1)
Chairman & CEO of
Loral Space & Communications Ltd. and
Chairman & CEO of Globalstar

RICHARD E. SNYDER
President
Western Publishing Group

THOMAS J. STANTON, JR.(2)
Chairman Emeritus
National Westminster Bank NJ

ROBERT M. STEINBERG(1),(3)
President and
Chief Operating Officer
Reliance Group Holdings, Inc.

SAUL P. STEINBERG(1),(3)
Chairman of the Board and
Chief Executive Officer
Reliance Group Holdings, Inc.

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

STEVEN A. RAUTENBERG
Vice President
Communications

JOEL H. ROTHWAX
Vice President
Human Resources

THOMAS J. SANDERS
Vice President and
Assistant Controller

PAUL W. ZELLER
Vice President,
Deputy General Counsel
and Assistant Secretary

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

C. BRIAN SCHMALZ
President and
Chief Executive Officer
Reliance Surety Company

Title Insurance

HERBERT WENDER
Chairman and Chief
Executive Officer
Commonwealth Land Title
Insurance Company

RCG Information Technology

ROBERT P. BUTTACAVOLI
President and
Chief Executive Officer
RCG Information Technology, Inc.

RELIANCE FINANCIAL SERVICES CORPORATION

--------------------------------------------------------------------------------

CORPORATE DATA

RELIANCE INSURANCE GROUP

PROPERTY AND CASUALTY INSURANCE

Reliance Insurance Company
Reliance National Insurance Company
Reliance Reinsurance Corp.
Reliance Surety Company

TITLE INSURANCE

Commonwealth Land Title Insurance Company
Transnation Title Insurance Company

CONSULTING

RCG International, Inc.

CORPORATE OFFICES

Reliance Financial Services Corporation
A subsidiary of Reliance Group Holdings, Inc.
Park Avenue Plaza
55 East 52nd Street
New York, NY 10055
(212) 909-1100
FAX (212) 909-1864

INDEPENDENT AUDITORS

Deloitte & Touche LLP
New York, NY

LISTED SECURITIES

Securities are listed on the New York
Stock Exchange

7.866% Senior Reset Notes, due 2000
9.48% Senior Reset Notes, due 2000