Form 10-K405, Exhibit 13
period 1996-12-31
RELIANCE FINANCIAL SERVICES CORP
filed 1997-03-24
CIK 83047

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

                      [This page intentionally left blank]

RELIANCE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31                         1996         1995         1994
-----------------------------------------------------------------------------
(In thousands)
REVENUES:
Premiums earned.......................   $2,581,011   $2,446,538   $2,634,092
Net investment income.................      287,588      275,289      258,912
Gain on sales of investments..........       49,610       29,110        9,218
Interest income from parent company...       21,212       20,408       14,864
Other.................................      165,608      150,751      141,609
                                         ----------   ----------   ----------
                                          3,105,029    2,922,096    3,058,695
                                         ----------   ----------   ----------
CLAIMS AND EXPENSES:
Policy claims and settlement
  expenses............................    1,411,453    1,260,445    1,372,960
Policy acquisition costs..............      414,636      411,979      387,924
Interest..............................       20,030       21,753       22,988
Other insurance expenses..............      912,670      826,163      959,904
Other.................................      165,947      146,373      137,877
                                         ----------   ----------   ----------
                                          2,924,736    2,666,713    2,881,653
                                         ----------   ----------   ----------
INCOME BEFORE INCOME TAXES AND EQUITY
  IN INVESTEE COMPANY.................      180,293      255,383      177,042
Provision for income taxes............      (49,700)     (82,900)     (47,982)
Equity in investee company............        8,908        7,792        9,478
                                         ----------   ----------   ----------
INCOME FROM CONTINUING OPERATIONS.....      139,501      180,275      138,538
Loss on disposal of discontinued
  operations of
  investee company....................           --       (4,497)          --
                                         ----------   ----------   ----------
INCOME BEFORE EXTRAORDINARY ITEM......      139,501      175,778      138,538
Extraordinary item--early
  extinguishment of debt..............           --       (3,363)          --
                                         ----------   ----------   ----------
NET INCOME............................   $  139,501   $  172,415   $  138,538
                                         ----------   ----------   ----------
                                         ----------   ----------   ----------

See notes to consolidated financial statements

RELIANCE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

ASSETS                   DECEMBER 31          1996         1995
------------------------------------------------------------------
(Dollars in thousands, except per-share
  amount)
Marketable securities:
     Fixed maturities held for
      investment--at amortized cost
       (quoted market $801,738 and
      $791,459).........................  $   787,836   $  753,563
     Fixed maturities available for
      sale--at quoted market
       (amortized cost $2,595,929 and
      $2,299,510).......................    2,623,669    2,371,995
     Equity securities--at quoted market
      (cost $436,053 and $408,054)......      716,606      672,668
     Short-term investments.............      319,165      500,284
Cash....................................       38,520       50,848
Premiums receivable.....................    1,104,331    1,075,226
Other accounts and notes receivable.....      137,293      130,555
Reinsurance recoverables................    3,576,953    3,163,073
Federal and foreign income taxes,
  including deferred taxes..............        4,390        9,784
Notes receivable from parent company....      202,272      184,108
Investments in real estate--at cost,
  less accumulated depreciation.........      275,237      278,510
Investment in investee company..........      157,894      156,404
Deferred policy acquisition costs.......      215,438      194,648
Other assets............................      351,016      354,254
                                          -----------   ----------
                                          $10,510,620   $9,895,920
                                          -----------   ----------
                                          -----------   ----------

LIABILITIES AND SHAREHOLDER'S EQUITY
------------------------------------------------------------------
Unearned premiums.......................   $1,468,299   $1,299,465
Unpaid claims and related expenses......    6,530,258    6,100,129
Accounts payable and accrued expenses...      529,047      586,902
Reinsurance ceded premiums payable......      365,412      325,246
Senior reset notes......................       15,365       40,318
Term loans and short-term debt..........      224,167      176,101

                                           ----------   ----------
                                            9,132,548    8,528,161
                                           ----------   ----------
Contingencies and commitments

Shareholder's equity:
     Common stock, par value $.10
      per-share, 1,000 shares
       authorized, issued and
      outstanding.......................           --           --
     Additional paid-in capital.........      677,969      678,349
     Retained earnings..................      526,340      496,839
     Net unrealized gain on
      investments.......................      198,786      219,356
     Net unrealized loss on foreign
      currency translation..............      (25,023)     (26,785)
                                          -----------   ----------
                                            1,378,072    1,367,759
                                          -----------   ----------
                                          $10,510,620   $9,895,920
                                          -----------   ----------
                                          -----------   ----------

See notes to consolidated financial statements

RELIANCE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

--------------------------------------------------------------------------------
(In thousands)

                                                                                                           NET
                                                                                                    UNREALIZED
                                                                                             NET       LOSS ON
                                                        ADDITIONAL                    UNREALIZED       FOREIGN
                                               COMMON      PAID-IN    RETAINED    GAIN (LOSS) ON      CURRENCY   SHAREHOLDER'S
                                                STOCK      CAPITAL    EARNINGS       INVESTMENTS   TRANSLATION          EQUITY
                                               ------   ----------   ---------    --------------   -----------   -------------
Balance, January 1, 1994.....................   $ --     $ 677,510   $ 406,138      $  115,023      $ (15,731)    $  1,182,940
Transactions of investee company.............     --          (597)         --          (9,002)            --           (9,599)
Net income...................................     --            --     138,538              --             --          138,538
Dividends....................................     --            --    (110,000)             --             --         (110,000)
Capital contribution.........................     --         1,589          --              --             --            1,589
Depreciation after deferred income taxes.....     --            --          --        (133,902)            --         (133,902)
Foreign currency translation.................     --            --          --              --         (5,487)          (5,487)

                                               ------   ----------   ---------    ------------     ----------    -------------
Balance, December 31, 1994...................     --       678,502     434,676         (27,881)       (21,218)       1,064,079
Transactions of investee company.............     --          (153)         --           8,693             --            8,540
Net income...................................     --            --     172,415              --             --          172,415
Loss on early extinguishment of redeemable
  preferred stock of a subsidiary............     --            --        (252)             --             --             (252)
Dividends....................................     --            --    (110,000)             --             --         (110,000)
Appreciation after deferred income taxes.....     --            --          --         238,544             --          238,544
Foreign currency translation.................     --            --          --              --         (5,567)          (5,567)
                                               ------   ----------   ---------    ------------     ----------    -------------
BALANCE, DECEMBER 31, 1995...................     --       678,349     496,839         219,356        (26,785)       1,367,759
Transactions of investee company.............     --          (380)         --          (1,504)            --           (1,884)
Net income...................................     --            --     139,501              --             --          139,501
Dividends....................................     --            --    (110,000)             --             --         (110,000)
Depreciation after deferred income taxes.....     --            --          --         (19,066)            --          (19,066)
Foreign currency translation.................     --            --          --              --          1,762            1,762
                                               ------   ----------   ---------    ------------     ----------    -------------
BALANCE, DECEMBER 31, 1996...................   $ --     $ 677,969   $ 526,340      $  198,786      $ (25,023)    $  1,378,072
                                               ------   ----------   ---------    ------------     ----------    -------------
                                               ------   ----------   ---------    ------------     ----------    -------------

See notes to consolidated financial statements

RELIANCE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31                           1996         1995         1994
-------------------------------------------------------------------------------
(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..............................   $  139,501   $  172,415   $  138,538
Adjustments to reconcile net income to
  net cash provided
  from operating activities:
  Gain on sales of investments..........      (49,610)     (29,110)      (9,218)
  Deferred policy acquisition costs.....      (20,790)     (12,710)      (3,809)
  Premiums and other receivables and
     reinsurance recoverables...........     (449,324)    (238,754)    (480,590)
  Unearned premiums, unpaid claims and
     related expenses...................      590,760      315,288      566,873
  Accounts payable, accrued expenses and
     other..............................       38,513       30,885      106,239
                                           ----------   ----------   ----------
                                              249,050      238,014      318,033
                                           ----------   ----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of:
  Fixed maturities available for sale...      629,688      536,795      441,401
  Fixed maturities held for
     investment.........................       28,910       39,218       18,481
  Equity securities.....................      360,983      400,635      189,895
Maturities and repayments of:
  Fixed maturities available for sale...      106,811       49,218       60,752
  Fixed maturities held for
     investment.........................       31,141       54,038       15,785
Purchases of:
  Fixed maturities available for sale...   (1,027,256)    (514,491)    (587,581)
  Fixed maturities held for
     investment.........................      (83,190)    (108,053)    (265,672)
  Equity securities.....................     (343,146)    (262,075)    (209,506)
(Increase) decrease in short-term
  investments--net......................      193,940     (283,141)     151,965
Other--net..............................      (49,285)     (20,710)     (57,355)
                                           ----------   ----------   ----------
                                             (151,404)    (108,566)    (241,835)
                                           ----------   ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
(Increase) decrease in notes receivable
  from parent company...................      (18,164)       2,957      (17,365)
Increase in term loans..................       86,327      120,298       75,272
Increase (decrease) in short-term
  debt--net.............................       (2,174)      (5,400)      10,652
Repayments of term loans................      (40,483)     (68,152)     (81,942)
Repurchases of senior reset notes.......      (25,000)     (40,348)     (19,062)
Debt issuance costs.....................         (480)      (1,000)          --
Dividends...............................     (110,000)    (110,000)     (85,187)
Redemption of redeemable preferred stock
  of a subsidiary.......................           --      (23,769)      (3,360)
                                           ----------   ----------   ----------
                                             (109,974)    (125,414)    (120,992)
                                           ----------   ----------   ----------
Increase (decrease) in cash.............      (12,328)       4,034      (44,794)
Cash, beginning of year.................       50,848       46,814       91,608
                                           ----------   ----------   ----------
Cash, end of year.......................   $   38,520   $   50,848   $   46,814
                                           ----------   ----------   ----------
                                           ----------   ----------   ----------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
Interest paid...........................   $   14,900   $   16,300   $   16,400
                                           ----------   ----------   ----------
                                           ----------   ----------   ----------
Income taxes paid.......................   $   40,500   $   55,000   $   44,500
                                           ----------   ----------   ----------
                                           ----------   ----------   ----------

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:
In 1994, non-cash dividends of $24,813,000 were recorded as a reduction in notes receivable from parent company.

See notes to consolidated financial statements

RELIANCE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1. NATURE OF OPERATIONS/SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

The Company's principal operations consist of property and casualty insurance and title insurance. The Company's property and casualty insurance business consists of four principal operations: Reliance National, Reliance Insurance, Reliance Surety and Reliance Reinsurance. Reliance National offers, through national and regional brokers and program agents, a broad range of commercial property and casualty insurance products and services for large companies and specialty line customers. Reliance National selects market segments where it can provide specialized coverages and services, and it conducts business nationwide and in certain international markets. In addition, in 1996, Reliance National began to offer nonstandard automobile insurance. In 1996, Reliance National accounted for 45% of the net premiums written by the Company's property and casualty insurance operations. The Reliance Insurance operation offers, through independent agents, program agents and brokers, commercial property and casualty insurance coverages for mid-sized companies primarily throughout the United States. Reliance Insurance also offers traditional and specialized coverages for more complex risks as well as insurance programs for groups with common insurance needs. In 1996, Reliance Insurance accounted for 38% of the net premiums written by the Company's property and casualty insurance operations. Reliance Surety is a leading writer of surety bonds and fidelity bonds in the United States and conducts its business through branch offices, independent agents and brokers. Reliance Reinsurance offers, through reinsurance brokers, treaty and facultative reinsurance for small to medium sized regional and specialty insurance companies located in the United States. The Company's property and casualty insurance operations accounted for $1,800,854,000 (70%) of the Company's 1996 net premiums earned.

The Company's title insurance business consists of Commonwealth Land Title Insurance Company, Transnation Title Insurance Company and their subsidiaries ('Commonwealth/Transnation'). Commonwealth/Transnation writes, through direct and agency operations, title insurance for residential and commercial real estate nationwide and provides escrow, appraisal and settlement services in connection with real estate closings. Commonwealth/Transnation accounted for $780,157,000 (30%) of the Company's 1996 net premiums earned.

The Company also provides information technology consulting services offering computer-related professional services to large corporate clients throughout the

United States. Information technology revenues were $136,700,000 in 1996.

Reliance Group Holdings, Inc. owns 100% of the common stock of the Company.

BASIS OF CONSOLIDATION AND PRESENTATION

The consolidated financial statements of the Company include the accounts of all subsidiaries. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Such statements include informed estimates and judgments of management for those transactions that are not yet complete or for which the ultimate effects cannot be precisely determined. Actual results may differ from these estimates.

All material intercompany balances and transactions have been eliminated in consolidation.

INSURANCE

The financial statements of the insurance subsidiaries have been prepared in accordance with generally accepted accounting principles, which differ in certain respects from those followed in reports to regulatory authorities.

Fixed maturity investments, the vast majority of which are publicly traded securities, include bonds, notes and redeemable preferred stocks. Fixed maturity investments classified as 'available for sale' represent securities that will be held for an indefinite period of time and are carried at quoted market value with the net unrealized gain or loss included in shareholder's equity. Such investments may be sold in response to changes in interest rates, future general liquidity needs and similar factors. Fixed maturity investments classified as 'held for investment' are carried at amortized cost since the Company has the positive intent and ability to hold these securities to maturity. In 1995, the Financial Accounting Standards Board issued a special report which permitted a one-time reassessment of the classification of securities designated held for investment. Accordingly, the Company reclassified fixed maturity securities with a market value of $426,442,000 and an amortized cost of $410,395,000 from the held for investment portfolio into the available for sale portfolio. This reclassification resulted in an increase in shareholder's equity of $10,431,000. Investments in equity securities include common stocks, where the Company's ownership of outstanding voting stock is less than 20%, and nonredeemable preferred stocks and are carried at quoted market value with the net unrealized gain or loss included in shareholder's equity. Investments in which the Company has a 20% to 50% ownership interest of voting stock, or otherwise exercises significant influence, are reported using the equity method of accounting. Short-term investments primarily consist of United States government and other foreign government securities, certificates of deposit and commercial paper carried at cost which approximates market value. Investments whose declines in market values are deemed to be other than temporary are written down to market value. In circumstances where market values are not available, investments are written down to estimated fair value. In determining estimated fair value of investments, the Company reviews the issuer's financial condition and the stability of its income, as well as the discounted cash flow to be received by the Company. Write-downs and other realized gains and losses, determined on a specific identification basis, are included in income.

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

Direct title insurance premiums and fees are recognized as revenue when policies become effective. Agency title insurance premiums are recognized as revenue when reported by the agent. Title insurance claims arise principally from unknown title defects which exist at the time policies become effective. The reserve for title losses, which is based on historical and anticipated loss experience, represents the estimated costs to settle reported claims and claims incurred but not reported. The process of estimating claims is a complex task and the actual payments may be more or less than such estimates indicate. Changes in loss estimates, based on subsequent developments, are included in operations currently.

INVESTMENTS IN REAL ESTATE

Investments in real estate consist primarily of shopping centers and office buildings, and are carried at cost (less accumulated depreciation), which includes real estate taxes, interest and other carrying costs incurred prior to substantial completion of the real estate development projects. Investments in real estate at December 31, 1996 include $62,400,000 related to undeveloped land which is zoned for mixed use development. Depreciation expense is provided using the straight-line method.

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

The carrying values and fair values of financial instruments are as follows:

DECEMBER 31                                                           1996                        1995
----------------------------------------------------------------------------------------------------------------
                                                             Carrying        Fair        Carrying        Fair
(IN THOUSANDS)                                                Value         Value         Value         Value
                                                            ------------------------    ------------------------

Assets:
  Marketable securities:
     Fixed maturities:
       Held for investment...............................   $  787,836    $  801,738    $  753,563    $  791,459
       Available for sale................................    2,623,669     2,623,669     2,371,995     2,371,995
       Equity securities.................................      716,606       716,606       672,668       672,668
       Short-term investments............................      319,165       319,165       500,284       500,284
  Notes receivable from parent company...................      202,272       202,272       184,108       184,108
  Investment in investee company.........................      157,894       179,975       156,404       140,529
Liabilities:
  Senior reset notes.....................................       15,365        15,365        40,318        40,345
  Term loans and short-term debt.........................      224,167       224,167       176,101       176,101

RECLASSIFICATIONS

Certain reclassifications have been made to the Company's 1995 and 1994 consolidated financial statements to conform with the current year's consolidated financial statements.

ADOPTION OF NEW ACCOUNTING STANDARDS

In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, 'Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.' The adoption of this Statement, which is not required until 1997, is not expected to have a material effect on the Company's consolidated financial statements.

Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.' The adoption of this Statement had no material effect on the Company's consolidated financial statements.

2. INVESTMENTS

Fixed maturities held for investment at December 31, 1996 consisted of:


                                                                GROSS        GROSS
                                  AMORTIZED       MARKET   UNREALIZED   UNREALIZED
                                       COST        VALUE        GAINS       LOSSES(1)
----------------------------------------------------------------------------------
(In thousands)
Bonds and notes:
     Public utilities.........   $  355,567   $  357,377   $    4,759   $    2,949
     Foreign government.......      145,065      150,622        6,583        1,026
     Corporate bonds and notes
       and other..............      174,386      178,400        6,870        2,856
Redeemable preferred stock....      112,818      115,339        2,657          136
                                 ----------   ----------   ----------   ----------
                                 $  787,836   $  801,738   $   20,869   $    6,967
                                 ----------   ----------   ----------   ----------
                                 ----------   ----------   ----------   ----------

(1) The amortized cost and market value of fixed maturities held for investment which have unrealized losses were $242,880,000 and $235,913,000.

Fixed maturities available for sale at December 31, 1996 consisted of:

                                                                Gross        Gross
                                     Market    Amortized   Unrealized   Unrealized
                                      Value         Cost        Gains       Losses(1)
----------------------------------------------------------------------------------
(In thousands)
Bonds and notes:
     United States government
       and government agencies
       and authorities........   $  702,472   $  704,386   $    2,928   $    4,842
     States, municipalities
       and political
       subdivisions...........      132,163      128,874        4,221          932
     Public utilities.........      373,389      374,404        5,792        6,807
     Corporate bonds and notes
       and other..............      892,091      889,016       31,498       28,423
Redeemable preferred stock....      523,554      499,249       26,776        2,471
                                 ----------   ----------   ----------   ----------
                                 $2,623,669   $2,595,929   $   71,215   $   43,475
                                 ----------   ----------   ----------   ----------
                                 ----------   ----------   ----------   ----------

(1) The amortized cost and market value of fixed maturities available for sale which have unrealized losses were $1,116,139,000 and $1,072,664,000.


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

(1) The amortized cost and market value of fixed maturities held for investment which have unrealized losses were $41,358,000 and $40,138,000.

Fixed maturities available for sale at December 31, 1995 consisted of:

                                                                Gross        Gross
                                     Market    Amortized   Unrealized   Unrealized
                                      Value         Cost        Gains       Losses(1)
----------------------------------------------------------------------------------
(In thousands)
Bonds and notes:
     United States government
       and government agencies
       and authorities........   $  685,376   $  679,007   $    7,867   $    1,498
     States, municipalities
       and political
       subdivisions...........      133,093      125,967        7,151           25
     Public utilities.........      313,906      305,652        8,900          646
     Corporate bonds and notes
       and other..............      868,291      837,060       44,864       13,633
Redeemable preferred stock....      371,329      351,824       21,445        1,940
                                 ----------   ----------   ----------   ----------
                                 $2,371,995   $2,299,510   $   90,227   $   17,742
                                 ----------   ----------   ----------   ----------
                                 ----------   ----------   ----------   ----------


(1) The amortized cost and market value of fixed maturities available for sale which have unrealized losses were $603,568,000 and $585,826,000.

As of December 31, 1996, the contractual maturities of fixed maturity investments are as follows:


                                    Held for investment       Available for sale
                                  -----------------------  -----------------------
                                  Amortized       Market    Amortized       Market
                                       Cost        Value         Cost        Value
----------------------------------------------------------------------------------
(In thousands)
Due within one year...........   $    2,046   $    2,079   $   62,538   $   62,915
Due after one year through
  five years..................      102,270      107,114      537,805      541,773
Due after five years through
  ten years...................      315,437      323,020      597,028      599,049
Due after ten years...........      368,083      369,525    1,113,204    1,134,904
                                 ----------   ----------   ----------   ----------
                                    787,836      801,738    2,310,575    2,338,641
Mortgage-backed securities....           --           --      285,354      285,028
                                 ----------   ----------   ----------   ----------
                                 $  787,836   $  801,738   $2,595,929   $2,623,669
                                 ----------   ----------   ----------   ----------
                                 ----------   ----------   ----------   ----------

Net investment income consisted of:

YEAR ENDED DECEMBER 31                              1996         1995         1994
----------------------------------------------------------------------------------
(In thousands)
Investment income:
     Fixed maturities......................   $  236,093   $ 221,279    $  218,970
     Equity securities.....................       12,990      20,187        27,390
     Short-term investments................       32,244      30,292         9,159
     Other.................................       18,652      15,359        14,159
                                              ----------   ---------    ----------
                                                 299,979     287,117       269,678
Investment expenses........................      (12,391)    (11,828)      (10,766)
                                              ----------   ---------    ----------
                                              $  287,588   $ 275,289    $  258,912
                                              ----------   ---------    ----------
                                              ----------   ---------    ----------

Gain on sales of investments consisted of:

YEAR ENDED DECEMBER 31                              1996         1995         1994
----------------------------------------------------------------------------------
(In thousands)
Fixed maturities (1):
     Realized gains........................   $   15,302   $  47,764    $   44,512
     Realized losses (2)...................      (18,022)    (28,406)      (28,016)
                                              ----------   ---------    ----------
                                                  (2,720)     19,358        16,496
     Equity securities (3).................       58,296      20,445         8,890
     Other (3),(4).........................       (5,966)    (10,693)      (16,168)
                                              ----------   ---------    ----------
                                              $   49,610   $  29,110    $    9,218
                                              ----------   ---------    ----------
                                              ----------   ---------    ----------

(1) The Company sold fixed maturities held for investment with an amortized cost of $26,100,000, $41,000,000 and $18,100,000 in 1996, 1995 and 1994,
    respectively. These sales were in response to a significant deterioration in the issuers' creditworthiness.

(2) Includes realized losses of $600,000, $7,600,000 and $11,600,000 in 1996,
    1995 and 1994, respectively, and write-downs of $3,200,000, $15,700,000 and $10,300,000 in 1996, 1995 and 1994, respectively, related to securities not rated investment grade.

(3) Gain on sales of equity securities and other in 1996, 1995 and 1994 includes write-downs of $3,600,000, $1,500,000 and $13,200,000, respectively.

(4) Includes exchange losses of $3,300,000 in 1996 and $10,400,000 in 1995 related to certain foreign currency denominated investments and realized losses of $14,500,000 in 1994 related to certain foreign currency contracts.

Net unrealized appreciation (depreciation) on investments consisted of:

YEAR ENDED DECEMBER 31                              1996         1995         1994
----------------------------------------------------------------------------------
(In thousands)
Unrealized appreciation (depreciation):
     Equity securities.....................   $   15,939   $ 182,507    $   (6,849)
     Fixed maturities available for sale...      (44,745)    179,092      (193,737)

                                              ----------   ---------    ----------
                                                 (28,806)    361,599      (200,586)
Deferred income tax (provision) benefit....        9,740    (123,055)      66,684
Net unrealized appreciation (depreciation)
  in investments
  of investee company......................       (1,504)      8,693        (9,002)
                                              ----------   ---------    ----------
                                              $  (20,570)  $ 247,237    $ (142,904)
                                              ----------   ---------    ----------
                                              ----------   ---------    ----------
Unrealized appreciation (depreciation) on
  fixed maturities
  held for investment......................   $  (23,994)  $ 150,365    $ (148,939)
                                              ----------   ---------    ----------
                                              ----------   ---------    ----------

Net unrealized gain (loss) on investments consisted of:

                   DECEMBER 31         1996         1995         1994
---------------------------------------------------------------------
(In thousands)
Equity securities:
     Unrealized gains.........   $  293,269   $  276,760   $  114,231
     Unrealized losses........      (12,716)     (12,146)     (32,124)
                                 ----------   ----------   ----------
                                    280,553      264,614       82,107
                                 ----------   ----------   ----------
Fixed maturities available for
  sale:
     Unrealized gains.........       71,215       90,227       38,507
     Unrealized losses........      (43,475)     (17,742)    (145,114)
                                 ----------   ----------   ----------
                                     27,740       72,485     (106,607)
                                 ----------   ----------   ----------
                                    308,293      337,099      (24,500)
Deferred income tax
  (provision) benefit.........     (108,262)    (118,002)       5,053
Net unrealized gain (loss) in
  investments of investee
  company.....................       (1,245)         259       (8,434)
                                 ----------   ----------   ----------
                                 $  198,786   $  219,356   $  (27,881)
                                 ----------   ----------   ----------
                                 ----------   ----------   ----------


Fixed maturity investments carried at $553,600,000 at December 31, 1996 were on deposit under requirements of regulatory authorities, including deposits related to workers' compensation reinsurance pools.

Investments in a single issuer, other than obligations of the United States government, whose aggregate carrying value is in excess of 10% of the Company's shareholder's equity at December 31, 1996 is comprised of common stock of Symbol Technologies, Inc. with a carrying and market value of $158,355,000.

3. INVESTMENT IN INVESTEE COMPANY

Investment in investee company at December 31, 1996 and 1995 was $157,894,000 and $156,404,000 which represents the Company's investment in Zenith National Insurance Corp. ('Zenith'). Equity income in Zenith was $8,908,000, $7,792,000 and $9,478,000 for the years ended December 31, 1996, 1995 and 1994, respectively. In addition, in 1995, the Company recognized an after-tax loss of $4,497,000 on the disposal of discontinued life insurance operations by Zenith. The Company's prior period results of operations were not reclassified since amounts attributable to Zenith's life insurance operations were not significant. Dividends received by the Company from Zenith were $6,574,000 for each of the years ended December 31, 1996, 1995 and 1994.

Summarized financial information for Zenith is as follows:

YEAR ENDED DECEMBER 31                 1996         1995         1994
---------------------------------------------------------------------
(In thousands, except
  per-share amounts)
Revenues......................   $  556,371   $  519,020   $  512,455
Income from continuing
  operations before income
  taxes.......................       57,117       29,422       45,106
Loss on disposal of
  discontinued life insurance
  operations..................           --      (19,553)          --
Net income....................       37,600        6,600       37,900
Net income per-share..........         2.11          .36         1.99

                                DECEMBER 31         1996         1995
---------------------------------------------------------------------
(In thousands, except
  percentage of ownership)
Total assets...............................   $1,242,724   $1,115,433
Senior notes...............................       74,353       74,232
Common shareholders' equity................      337,503      330,432
Percentage of ownership....................         37.4%        37.0%

The Company's equity in net income includes amortization of excess of cost over fair value of net assets acquired. At December 31, 1996, retained earnings included undistributed net income of $30,146,000 from Zenith.

4. PREMIUMS AND OTHER ACCOUNTS RECEIVABLE

As of December 31, 1996 and 1995, the Company sold with limited recourse $97,200,000 and $122,400,000 of reinsurance recoverables and premiums receivable relating to its insurance operations. Pursuant to these recourse provisions, the maximum amount, at December 31, 1996, that the Company may be obligated to repurchase is $7,500,000.

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

Provision for income taxes consisted of:

YEAR ENDED DECEMBER 31                 1996         1995         1994
---------------------------------------------------------------------
(In thousands)
Current:
     Federal..................   $   35,150   $   54,862   $   52,666
     Foreign..................        7,888        6,830        6,204
                                 ----------   ----------   ----------
                                     43,038       61,692       58,870
Deferred federal..............        6,662       21,208      (10,888)
                                 ----------   ----------   ----------
                                 $   49,700   $   82,900   $   47,982
                                 ----------   ----------   ----------
                                 ----------   ----------   ----------

Domestic and foreign income before income taxes and equity in investee company is as follows:

YEAR ENDED DECEMBER 31                 1996         1995         1994

---------------------------------------------------------------------
(In thousands)
Domestic......................   $  157,756   $  235,869   $  158,544
Foreign.......................       22,537       19,514       18,498
                                 ----------   ----------   ----------
                                 $  180,293   $  255,383   $  177,042
                                 ----------   ----------   ----------
                                 ----------   ----------   ----------

The reconciliation of taxes computed at the statutory rate of 35% to the provision for income taxes is as follows:

YEAR ENDED DECEMBER 31                 1996         1995         1994
---------------------------------------------------------------------
(In thousands)
Tax provision at statutory
  rate........................   $   63,103   $   89,384   $   61,965
Nontaxable investment
  income......................      (14,403)     (13,405)     (13,989)
Increase in valuation
  allowance...................        2,400        7,000           --
Other.........................       (1,400)         (79)           6
                                 ----------   ----------   ----------
Provision for income taxes....   $   49,700   $   82,900   $   47,982
                                 ----------   ----------   ----------
                                 ----------   ----------   ----------

The tax effects of items comprising the Company's net deferred tax asset are as follows:

                                DECEMBER 31         1996         1995
---------------------------------------------------------------------
(In thousands)
Deferred tax assets:
     Discounting of loss reserves..........   $  195,442   $  200,907
     Tax basis differential of subsidiary
         not included in
         consolidated tax return...........      111,815      111,815
     Operating loss carryforwards of
         subsidiary not included
         in consolidated tax return........       61,110       57,925

     Unearned premium reserve..............       43,063       40,354
     Accruals not currently deductible.....       40,933       42,569
     Other.................................       61,055       62,681
                                              ----------   ----------
                                                 513,418      516,251
Deferred tax liabilities:
     Deferred policy acquisition costs.....       75,062       67,785
     Unrealized investment gains...........      108,262      118,002
     Investment in investee company........       21,098       20,576
     Other.................................       74,747       81,378
                                              ----------   ----------
                                                 234,249      228,510
Valuation allowance........................     (168,559)    (165,803)
                                              ----------   ----------
Net deferred tax asset.....................   $   65,690   $   62,707
                                              ----------   ----------
                                              ----------   ----------

For the years ended December 31, 1996 and 1995, the Company's valuation allowance and income tax provision were increased by $2,400,000 and $7,000,000 relating primarily to deferred tax assets of a subsidiary that is not included in the consolidated tax return for which it is likely that tax benefits will not be realized.

At December 31, 1996, a subsidiary of the Company, not included in the consolidated tax return, had available net operating loss carryforwards ('NOL') of approximately $174,600,000, of which $129,700,000 is subject to a valuation allowance. For federal income tax purposes, approximately $129,300,000 expires in 2001, $17,000,000 in 2002, $17,000,000 in 2004, $2,200,000 in 2010 and
$9,100,000 in 2011. The Internal Revenue Code imposes limitations on the availability of these NOL's since the subsidiary experienced a more than 50 percentage point ownership change in 1989. The amount of the NOL incurred prior to the ownership change which can be utilized in each subsequent year is limited (the 'Loss Limitation') based on the value of the subsidiary on the date of the ownership change. The annual Loss Limitation approximates $25,000,000.

The Internal Revenue Service is currently examining Reliance Group Holdings, Inc.'s 1986 through 1991 federal income tax returns. While the outcome of the current examinations is uncertain, the Company does not believe it is probable that its additional tax liability, if any, will have a material adverse effect on its consolidated financial statements.

7. UNPAID CLAIMS AND RELATED EXPENSES

The reconciliation of the beginning to ending liability for unpaid claims and related expenses ('loss reserves') for the Company's property and casualty insurance operations is as follows:


                             DECEMBER 31         1996         1995         1994
-------------------------------------------------------------------------------
(In thousands)
Loss reserves, beginning of year........   $5,859,352   $5,581,483   $5,048,442
     Less reinsurance recoverables......    2,679,917    2,453,702    2,116,914
                                           ----------   ----------   ----------
Net loss reserves, beginning of year....    3,179,435    3,127,781    2,931,528
                                           ----------   ----------   ----------
Provision for policy claims and related
  expenses:
     Provision for insured events of the
     current year.......................    1,211,672    1,163,447    1,274,649
     Increase in provision for insured
     events of prior years..............      138,665       38,512       22,444
                                           ----------   ----------   ----------
          Total provision...............    1,350,337    1,201,959    1,297,093
                                           ----------   ----------   ----------
Payments for policy claims and related
  expenses:
     Attributable to insured events of
     the current year...................      298,838      271,915      321,538
     Attributable to insured events of
     prior years........................      926,996      868,622      780,961
                                           ----------   ----------   ----------
          Total payments................    1,225,834    1,140,537    1,102,499
                                           ----------   ----------   ----------
Foreign currency translation............        7,668       (9,768)       1,659
                                           ----------   ----------   ----------
Net loss reserves, end of year..........    3,311,606    3,179,435    3,127,781
     Plus reinsurance recoverables......    2,953,814    2,679,917    2,453,702
                                           ----------   ----------   ----------
Loss reserves, end of year..............   $6,265,420   $5,859,352   $5,581,483
                                           ----------   ----------   ----------
                                           ----------   ----------   ----------

The provision for insured events of prior years for 1996, 1995 and 1994 includes adverse development related to asbestos-related and environmental pollution claims, which primarily affect general liability, multiple peril and reinsurance lines of business, and includes a pretax charge of $134,000,000 in the second quarter of 1996 to increase net loss reserves for asbestos-related and environmental pollution claims for business written in or before 1987. The 1996 provision also includes adverse development in the automobile line, offset by favorable development in workers' compensation. The 1995 provision also included adverse development in other general liability, automobile and reinsurance lines, partially offset by favorable development in workers' compensation. The 1994 provision also included adverse development in other general liability lines, partially offset by favorable development in workers' compensation.

At December 31, 1996 and 1995, loss reserves include $396,700,000 and $400,200,000 relating to short-duration contracts which are expected to have fixed, periodic payment patterns and have been discounted to present values using statutory annual rates ranging from 3 1/2% to 6%.

The reconciliation of the beginning to ending loss reserves for the Company's title insurance operations is as follows:

                             DECEMBER 31         1996         1995         1994
-------------------------------------------------------------------------------
(In thousands)
Loss reserves, beginning of year........   $  240,777   $  228,063   $  204,695
                                           ----------   ----------   ----------
Provision for policy claims and related
  expenses:
     Provision for insured events of the
     current year.......................       59,771       57,900       71,060
     Increase in provision for insured
     events of prior years..............        1,345          586        4,807
                                           ----------   ----------   ----------
          Total provision...............       61,116       58,486       75,867
                                           ----------   ----------   ----------
Payments for policy claims and related
  expenses:
     Attributable to insured events of
     the current year...................        1,755        2,187        4,475
     Attributable to insured events of
     prior years........................       35,300       43,585       48,024
                                           ----------   ----------   ----------
          Total payments................       37,055       45,772       52,499
                                           ----------   ----------   ----------
Loss reserves, end of year..............   $  264,838   $  240,777   $  228,063
                                           ----------   ----------   ----------
                                           ----------   ----------   ----------

The reconciliation of the beginning to ending net loss reserves for business written in or before 1987 pertaining to asbestos-related and environmental pollution claims is as follows:

                             DECEMBER 31         1996         1995         1994
-------------------------------------------------------------------------------
(In thousands)
Net loss reserves, beginning of year....   $  101,008   $  100,404   $   97,040
Provision for policy claims and related
  expenses..............................      135,801       23,547       17,996
Payments for policy claims and related

  expenses..............................      (23,762)     (22,943)     (14,632)
                                           ----------   ----------   ----------
Net loss reserves, end of year..........   $  213,047   $  101,008   $  100,404
                                           ----------   ----------   ----------
                                           ----------   ----------   ----------

The 1996 provision for policy claims and related expenses includes a pretax charge of $134,000,000 to increase net loss reserves for asbestos-related and environmental pollution claims for business written in or before 1987. In the second quarter of 1996, the Company completed a study of its asbestos-related and environmental pollution reserves. The study entailed a detailed review of the Company's claims, analysis of new industry data, review of policies and classes of business written by the Company and industry at large, and new actuarial methodologies for projecting ultimate losses based on payment patterns and claims analyses. The loss reserve levels established represent the Company's estimate of its ultimate losses, based on current information and actuarial methodologies.

Included in the December 31, 1996 net loss reserves for business written in or before 1987 pertaining to asbestos-related and environmental pollution claims are $78,184,000 of loss costs for claims incurred but not reported, $49,245,000 of loss costs for reported claims and $85,618,000 of related expenses.

For business written in or before 1987, the number of insureds with asbestos-related and environmental pollution claims outstanding is as follows:

                             DECEMBER 31         1996         1995
------------------------------------------------------------------

Number of insureds with outstanding
  claims, beginning of year.............          447          477
Additional insureds with claims during
  the year..............................          153          188
Insureds with closed or settled claims
  during the year.......................         (252)       (218)
                                           ----------   ----------
Number of insureds with outstanding
  claims, end of year...................          348          447
                                           ----------   ----------
                                           ----------   ----------

For business written in or before 1987, the average net paid loss for asbestos-related and environmental pollution claims was $50,200 and $61,100 for the years 1996 and 1995.

In addition, the Company currently underwrites policies covering asbestos removal and provides environmental pollution coverages for other insureds, primarily on a claims made basis. The net loss reserves for these policies as of December 31, 1996, 1995 and 1994 were $27,764,000, $29,698,000 and $29,739,000, respectively. The provisions for these policy claims and related expenses for the years 1996, 1995 and 1994 were $5,857,000, $2,357,000 and $10,283,000, respectively, and related payments were $7,791,000, $2,398,000 and $5,538,000, respectively. Included in the December 31, 1996 net loss reserves for these policies are $13,154,000 of loss costs for claims incurerd but not reported, $4,282,000 of loss costs for reported claims and $10,328,000 of related expenses. The number of outstanding claims related to these policies as of December 31, 1996 and 1995 were 474 and 303. Additional claims reported during the years 1996 and 1995 were 385 and 275, and claims closed or settled during 1996 and 1995 were 214 and 161. The average net paid loss for these claims was $20,500 and $5,600 for the years 1996 and 1995.

8. SENIOR RESET NOTES, TERM LOANS AND SHORT-TERM DEBT


Senior reset notes outstanding are as follows:

                             DECEMBER 31         1996         1995
------------------------------------------------------------------
(Dollars in thousands)
7.866% senior reset notes due 2000......   $   15,365      $15,365
9.48% senior reset notes due 2000;
  ($25,000 principal amount, less
  unamortized discount of $47 at
  December 31, 1995)....................           --       24,953
                                           ----------   ----------
                                           $   15,365      $40,318
                                           ----------   ----------
                                           ----------   ----------

At December 31, 1996, term loans and short-term debt aggregated $224,167,000 and consisted of $218,488,000 of term loans which are payable in varying amounts through 2015 with interest rates ranging from 3.0% to 9.6% and $5,679,000 of short-term debt. The weighted average interest rate on term loans and short-term debt was 6.2% and 6.8% at December 31, 1996 and 1995.

Maturities of term loans and short-term debt for each of the next five years are as follows: $6,627,000 in 1997; $4,489,000 in 1998; $50,767,000 in 1999;
$148,267,000 in 2000; and $1,467,000 in 2001.

The Company has a revolving credit facility and term loan agreement with various banks ('Credit Facility'). In 1995, the Company extended its revolving credit facility through March 31, 2000 from December 31, 1998. In addition, the Company increased term loan borrowings to $137,500,000 from $62,500,000 and extended the maturity dates of the term loan borrowings through March 31, 2000. The additional $75,000,000 of borrowings under the term loan were used, in part, to redeem $25,000,000 of the 7.866% senior reset notes and $25,000,000 of the 9.48%

senior reset notes, including $9,652,000 of notes held by Reliance Insurance Company. These transactions resulted in an extraordinary loss of $3,363,000, net of income taxes of $1,811,000, in 1995. In addition, all of the outstanding shares of redeemable preferred stock of Reliance Insurance Company, which had a carrying value of $23,517,000, were redeemed. The cost of the early redemption in excess of the carrying value of the preferred stock, $252,000, was charged directly to shareholder's equity in 1995. On November 8, 1996, the Company increased term loan borrowings by an additional $25,000,000 to $162,500,000. The additional borrowings were used to redeem all outstanding ($25,000,000 principal amount) 9.48% senior reset notes.

The revolving credit facility provides for aggregate maximum outstanding borrowings of $100,000,000. At the Company's option, all borrowings under the revolving credit facility will bear interest at a floating rate based on a bank reference rate (or, if higher, the Federal Funds rate plus 1/2%) or at a rate based on the Eurodollar rate. At December 31, 1996, borrowings aggregating $35,000,000 were outstanding under this facility. All of the common stock of Reliance Insurance Company, the principal subsidiary of the Company, has been pledged to secure the Credit Facility and the senior reset notes.

The Company's dividends are subject to provisions of the senior reset notes. These provisions are less restrictive than the provisions in the Credit Facility which requires, among other things, a minimum net worth requirement and a limitation of indebtedness. At February 14, 1997, the Company could pay up to $288,300,000 in cash dividends without violating the most restrictive provisions.

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

Common stock dividends paid by Reliance Insurance Company were $111,467,000 in each of 1996, 1995 and 1994. During 1997, $118,500,000 would be available for dividend payments by Reliance Insurance Company under Pennsylvania law. The Company believes such amount will be sufficient to meet its cash needs.

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

Amounts recoverable from reinsurers are estimated in a manner consistent with the liability for unpaid claims and related expenses associated with the reinsurance. Estimated amounts of reinsurance recoverables are reported as assets in the accompanying consolidated balance sheet. As of December 31, 1996 and 1995, reinsurance recoverables include $596,743,000 and $472,925,000 of prepaid reinsurance premiums which represents the portion of property and casualty premiums ceded to reinsurers applicable to unearned premiums.

The reconciliation of property and casualty insurance direct premiums to net premiums is as follows:

YEAR ENDED DECEMBER 31                              1996                      1995                      1994
----------------------------------------------------------------------------------------------------------------------
(In thousands)
                                             Premiums     Premiums     Premiums     Premiums     Premiums     Premiums
                                              Written       Earned      Written       Earned      Written       Earned
                                           ----------   ----------   ----------   ----------   ----------   ----------
Direct..................................   $3,070,944   $2,894,096   $2,748,439   $2,707,978   $2,654,437   $2,630,549
Assumed.................................      329,318      356,489      325,226      350,636      330,261      345,398
Ceded...................................   (1,554,063)  (1,449,731)  (1,294,625)  (1,284,023)  (1,220,408)  (1,198,629)
                                           ----------   ----------   ----------   ----------   ----------   ----------

Net premiums............................   $1,846,199   $1,800,854   $1,779,040   $1,774,591   $1,764,290   $1,777,318
                                           ----------   ----------   ----------   ----------   ----------   ----------
                                           ----------   ----------   ----------   ----------   ----------   ----------

The reconciliation of property and casualty insurance gross policy claims and settlement expenses to net policy claims and settlement expenses is as follows:

YEAR ENDED DECEMBER 31                                                        1996         1995         1994
------------------------------------------------------------------------------------------------------------
(In thousands)
Gross................................................................   $2,262,809   $1,987,055   $2,220,285
Reinsurance recoveries...............................................     (912,472)    (785,096)    (923,192)
                                                                        ----------   ----------   ----------
Net policy claims and settlement expenses............................   $1,350,337   $1,201,959   $1,297,093
                                                                        ----------   ----------   ----------
                                                                        ----------   ----------   ----------

For the year ended December 31, 1996, gross policy claims and settlement expenses include a charge of $134,500,000 and net policy claims and settlement expenses include a charge of $134,000,000 to increase property and casualty insurance loss reserves for asbestos-related and environmental pollution claims for business written in or before 1987.

The Company holds substantial amounts of funds and letters of credit as collateral pursuant to recoverables from unauthorized reinsurers. The Company is not aware of any impairment of the creditworthiness of any of its significant reinsurers.

Reliance Insurance Company's ten largest reinsurers, based on 1996 ceded premiums, are as follows:
--------------------------------------------------------------------------------
(In thousands)
American Re-Insurance Company.......................................  $  133,324
Hertz International Reinsurance Ltd.................................      63,259
Swiss Reinsurance America Corporation...............................      56,455
Commercial Risk Re-Insurance Company................................      46,512
Zurich Reinsurance Centre, Inc......................................      45,954
General Reinsurance Corporation.....................................      45,280
Kemper Reinsurance Company..........................................      43,547
Everest Reinsurance Company.........................................      33,485
Lloyd's of London...................................................      30,827
Cedar Hill Assurance Company........................................      30,755

The Company has entered into aggregate excess of loss reinsurance agreements. These agreements indemnify the Company for ultimate net property and casualty insurance losses in excess of a specified retention for the 1995 and 1996 accident years up to a maximum aggregate limit of $100,000,000 for each year. No premiums or losses have been ceded under these agreements.

11. OTHER INSURANCE EXPENSES

YEAR ENDED DECEMBER 31                                                           1996          1995          1994
-----------------------------------------------------------------------------------------------------------------
(In thousands)
Salaries and commissions................................................  $   630,777   $   563,680   $   704,254
Taxes, other than income taxes..........................................       41,564        48,603        34,849
Rent....................................................................       61,305        55,848        54,863
Policyholders' dividends................................................        3,158         7,065         2,630
Other...................................................................      175,866       150,967       163,308
                                                                          -----------   -----------   -----------
                                                                          $   912,670   $   826,163   $   959,904
                                                                          -----------   -----------   -----------
                                                                          -----------   -----------   -----------

12. POSTRETIREMENT BENEFIT PLANS

Retirement benefits under the Company's noncontributory trusteed defined benefit pension plans are paid to eligible employees based primarily on years of service and compensation. Plan assets principally consist of corporate and government debt securities and 1,247,400 shares of Reliance Group Holdings, Inc. common stock.

Pension cost includes the following components:

YEAR ENDED DECEMBER 31                                                             1996         1995         1994
-----------------------------------------------------------------------------------------------------------------
(In thousands)
Service cost--benefits earned during the period.............................   $ 10,755    $   7,959    $  10,255
Interest cost on projected benefit obligation...............................     15,006       13,689       12,941
Actual return on plan assets................................................     (7,889)     (28,748)       8,920
Net amortization and deferral...............................................    (10,731)      13,303      (26,252)
                                                                               --------    ---------    ---------
                                                                               $  7,141    $   6,203    $   5,864
                                                                               --------    ---------    ---------
                                                                               --------    ---------    ---------

A reconciliation of the funded status of the plans with the accrued pension cost included in accounts payable and accrued expenses is as follows:


                                                                             DECEMBER 31        1996         1995
-----------------------------------------------------------------------------------------------------------------
(In thousands)
Actuarial present value of benefit obligation:
     Vested.............................................................................   $ 165,359    $ 158,753
     Nonvested..........................................................................       7,504        9,971
                                                                                           ---------    ---------
Accumulated benefit obligation..........................................................     172,863      168,724
Effect of anticipated future compensation levels........................................      32,781       36,022
                                                                                           ---------    ---------
Projected benefit obligation............................................................     205,644      204,746
Plan assets at market value.............................................................    (175,438)    (164,877)
                                                                                           ---------    ---------
Projected benefit obligation in excess of plan assets...................................      30,206       39,869
Unrecognized net asset at date of adoption..............................................       6,835        8,455
Unrecognized net loss...................................................................     (13,277)     (25,166)
                                                                                           ---------    ---------
Accrued pension cost....................................................................   $  23,764    $  23,158
                                                                                           ---------    ---------
                                                                                           ---------    ---------

Contributions under the Company's noncontributory trusteed defined benefit pension plans were $6,535,000 and $3,391,000 in 1996 and 1994. No contributions were made during 1995.

The assumptions used to measure the projected benefit obligation at December 31, 1996 and 1995 include a discount rate of 8.0% and 7.5% and a weighted average rate of compensation increase of 4.0% and 4.5%. The expected long-term investment rate of return on plan assets for the years ended December 31, 1996 and 1995 was 10.0% and 9.5%.

Contributions under the Company's defined contribution plans were $5,727,000, $4,105,000 and $5,095,000 in 1996, 1995 and 1994, respectively, and were based on a formula specified in the plan agreements.

The Company offers unfunded postretirement medical and life insurance plans to certain employees of a subsidiary. Postretirement benefit cost includes the following components:

YEAR ENDED DECEMBER 31                                                             1996         1995         1994
-----------------------------------------------------------------------------------------------------------------
(In thousands)
Service cost--benefits earned during the period.............................   $    168    $     167    $     226
Interest cost on accumulated postretirement benefit obligation..............        622          713          715
Net amortization and deferral...............................................        754          624          790
                                                                               --------    ---------    ---------

                                                                               $  1,544    $   1,504    $   1,731
                                                                               --------    ---------    ---------
                                                                               --------    ---------    ---------

The components of the accumulated postretirement benefit obligation are as follows:

                                                                             DECEMBER 31        1996         1995
-----------------------------------------------------------------------------------------------------------------
(In thousands)
Accumulated postretirement benefit obligation:
     Retirees...........................................................................   $   5,020    $   5,597
     Other active plan participants.....................................................       3,241        3,618
                                                                                           ---------    ---------
Accumulated benefit obligation..........................................................       8,261        9,215
Unrecognized net gain...................................................................         671           92
Unrecognized transition obligation......................................................      (7,204)      (7,963)
                                                                                           ---------    ---------
Accrued postretirement benefit cost.....................................................   $   1,728    $   1,344
                                                                                           ---------    ---------
                                                                                           ---------    ---------

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1996 was 10.0% for 1997 decreasing until it reaches 6.0% in 2007, after which it remains constant. A one-percentage-point change in the assumed health care cost trend rate for each year would change the accumulated postretirement benefit obligation as of December 31, 1996 and the 1996 net postretirement health care cost by approximately 3.0% and 1.8%. The assumed discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1996 and 1995 was 8.0% and 7.5%.

13. STATUTORY INFORMATION

Statutory net income is as follows:

YEAR ENDED DECEMBER 31                                                           1996          1995          1994
-----------------------------------------------------------------------------------------------------------------
(In thousands)
Property and casualty insurance operations................................   $121,665    $  225,989    $  123,970
Title insurance operations................................................     40,094        12,439        32,421


Statutory policyholders' surplus is as follows:

                                                                           DECEMBER 31         1996          1995
-----------------------------------------------------------------------------------------------------------------
(In thousands)
Property and casualty insurance operations (1)........................................   $1,187,056    $1,128,336
Title insurance operations............................................................      199,587       182,167

(1) Includes Reliance Insurance Company's investment in title insurance operations. Also reflects a reduction in statutory loss reserves of $93,700,000 and $98,800,000 at December 31, 1996 and 1995, representing discounts of workers' compensation reserves in excess of GAAP discounts.

14. CONTINGENCIES AND COMMITMENTS

LEGAL PROCEEDINGS

The Company and its subsidiaries are involved in certain litigation arising in the course of their businesses, some of which involve claims of substantial amounts. Although the ultimate outcome of these matters cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, the Company is contesting the allegations of the complaints in each pending action against it and believes, based on current knowledge and after consultation with counsel, that the resolution of these matters will not have a material adverse effect on the con-solidated financial statements of the Company. In addition, the Company is subject to the litigation set forth below.

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

The action brought by the Superintendent was settled by an agreement, dated June 2, 1989, under which Hall, now known as Prometheus Funding Corp. ('Prometheus'), will make an initial payment of $19,000,000 and additional payments aggregating $29,000,000 over a ten-year period without interest as follows: $1,500,000 each in years one and two; $2,000,000 each in years three and four; $5,000,000 in year five; $4,500,000 each in years six and seven; $4,000,000 in year eight; and $2,000,000 each in years nine and ten. The settlement agreement provides for the entry of an order by the court barring other claims against Hall relating to Union Indemnity, including the claims by the American Centennial Plaintiffs described above. The settlement agreement was submitted to the court for approval in October 1989 and objections were filed and continue to be pursued by various parties. The Superintendent has informed Prometheus that he intends to pursue court approval of the settlement. The settlement agreement will not become effective until final approval by the court and there is no assurance that such approval will be obtained. Prometheus has recorded a reserve of $36,000,000 representing the initial payment of $19,000,000 and the present value of the additional remaining annual payments over a ten-year period. Prometheus has received an aggregate of $20,000,000 in insurance proceeds in connection with this matter from its insurance carrier.

COMMITMENTS

A subsidiary of Reliance Insurance Company, Saul P. Steinberg and other executives of the Company are partners in a partnership which owns certain real estate properties. At December 31, 1996, the partnership's total outstanding debt was $172,167,000. As of December 31, 1996, the Company guaranteed $38,000,000 of the partnership's outstanding debt which matures on June 30, 1997. The Company believes that, to the extent such debt cannot be fully refinanced at maturity, the partnership will seek additional financing from other sources, which may include the Company. The Company receives a fee of .5% per annum on the average outstanding debt covered by the guarantee. Reliance Group Holdings, Inc. has issued a line of credit to the partnership in the amount of $13,000,000. Borrowings under the line of credit mature on June 30, 2005 and bear a fixed interest rate of 10%. At December 31, 1996, borrowings of $9,829,000 were outstanding under the line of credit.


LEASE COMMITMENTS

The Company and its subsidiaries lease certain office facilities and equipment under lease agreements that expire at various dates through 2011. Rent expense for the years ended December 31, 1996, 1995 and 1994 was $93,700,000, $92,300,000 and $92,400,000, respectively.

At December 31, 1996, future net minimum rental payments required under noncancelable leases are as follows:

---------------------------------------------------------
(In thousands)
1997..........................................   $ 60,947
1998..........................................     45,540
1999..........................................     37,739
2000..........................................     17,703
2001..........................................     10,482
2002 and thereafter...........................     21,642
                                                 --------
                                                 $194,053
                                                 --------
                                                 --------

15. BUSINESS SEGMENT INFORMATION

YEAR ENDED DECEMBER 31                                                         1996           1995          1994
----------------------------------------------------------------------------------------------------------------
(In thousands)
REVENUES:
Property and casualty insurance:
     Premiums earned.................................................   $ 1,800,854     $1,774,591    $1,777,318
     Net investment income...........................................       257,133        247,343       232,299
     Gain on sales of investments....................................        49,264         27,381         8,702
                                                                        -----------     ----------    ----------
                                                                          2,107,251      2,049,315     2,018,319
                                                                        -----------     ----------    ----------
Title insurance:
     Premiums earned.................................................       780,157        671,947       856,774
     Net investment income...........................................        30,455         27,946        26,613
     Gain on sales of investments....................................           346          1,729           516
                                                                        -----------     ----------    ----------
                                                                            810,958        701,622       883,903
                                                                        -----------     ----------    ----------
Other................................................................       186,820        171,159       156,473
                                                                        -----------     ----------    ----------
                                                                        $ 3,105,029     $2,922,096    $3,058,695
                                                                        -----------     ----------    ----------
                                                                        -----------     ----------    ----------
INCOME BEFORE INCOME TAXES AND EQUITY IN INVESTEE COMPANY:

Property and casualty insurance
     Underwriting (1)................................................   $  (172,387)    $  (45,644)   $  (97,343)
     Net investment income...........................................       257,133        247,343       232,299
     Gain on sales of investments....................................        49,264         27,381         8,702
                                                                        -----------     ----------    ----------
                                                                            134,010        229,080       143,658
                                                                        -----------     ----------    ----------
Title insurance......................................................        38,580         14,012        31,326
                                                                        -----------     ----------    ----------
Other................................................................         7,703         12,291         2,058
                                                                        -----------     ----------    ----------
                                                                        $   180,293     $  255,383    $  177,042
                                                                        -----------     ----------    ----------
                                                                        -----------     ----------    ----------
IDENTIFIABLE ASSETS AT YEAR-END:
Property and casualty insurance......................................   $ 9,639,186     $9,100,210    $8,541,019
Title insurance......................................................       614,440        572,267       550,160
Other................................................................       256,994        223,443       246,586
                                                                        -----------     ----------    ----------
                                                                        $10,510,620     $9,895,920    $9,337,765
                                                                        -----------     ----------    ----------
                                                                        -----------     ----------    ----------

(1) The 1996 results include a charge of $134,000,000 to increase net loss reserves for asbestos-related and environmental pollution claims for business written in or before 1987.

Income before income taxes and equity in investee company relating to property and casualty insurance underwriting has been reduced by policyholders' dividends and other income and expense. Income before income taxes and equity in investee company by segment is before allocation of corporate interest expense. The pre-tax results of RCG International, Inc. (a subsidiary of the property and casualty insurance operations) are included in Other.

Identifiable assets by industry segment are those assets which are used in the Company's operations in each segment.

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                                    1996 Quarter
----------------------------------------------------------------------------------------------------------------
                                                                 First        Second         Third        Fourth
----------------------------------------------------------------------------------------------------------------
(In thousands)
REVENUES:
Premiums earned..........................................   $  609,867    $  636,752    $  661,980    $  672,412

Net investment income....................................       70,717        70,443        72,040        74,388
Gain on sales of investments.............................        4,468        18,936        16,542         9,664
Interest income from parent company......................        4,954         5,144         5,437         5,677
Other....................................................       37,549        40,048        41,608        46,403
                                                            ----------    ----------    ----------    ----------
                                                            $  727,555    $  771,323    $  797,607    $  808,544
                                                            ----------    ----------    ----------    ----------
                                                            ----------    ----------    ----------    ----------
NET INCOME (LOSS)(1).....................................   $   45,407    $  (25,677)   $   60,257    $   59,514
                                                            ----------    ----------    ----------    ----------
                                                            ----------    ----------    ----------    ----------

(1) Includes a second quarter after-tax charge of $87,100,000 to increase net loss reserves for asbestos-related and environmental pollution claims for business written in or before 1987.

                                                                                                    1995 Quarter
----------------------------------------------------------------------------------------------------------------
                                                                 First        Second         Third        Fourth
----------------------------------------------------------------------------------------------------------------
(In thousands)
Revenues:
Premiums earned..........................................   $  604,666    $  599,957    $  618,831    $  623,084
Net investment income....................................       69,378        66,362        68,727        70,822
Gain on sales of investments.............................        8,286         7,669        10,187         2,968
Interest income from parent company......................        4,917         5,362         5,166         4,963
Other....................................................       37,817        40,657        36,512        35,765
                                                            ----------    ----------    ----------    ----------
                                                            $  725,064    $  720,007    $  739,423    $  737,602
                                                            ----------    ----------    ----------    ----------
                                                            ----------    ----------    ----------    ----------
Income from continuing operations........................   $   44,402    $   46,386    $   50,464    $   39,023
Loss on disposal of discontinued operations of investee
  company................................................           --            --        (4,497)           --
                                                            ----------    ----------    ----------    ----------
Income before extraordinary item.........................       44,402        46,386        45,967        39,023
Extraordinary item--early extinguishment of debt.........           --        (3,363)           --            --
                                                            ----------    ----------    ----------    ----------
Net income...............................................   $   44,402    $   43,023    $   45,967    $   39,023
                                                            ----------    ----------    ----------    ----------
                                                            ----------    ----------    ----------    ----------

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

Board of Directors and Shareholder
Reliance Financial Services Corporation
New York, New York

We have audited the accompanying consolidated balance sheets of Reliance Financial Services Corporation (a subsidiary of Reliance Group Holdings, Inc.) and subsidiaries as of December 31, 1996 and 1995, and the related statements of income, changes in shareholder's equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Reliance Financial Services Corporation and subsidiaries at December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
New York, New York
February 14, 1997

RELIANCE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

FINANCIAL REVIEW
--------------------------------------------------------------------------------

OVERVIEW

The Company had income from continuing operations, before gains on sales of investments, of $107.3 million in 1996. Operating results in 1996 include an after-tax charge of $87.1 million to increase property and casualty insurance net loss reserves for asbestos-related and environmental pollution claims for business written in or before 1987. Excluding the effects of this charge, income from continuing operations, before gains on sales of investments, was $194.4 million compared to $159.7 million in 1995 and $132.5 million in 1994. The improved results in 1996 and 1995 reflect the continued strong performance of the property and casualty insurance operations. In addition, the 1996 results benefitted from improved title insurance operations. After-tax gains on sales of investments were $32.2 million in 1996 compared to $20.6 million in 1995 and $6.0 million in 1994.

Net income in 1996 was $139.5 million. Excluding the effects of the charge to strengthen asbestos and environmental net loss reserves, net income in 1996 was $226.6 million, compared to $172.4 million in 1995 and $138.5 million in 1994. Net income in 1995 included a loss of $4.5 million on the disposal of discontinued life insurance operations by Zenith National Insurance Corp. ('Zenith'), an investee company, and an extraordinary loss of $3.4 million from the early extinguishment of debt.

PROPERTY AND CASUALTY INSURANCE OPERATIONS

Based on a study of their asbestos-related and environmental pollution reserves, the property and casualty insurance operations recorded a charge of $134.0 million in the second quarter of 1996 to increase net loss reserves for asbestos-related and environmental pollution claims for business written in or before 1987. The study entailed an extensive and detailed review of the Company's claims, analysis of new industry data, review of policies and classes of business written by the Company and the industry at large, and new actuarial methodologies for projecting ultimate losses based on payment patterns and claims analyses. The loss reserve levels established represent the Company's estimate of ultimate losses, based on current information and actuarial methodologies. Excluding the effects of the $134.0 million charge to strengthen asbestos and environmental net loss reserves, property and casualty insurance pretax operating income was $218.7 million in 1996 compared to $201.7 million in 1995 and $135.0 million in 1994. Pretax gains on sales of investments were $49.3 million in 1996 compared to $27.4 million in 1995 and $8.7 million in 1994.

Net premiums written and premiums earned for each line of property and casualty insurance are as follows:

                                              1996                      1995                      1994

----------------------------------------------------------------------------------------------------------------
                                            Net          Net          Net          Net          Net          Net
YEAR ENDED DECEMBER 31                 Premiums     Premiums     Premiums     Premiums     Premiums     Premiums
(In thousands)                          Written       Earned      Written       Earned      Written       Earned
                                     ----------   ----------   ----------   ----------   ----------   ----------
General Liability..................  $  466,636   $  437,634   $  468,951   $  451,867   $  423,377   $  427,864
Automobile.........................     265,206      260,735      239,819      236,592      244,000      251,038
Workers' Compensation..............     249,638      276,938      265,882      290,241      312,808      323,891
Multiple Peril.....................     211,857      200,301      184,600      180,166      180,074      170,230
Surety.............................     159,183      147,416      139,298      127,355      117,989      108,833
Reinsurance........................     151,099      140,334      118,969      119,921      125,597      132,694
Ocean and Inland Marine............     129,148      123,352      118,757      115,590      103,865       95,103
Fire and Allied....................      64,250       63,020       68,118       61,430       49,977       56,495
Accident and Health................      61,873       60,394       58,426       58,636       51,976       49,550
Involuntary........................      44,229       50,489       81,006       88,734      113,483      115,963
Other..............................      43,080       40,241       35,214       44,059       41,144       45,657
                                     ----------   ----------   ----------   ----------   ----------   ----------
                                     $1,846,199   $1,800,854   $1,779,040   $1,774,591   $1,764,290   $1,777,318
                                     ----------   ----------   ----------   ----------   ----------   ----------
                                     ----------   ----------   ----------   ----------   ----------   ----------

Premiums written and earned in 1996 benefitted from increased writings in the commercial multiple peril and automobile lines and increased reinsurance premiums resulting from new casualty treaties. Net premiums written and earned in 1996 and 1995 also benefitted from growth in surety premiums, resulting from a higher level of construction activity by insureds and growth in small contractor business. These increases were partially offset by declines in involuntary premiums as well as a decline in workers' compensation premiums resulting from the shift by insureds to captive insurance programs and other arrangements that reduce net premium retention.

The underwriting loss in 1996 was $172.4 million and the combined ratio (calculated on a GAAP basis), after policyholders' dividends, was 109.0%. Excluding the effects of the charge to strengthen asbestos and environmental net loss reserves, the 1996 underwriting loss was $38.4 million and the combined ratio was 101.6%, compared to an underwriting loss of $45.6 million in 1995 with a combined ratio of 101.8% and an underwriting loss of $97.3 million in 1994 with a combined ratio of 104.4%. The strong underwriting results in 1996 and 1995 reflect continued underwriting profits in workers' compensation, surety and accident and health lines of business, partially offset by underwriting losses in automobile lines. The Company has undertaken several initiatives to improve automobile underwriting results including, (i) elimination of certain unprofitable programs, (ii) increasing prices and deductible limits, and (iii) strengthening the automobile claims function. The 1996 underwriting results also benefitted from improved results in general liability, as well as in multiple peril, reinsurance and fire and allied lines of business, reflecting lower catastrophe losses which were $19.9 million ($26.1 million before reinsurance) in 1996, $25.7 million ($78.5 million before reinsurance) in 1995 and $50.1 million ($134.0 million before reinsurance) in 1994. The low level of catastrophe losses reflects the Company's efforts to reduce its catastrophe exposures by exiting homeowners' coverage, reducing property coverage in the reinsurance line of business and establishing rigorous underwriting criteria in catastrophe prone regions. The 1995 and 1994 underwriting results included charges of $4.0 million and $11.6 million, respectively, relating to the Company's settlement with the California Department of Insurance resolving its total liability for refunds and interest under Proposition 103.

The property and casualty insurance operations assume and cede reinsurance in the normal course of business. The Company's aggregate reinsurance recoverables were $3.58 billion at December 31, 1996, representing estimated amounts recoverable from reinsurers pertaining to unpaid claims, claims incurred but not reported, unearned premiums and paid claims. The Company is subject to credit risk with respect to its reinsurers, as the ceding of risk to reinsurers does not relieve the Company of its liability to insureds. In order to minimize losses from uncollectible reinsurance, the Company places its reinsurance with a number of different reinsurers and utilizes a security committee to approve, in advance, the reinsurers which meet its standards of financial strength. The Company holds substantial amounts of collateral to secure recoverables from unauthorized reinsurers. See note 10 to the consolidated financial statements.

Policy claims and settlement expenses include a provision for insured events of prior years of $138.7 million in 1996 compared to $38.5 million in 1995 and $22.4 million in 1994. The provision for all years includes adverse development related to prior year asbestos-related and environmental pollution claims, which primarily affect general liability, multiple peril and reinsurance lines of business, and includes a pretax charge of $134.0 million in 1996 to increase net loss reserves for asbestos-related and environmental pollution claims for business written in or before 1987. The 1996 provision also includes adverse development in the automobile line, offset by favorable development in workers' compensation. The 1995 provision also included adverse development in other general liability, automobile and reinsurance lines, partially offset by favorable development in workers' compensation. The 1994 provision also included adverse development in other general liability lines, partially offset by favorable development in workers' compensation.

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

The liability for property and casualty insurance loss reserves at December 31, 1996 was $6.27 billion compared to $5.86 billion at December 31, 1995. This liability is based on an evaluation of reported claims in addition to statistical projections of claims incurred but not reported and loss adjustment expenses. Estimates of salvage and subrogation are deducted from the liability.

Reinsurance recoverables of $2.95 billion and $2.68 billion at December 31, 1996 and 1995, respectively, are included in the liability.

The establishment of loss reserves requires an estimate of the ultimate liability based primarily on past experience. The Company applies a variety of generally accepted actuarial techniques to determine the estimates of ultimate liability. The techniques recognize, among other factors, the Company's and industry's experience with similar business, historical trends in reserving patterns and loss payments, pending level of unpaid claims, cost of claim settlements, product mix and the economic environment in which property and casualty companies operate. Estimates are continually reviewed and adjustments of the probable ultimate liability based on subsequent developments and new data are included in operating results for the periods in which they are made. In general, reserves are initially established based upon the actuarial and underwriting data utilized to set pricing levels and are reviewed as additional information, including claims experience, becomes available. The Company regularly analyzes its reserves and reviews its pricing and reserving methodologies so that future adjustments to prior years reserves can be minimized. However, given the complexity of this process, reserves will require continual updates and the ultimate liability may be more or less than such estimates indicate. Estimation of loss reserves for long tail lines of business is more difficult than for short tail lines because long tail claims may not become apparent for a number of years, and a relatively higher proportion of ultimate losses are considered incurred but not reported. As a result, variation in loss development is more likely in long tail lines of business. The Company attempts to reduce these variations in certain of its long tail lines, primarily directors and officers liability and professional liability, by writing policies on a claims-made basis which mitigates the long tail nature of the risks. The Company also limits the potential loss from a single event through the extensive use of reinsurance.

PROPERTY AND CASUALTY INSURANCE INVESTMENT RESULTS

Net investment income of the property and casualty insurance operations increased to $257.1 million in 1996 from $247.3 million in 1995 and $232.3 million in 1994. These increases reflect growth in the size of the fixed maturity investment portfolio.

Gains on sales of investments were $49.3 million in 1996 compared to $27.4 million in 1995 and $8.7 million in 1994. Gains on sales of investments in 1996 resulted from sales of equity securities.

TITLE INSURANCE OPERATIONS

The title insurance operations reported pretax income, before gains on sales of investments, of $38.2 million in 1996, $12.3 million in 1995 and $30.8 million in 1994.

Premiums and fees were $780.2 million in 1996 compared to $671.9 million in 1995 and $856.8 million in 1994. The increase in premiums and fees in 1996, when compared to 1995, resulted from an increase in residential resale and new home sale activity reflecting a strong economy and favorable mortgage interest rates. In addition, the title insurance operations achieved a record level of commercial title insurance premiums. Premiums and fees in 1994 benefitted from increased agency revenues reflecting the strong real estate market conditions that existed in late 1993 and early 1994.

Agency commissions represent the portion of premiums retained by agents pursuant to the terms of their agency contracts and are the title insurance operations' single largest expense. Agency commissions, which fluctuate in direct relation to agency premiums, were $355.8 million in 1996 compared to $310.7 million in 1995 and $432.0 million in 1994. Other expenses of the title insurance operations include personnel costs relating to marketing activities, title searches, information gathering on specific properties and preparation of insurance policies, as well as costs associated with the maintenance of title plants. Other expenses were $355.4 million in 1996 compared to $318.4 million in 1995 and $344.7 million in 1994. The expense ratio of the title insurance operations (which includes agency commissions) was 90.5% in 1996 compared to 93.1% in 1995 and 90.0% in 1994. The decline in the expense ratio in 1996, when compared to 1995, resulted from an increase in direct title insurance premiums and effective expense control measures. The provision for policy claims was $61.1 million in 1996 compared to $58.5 million in 1995 and $75.9 million in 1994. The title insurance operations have benefitted from favorable claims experience in recent years, a trend which is expected to continue. Paid claim losses have declined to $37.1 million in 1996 from $45.8 million in 1995 and $52.5 million in 1994.

INVESTMENT PORTFOLIO

At December 31, 1996, the Company's investment portfolio aggregated $4.18 billion (at cost), of which 10% was invested in equity securities. The Company seeks to maintain a diversified and balanced fixed maturity portfolio representing a broad spectrum of industries and types of securities. At December 31, 1996, no one issuer comprised more than 3.0% of the fixed maturity and short-term investment portfolio. The portfolio is managed to achieve a proper balance of safety, liquidity and investment yields.

The Company's fixed maturity portfolio consists of investment grade securities (those rated 'BBB' or better by Standard & Poor's) and, to a lesser extent, non-investment grade securities and non-rated securities. The risk of default is generally considered to be greater for non-investment grade securities, when compared to investment grade securities, since these issues may be more susceptible to severe economic downturns. At December 31, 1996, the carrying values of non-investment grade securities and securities not rated by Standard & Poor's were $499.5 million (13% of the fixed income portfolio) and $93.6 million (2% of the fixed income portfolio), respectively. At December 31, 1995, the carrying values of non-investment grade securities and securities not rated by Standard & Poor's were $299.0 million (8% of the fixed income portfolio) and $64.4 million (2% of the fixed income portfolio), respectively. Substantially all of the Company's non-investment grade and non-rated securities are classified as available for sale and, accordingly, are carried at market value. See note 2 to the consolidated financial statements.

At December 31, 1996, approximately 31% of the Company's fixed maturity and short-term investment portfolio was comprised of securities issued by utilities, the vast majority of which are rated investment grade and are first mortgage or senior note secured bonds. The utility portfolio is widely diversified among various geographic regions in the United States and is not dependent on the economic stability of any one particular region. No other industry group comprises more than 10% of the fixed maturity and short-term investment portfolio.

OTHER OPERATIONS

RCG International, Inc. ('RCG'), a subsidiary of the Company, primarily provides technical services in the information technology industry. Information technology revenues were $136.7 million in 1996, $106.5 million in 1995 and $90.0 million in 1994. The increase in revenues in both 1996 and 1995 resulted from increased assignments from existing clients and new clients. Information technology operating expenses were $134.4 million in 1996, $101.0 million in 1995 and $84.6 million in 1994. RCG's revenues and expenses are included in other revenues and other expenses in the accompanying consolidated statement of income. For the years 1995 and 1994 other revenues and other expenses included certain consulting operations which were sold in 1995.

At December 31, 1996, the Company's real estate operations had holdings with a carrying value of $275.2 million, which includes nine shopping centers with an aggregate carrying value of $127.5 million, office buildings and other commercial properties with an aggregate carrying value of $85.3 million and undeveloped land with a carrying value of $62.4 million.

EQUITY IN INVESTEE COMPANY

Equity in investee company income was $8.9 million, $7.8 million and $9.5 million in 1996, 1995 and 1994, respectively, from the Company's investment in Zenith. The increase in equity income in 1996, when compared to 1995, reflects improved underwriting results due, in part, to lower catastrophe losses. The decline in equity income in 1995, when compared to 1994, reflects an increase in Zenith's property and casualty underwriting losses, particularly in workers' compensation. In 1995, the Company recognized an after-tax loss of $4.5 million on the disposal of discontinued life insurance operations by Zenith.

OTHER MATTERS

The Company has a revolving credit facility and term loan agreement with various banks. On November 8, 1996, the Company increased term loan borrowings by $25 million to $162.5 million. The additional borrowings were used to redeem all outstanding ($25 million principal amount) 9.48% senior reset notes. The revolving credit facility provides for aggregate maximum outstanding borrowings of $100 million. At December 31, 1996, borrowings aggregating $35 million were outstanding under this facility. In addition, at December 31, 1996, the Company guaranteed $38 million of partnership debt. See note 14 to the consolidated financial statements.

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

--------------------------------------------------------------------------------

MARKET AND DIVIDEND INFORMATION FOR COMMON STOCK

Reliance Group Holdings, Inc. owns 100% of the common stock of the Company. Dividends on common stock, which are subject to agreements governing the Company's Credit Facility and senior reset notes, were $110.0 million in both 1996 and 1995.

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

RICHARD E. SNYDER
Chairman and
Chief Executive Officer
Golden Books Family Entertainment, Inc.

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

PHILIP S. SHERMAN
Senior Vice President and
Group Controller

BRUCE L. SOKOLOFF
Senior Vice President
Administration

HOWARD E. STEINBERG
Senior Vice President,
General Counsel and
Corporate Secretary

JAMES E. YACOBUCCI
Senior Vice President
Investments

ALBERT A. BENCHIMOL

Vice President and
Treasurer

EILENE S. BLOOM
Vice President
Administrative Services

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

RCG Information Technology, Inc.

CORPORATE OFFICES

Reliance Financial Services Corporation
A subsidiary of Reliance Group Holdings, Inc.
Park Avenue Plaza
55 East 52nd Street
New York, NY 10055
(212) 909-1100
FAX (212) 909-1864

INDEPENDENT AUDITORS

Deloitte & Touche LLP
New York, NY

LISTED SECURITY

The Company's 7.866% Senior Reset Notes, due 2000, are listed on the New York Stock Exchange